GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

June 2, 2006

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of May, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Files March 31, 2006 Quarterly Report	May 15, 2006
(b)	General Minerals Corporation Announces Change in Date of Annual Meeting of Shareholders	May 30, 2006
(c)	General Minerals Corporation Announces Completion and Filing of Two NI 43-101 Technical Reports: Malku Khota and Gold Lake	May 31, 2006
2.	**Financial Statements, MD&A, and Annual Information Form**	
(a)	Interim Financial Statements for the period ended March 31, 2006	May 15, 2006
(b)	Management Discussion and Analysis for the period ended March 31, 2006	May 15, 2006
(c)	Certificate of dissemination to shareholders for year ended December 31, 2005	May 16, 2006
(d)	Certificate of dissemination to shareholders for period ended March 31, 2006	May 15, 2006
(e)	Certificate of dissemination to shareholders regarding the amended notice of meeting	May 31, 2006
3.	**Annual General Meeting Material**	
(a)	Notice of Meeting and Information Circular	May 15, 2006
(b)	Form of Proxy	May 15, 2006
(c)	Annual Report	May 15, 2006
(d)	Amended Notice of Meeting	May 31, 2006
(e)	Amended Notice of the Meeting and Record Date	May 31, 2006
(f)	Officer's Certificate	May 31, 2006
4.	**Material Documents**	
(a)	Technical Report – Gold Lake Property, Grant County, New Mexico	May 12, 2006
(b)	Technical Report – Malku Khota Property, Department of Potosi, Bolivia	May 12, 2006
5.	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(b)	All financial statements, MD&A and Annual Information Forms referred to under Item 2	
(c)	All annual general meeting material referred to under Item 3	
(d)	All material documents referred to under Item 4	

General Minerals Corporation Files March 31, 2006 Quarterly Report

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

May 15, 2006

FOR IMMEDIATE RELEASE: 06-09

General Minerals Corporation (the "Company") reports that it has released its unaudited financial statements for the first quarter ended March 31, 2006 and that these financial statements and the related management's discussion and analysis of financial position and results of operations ("MD&A") are available for viewing on SEDAR at www.sedar.com.

The Company continues to be in a strong financial position with cash of $7.8 million and portfolio investments of $0.8 million.

For further information, please contact:
William Filtness
Chief Financial Officer
Tel: (604) 684-0693
Fax: (604) 684-0642

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-10

General Minerals Corporation Announces Change in Date of Annual Meeting of Shareholders

May 30, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") announced today that the date of its Annual Meeting of Shareholders will be changed from June 6, 2006 to June 27, 2006. GMC was advised earlier today by its transfer agent, CIBC Mellon Trust Company, that, inadvertently, its proxy-related materials had not been sent to its beneficial shareholders. In the interests of good investor relations and to provide all shareholders (both registered and beneficial) with an opportunity to have their shares represented at the Annual Meeting of Shareholders, GMC has determined to delay the date of the Annual Meeting of Shareholders until Tuesday, June 27, 2006 so that all shareholders will have an opportunity to participate in the Annual Meeting of Shareholders.

Registered shareholders should have already received GMC's proxy-related materials and are in the process of being sent an Amended Notice of Annual Meeting advising of the change of the date of the meeting. Beneficial shareholders are in the process of being sent the original proxy-related materials that were sent to registered shareholders, the Amended Notice of Annual Meeting and a voting instruction form from ADP Investor Communications.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-11

General Minerals Corporation Announces Completion and Filing of Two NI 43-101 Technical Reports: Malku Khota and Gold Lake

May 31, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") announced today that it has completed and filed two NI 43-101 technical reports on properties in North and South America. Reports have been completed on the Gold Lake copper-molybdenum-gold property located in Grant County, New Mexico, and on the Malku Khota silver property located in west central Bolivia. These reports can be found on the Company's web site at www.generalminerals.com and at www.sedar.com.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

12g3-2(b): 82-34810

General
Minerals
Corporation

1st Quarter Ended
March 31, 2006

General Minerals Corporation

Management's Discussion and Analysis of Financial Position and Results of Operations

The following information, prepared as of May 4, 2006, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the three months ended March 31, 2006, as well as the audited consolidated financial statements for the year ended December 31, 2005 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2005 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This MD&A and in particular the "Outlook" section, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results may also be considered a forward-looking statement, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this MD&A describe the Company's expectations as of May 4, 2006.
- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.
- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material assumptions that were applied in making the forward looking statements in this MD&A include: execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company or its joint venture partners or if new information arises which makes it prudent to change such plans or programs; and the accuracy of current interpretation of drill and other exploration results.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this MD&A, please see "Risks and Uncertainties".

General

The Company has carried out reconnaissance in North and South America and has identified and acquired a number of mineral properties. Three of these properties are currently under option to partners who will fund further exploration and add their expertise to the projects. The mineral exploration business is high risk and most exploration projects do not become mines.

In late 2005, Teck Cominco Limited commenced an 1800-metre diamond drill program at the Monitor copper-silver property located in Arizona. The drill targets include high-grade copper-silver mineralization in structural zones, a deep porphyry copper target and near-surface oxide copper-silver mineralization. Results from this program are pending.

During 2005, Phelps Dodge Corporation conducted preliminary exploration at the Escalones copper-gold porphyry prospect located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the El Teniente mine, the world's largest underground copper mine. Phelps Dodge has applied for drilling permits to drill three deep holes in the area of the anomaly but, to date, has been unable to acquire the necessary permits.

In February 2006, the Company entered into a second option agreement with Teck Cominco whereby Teck Cominco can earn up to a 65% interest in the Markham Wash copper property located in Graham County, Arizona. The Markham Wash property is located 6 kilometres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. Results from previous exploration suggest that an exposed porphyry intrusive located near geophysical anomalies has the potential to be associated with a buried porphyry copper system.

In February 2006, the Company announced the termination of its agreement with Apex Silver on the Malku Khota silver-gold property located in west central Bolivia. After completing an initial drill program and resampling an existing tunnel, Apex elected to not proceed with the project. The Company has undertaken an extensive review and interpretation of the data set, and management has concluded that the property has the potential to contain a very large volume of low grade silver mineralization along with the potential to host a higher grade, near surface zone of silver enrichment within the host sandstones. The Company is developing plans to move the project forward.

In April 2006, the Company announced the termination of its agreement with BHP Billiton on the Dragoon copper property located in southern Arizona. After completing an initial drill program consisting of three diamond drill holes on the property, BHP Billiton elected to not proceed with the project. Management will review the Dragoon information once it has been received from BHP Billiton and at that time will make a decision on plans for the Dragoon project.

Results of Operations

During the first quarter ended March 31, 2006, the Company reported a loss of $293,427 ($0.03 per share) compared to net earnings of $184,299 ($0.02 per share) reported in the quarter ended March 31, 2005. The 2005 net earnings were a consequence of the disposal of the Company's remaining investment in Lumina Copper Corporation ("Lumina") which resulted in a gain of $636,196.

General and administrative expenses increased marginally from $292,515 to $312,722. The 2006 expense includes stock-based compensation expense of $22,173 representing non-cash charges incurred in connection with the granting of stock options. The fair value of all stock options granted is recorded as a charge to operations over the vesting period.

The 2006 expense also includes charges incurred in Mexico in connection with the new subsidiary set up in late 2005. These Mexican charges impacted consulting expense which increased to $21,135 from $2,753, and office and miscellaneous expense which increased to $52,807 from $43,391. Wages and benefits were $71,028 in 2006 and $53,093 in 2005. These variances were offset by a general

reduction in discretionary expenditures, including travel and promotion, which declined to $2,066 from $17,185. In addition, professional fees decreased from $113,593 to $77,526, as during the comparative quarter, the Company had received professional advice in respect of various corporate initiatives and completed a number of regulatory filings.

During the first quarter, the Company incurred reconnaissance and sundry exploration of $74,801 (2005 - $147,246). During late 2005, the Company decided to reduce the amount of reconnaissance for new properties, instead concentrating its efforts on its existing portfolio of properties. The 2006 charge included $24,041 incurred in Afghanistan, $20,234 incurred in the United States, and $16,127 incurred in South America.

In 2006, the Company realized a small foreign exchange gain of $6,834. The 2005 comparative results included a foreign exchange loss of $58,323 which resulted from the strengthening of the Canadian dollar during the period in relation to proceeds realized on the disposal of the Company's investment in Lumina. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Expenses were offset by $71,032 (2005 - $34,422) in interest income earned on the Company's short-term investments.

Capital Expenditures

Total exploration spending increased marginally to $228,149 during the first quarter of 2006 from $218,863 in the first quarter of 2005. The 2006 deferred expenditures included $49,785 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totalled $96,607, of which $94,907 was incurred at Gold Lake. A total of $70,254 was incurred in Bolivia, and $48,437 was incurred in Mexico.

During the quarter the Company successfully optioned its Markham Wash property, and received a further option payment of $57,518 (US$50,000) in respect of the Monitor option agreement.

During the comparative period in 2005, the Company exercised 500,000 warrants of Lumina at a cost of $1.6 million and disposed of all of its remaining investment in Lumina being 720,400 shares for proceeds of $4.8 million.

Summary of Quarterly Results (unaudited)

Three months ended	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Total Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$228,149	$390,407	$199,719	202,123	$175,690	$310,912	$345,910	$580,731
Net earnings (loss)	($293,427)	($683,564)	($836,988)	($2,138,306)	$184,299	($345,253)	(734,281)	($2,006,200)
Net earnings (loss) per share (Basic and fully diluted) (1)	($0.03)	($0.07)	($0.09)	($0.24)	$0.02	($0.04)	($0.08)	($0.22)

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarter ended December 31, 2005 included a writedown of the carrying value of the Company's mineral properties amounting to $441,391. The net loss for the quarter ended September 30, 2005 included a $229,375 loss on the disposal of shares of Esperanza; and a foreign exchange loss of $273,299 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended June 30, 2005 included a writedown of the Company's investment in Esperanza amounting to $1,480,000; and a non-cash charge of $148,254 for stock-based compensation expense. The net earnings for the quarter ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina. The loss for the quarter ended December 31, 2004 was offset by a gain of $251,727 recognized on the disposal of a portion of the Company's investment in Lumina. The net loss for the quarter ended September 30, 2004 included a non-cash charge of $414,672 for stock-based compensation expense. The net loss for the quarter ended June 30, 2004 included a writedown of the Company's investment in Esperanza amounting to $1,840,000.

Financing Activities

During the first quarters of 2005 and 2006, the Company did not complete any financings or issue any shares.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the three months ended March 31, 2006 resulted in a net cash outflow of $565,997. As at March 31, 2006, the Company is in a strong financial position with cash and working capital of $7.8 million. The Company also holds portfolio investments which as at March 31, 2006 had a quoted value of $0.8 million.

The Company is well-funded and is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at March 31, 2006:

	Payments Due by Period		
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*
Lease agreement for office premises in Denver, USA	$21,100	$19,500	$1,600

Transactions with Related Parties

The Company entered into the following transactions with related parties during the quarter. Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

During the three months ended March 31, 2006, legal fees totalling $35,226 (2005 - $33,761) were charged by a legal firm in which a director is a partner.

During the three months ended March 31, 2006, consulting fees totalling $47,671 (2005 - $16,346) were charged by officers of the Company. Of this amount, $9,096 (2005 - $9,672) was charged to loss and $38,575 (2005 - $6,674) was deferred and included in property costs. As at March 31, 2006, an amount of $2,220 (December 31, 2005 - $11,438) was included in prepaid advances.

Included in accounts payable as at March 31, 2006 was $86,324 (December 31, 2005 - $39,959) payable to related parties.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A. The accounting estimates considered to be significant to the Company include the carrying values of mining claims and deferred exploration and of goodwill, and the computation of stock-based compensation expense.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. No writedown was taken during the current quarter. Capitalized costs in respect of the Company's mining claims amounted to $2,367,617 as at March 31, 2006. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

During 2004, the Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. (AMI) and Foundation Resources Ltd. Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation has set up a subsidiary in Mongolia and acquired three early stage properties. Management reviews the carrying value attributed to the goodwill on a quarterly basis and no writedown has been taken. There is a risk however that the goodwill attributed to these investments could be written down in a future quarter.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted, modified or settled. Under this method, compensation cost attributable to all incentive stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded. During the quarter, the Company recorded stock-based compensation expense of $22,173.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Changes in Accounting Policies including Initial Adoption

There are no new accounting policies impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Mexico, Bolivia, and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
9,335,077 common shares as May 4, 2006 for a net consideration of $61,326,812.

Outstanding options, warrants, and convertible securities as at May 4, 2006:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,018,000	$1.69 to $2.05	June 25, 2008 *
Stock options	77,000	$0.85	February 12, 2007
Stock options	102,500	$1.25	May 30, 2008
Stock options	409,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date under certain conditions.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favourable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors as detailed in the Annual MD&A.

Outlook

The Company is currently in a strong financial position with working capital as at March 31, 2006 of $7.8 million, and portfolio investments with a quoted value of $0.8 million.

The Company has acquired a number of properties of which three are currently under option to partners. The present exploration focus is on upgrading existing properties and seeking joint venture partners. Management will continue to seek additional joint venture partners to fund further exploration and add partners' expertise.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.generalminerals.com.

General Minerals Corporation

Consolidated Balance Sheets

As at March 31, 2006

(Unaudited - expressed in Canadian dollars)

	March 31, 2006 $	December 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	7,840,910	8,406,907
Prepaids and other	88,520	64,598
Investments (note 2)	164,850	164,850
	8,094,280	8,636,355
Mining properties and equipment		
Mining claims and deferred exploration (note 3)	2,367,617	2,196,986
Reclamation deposit	18,925	18,925
Equipment (note 4)	105,310	113,517
	2,491,852	2,329,428
Goodwill	234,800	234,800
	10,820,932	11,200,583
Liabilities		
Current liabilities		
Accounts payable	146,293	230,253
Minority interest	107,108	131,545
	253,401	361,798
Shareholders' Equity		
Capital stock (note 5)		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
9,285,077 common shares	61,242,312	61,242,312
Fair value of options and warrants	864,524	842,351
Deficit	(51,539,305)	(51,245,878)
	10,567,531	10,838,785
	10,820,932	11,200,583

On Behalf of the Board

Michael Winn – Director

Terrence A. Lyons - Director

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Operations and Deficit
For the three months ended March 31, 2006

(Unaudited - expressed in Canadian dollars)

	March 31, 2006 $	March 31, 2005 $
General and administrative expenses		
Consulting	21,135	2,753
Directors' fees	16,000	16,500
Filing fees and transfer agent	28,841	19,584
Office and miscellaneous	52,807	43,391
Professional fees	77,526	113,593
Shareholder information	21,146	26,416
Stock-based compensation	22,173	-
Travel and promotion	2,066	17,185
Wages and benefits	71,028	53,093
	(312,722)	(292,515)
Other income and (expenses)		
Depreciation and amortization	(8,207)	(3,855)
Foreign currency gain (loss)	6,834	(58,323)
Gain on disposal of investments	-	636,196
Interest and other income	71,032	34,422
Minority interest	24,437	15,620
Reconnaissance and sundry exploration	(74,801)	(147,246)
Net earnings (loss) for the period	(293,427)	184,299
Deficit - Beginning of period	(51,245,878)	(47,771,319)
Deficit - End of period	(51,539,305)	(47,587,020)
Basic and diluted earnings (loss) per share	(0.03)	0.02
Weighted average shares outstanding during the period	9,285,077	8,937,577

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Cash Flows

For the three months ended March 31, 2006

(Unaudited - expressed in Canadian dollars)

	March 31, 2006 $	March 31, 2005 $
Cash flows from operating activities		
Net earnings (loss) for the period	(293,427)	184,299
Items not affecting cash		
Depreciation and amortization	8,207	3,855
Gain on disposal of investments	-	(636,196)
Minority interest	(24,437)	(15,620)
Stock-based compensation	22,173	-
	(287,484)	(463,662)
Changes in non-cash operating working capital		
Increase in prepaids and other	(23,922)	(12,191)
Increase (decrease) in accounts payable	(83,960)	16,302
	(395,366)	(459,551)
Cash flows from investing activities		
Expenditures for mining claims and equipment	(228,149)	(227,874)
Option payment received for mining claims	57,518	43,173
Purchase of investments	-	(1,600,000)
Proceeds on disposal of investments	-	4,847,996
	(170,631)	3,063,295
Cash flows from financing activities	-	-
Increase (decrease) in cash and cash equivalents	(565,997)	2,603,744
Cash and cash equivalents - Beginning of period	8,406,907	5,917,495
Cash and cash equivalents - End of period	7,840,910	8,521,239

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Schedule of Deferred Exploration Expenditures

For the three months ended March 31, 2006

(Unaudited - expressed in Canadian dollars)

	U.S. Properties	Bolivia Properties	Chile Properties	Mongolia Properties	Mexico Properties	Total
	$	$	$	$	$	$
Balance at December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986
Land payments	29,849	19,936	-	-	-	49,785
Laboratory	3,561	167	-	-	1,488	5,216
Field supplies	151	801	-	-	1,279	2,231
Consulting and supervision	12,404	15,868	7,305	-	3,826	39,403
Maps and reproduction	265	159	-	-	71	495
Geological consulting	36,839	28,619	4,292	1,064	16,891	87,705
Geophysical	-	-	-	-	14,546	14,546
Travel and accommodation	13,538	4,704	-	190	10,336	28,768
	96,607	70,254	11,597	1,254	48,437	228,149
Less: Option payment received	(57,518)	-	-	-	-	(57,518)
	39,089	70,254	11,597	1,254	48,437	170,631
Balance at March 31, 2006	1,385,925	508,523	192,004	59,776	221,389	2,367,617

The accompanying notes are an integral part of these consolidated financial statements.

(Unaudited - expressed in Canadian dollars)

For a complete description of the Company's accounting policies and disclosures, please refer to the 2005 audited financial statements. These audited financial statements and the notes thereto are available from the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2005 Annual Report will be provided.

1. Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended December 31, 2005. They do not include all the disclosures required by generally accepted accounting principles, and should be read in conjunction with the most recent annual financial statements of the Company.

2. Investments

	March 31, 2006	December 31, 2005
392,500 common shares of Esperanza Silver Corporation Corporation (market value $788,925 (2005 - $601,425))	$164,850	$164,850

3. Mining Claims and Deferred Exploration

	March 31, 2006	December 31, 2005
Bluebird, U.S.	$62,241	$60,213
Cerro Negro, Mexico	101,179	56,316
Dragoon, U.S. e)	213,610	212,560
Escalones, Chile b)	192,005	180,407
Gold Coin, U.S.	276,656	273,922
Gold Lake, U.S.	275,384	180,477
Laurani, Bolivia	282,148	227,416
Malku Khota, Bolivia d)	225,840	210,320
Markham Wash, U.S. c)	372,229	378,590
Monitor, U.S. a)	174,495	229,864
Other *	191,830	186,901
	$2,367,617	$2,196,986

* These expenditures are in respect of several newly-acquired mineral properties located in the United States, Mongolia and Mexico.

(Unaudited - expressed in Canadian dollars)

a) The Company has entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,000,000 on the Monitor property within five years of February 8, 2005, of which US$250,000 is a guaranteed commitment in the first year. In addition, the agreement calls for cash option payments of US$35,000 on signing (paid) and US$50,000 per year (US$50,000 paid) over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study.

b) The Company has entered into a letter agreement with Minera Aurex (Chile) Limitada (Aurex), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex must expend a minimum of US$500,000 per year and pay the Company US$10,000 (paid) plus US$250,000 in five equal annual instalments (US$50,000 paid) to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an initial 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

By letter agreement dated December 27, 2005, the Company agreed to defer the first year US$500,000 exploration expenditure requirement and the first year US$50,000 option payment until June 1, 2010.

c) During the three months ended March 31, 2006, the Company entered into a second option agreement with TCAI whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Monitor property within five years, of which US$250,000 is a guaranteed commitment in the first year. TCAI has reimbursed the Company US$27,920 in land holding costs as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an addition 9% interest by expending US$4,000,000 on the property over two years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study.

(Unaudited - expressed in Canadian dollars)

d) During the three months ended March 31, 2006, the Company announced the termination of its agreement with Apex Silver Mines Ltd. and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX) on the Malku Khota property. After completing an initial drill program and resampling an existing tunnel, SILEX elected to not proceed with the project. Management of the Company is reviewing the exploration results to determine the next phase of work.

e) The Company has entered into an agreement with BHP Billiton whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon porphyry copper property located in southern Arizona.

Subsequent to March 31, 2006, the agreement with BHP Billiton was terminated. See note 9 (a).

4. Equipment

	March 31, 2006			Dec. 31, 2005
	Cost	Accumulated amortization	Net book value	Net book value
Equipment	$21,244	$6,251	$14,993	$15,886
Computer hardware	76,833	55,930	20,903	23,799
Computer software	3,366	3,215	151	549
Vehicles	84,943	15,680	69,263	73,283
	$186,386	$81,076	$105,310	$113,517

5. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2005 and March 31, 2006	9,285,077	$61,242,312

Stock options

During the three months ended March 31, 2006, the Company did not grant any stock options under the terms of its Stock Option Plan ("Plan"). The schedule of stock option activity under the Plan is as follows:

	Number of shares	Weighted average exercise price $
Balance, December 31, 2005	899,500	1.69
Options expired	(4,000)	2.10
Balance, March 31, 2006	895,500	1.69

(Unaudited - expressed in Canadian dollars)

The following table summarizes information about stock options outstanding as at March 31, 2006.

	Options outstanding			Options exercisable	
Range of exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options exercisable	Weighted average exercise price $
0.85 to 2.20	818,500	3.2	1.38	733,500	1.34
4.70 to 5.00	77,000	4.8	4.97	77,000	4.97
0.85 to 5.00	895,500	3.3	1.69	810,500	1.69

Share warrants

	Number of shares	Weighted average exercise price $
Balance, December 31, 2005 and March 31, 2006	4,068,000	2.70

The following table summarizes information about warrants outstanding and exercisable at March 31, 2006.

Warrants	Exercise Price	Expiry
2,000,000	$3.75	December 11, 2006
2,068,000	$1.69 to $2.05	June 25, 2008
4,068,000		

6. Related Party Transactions

a) During the three months ended March 31, 2006, legal fees totalling $35,226 (2005 - $33,761) were charged by a legal firm in which a director is a partner.

b) During the three months ended March 31, 2006, consulting fees totalling $47,671 (2005 - $16,346) were charged by officers of the Company. Of this amount, $9,096 (2005 - $9,672) was charged to loss and $38,575 (2005 - $6,674) was deferred and included in property costs. As at March 31, 2006, an amount of $2,220 (December 31, 2005 - $11,438) was included in prepaid advances.

c) Included in accounts payable as at March 31, 2006 was $86,324 (December 31, 2005 - $39,959) payable to related parties.

d) Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

(Unaudited - expressed in Canadian dollars)

7. Segment Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at March 31, 2006 and December 31, 2005 includes:

Identifiable Assets	March 31, 2006	December 31, 2005
Canada	$7,858,639	$8,307,998
United States	1,520,719	1,495,824
Bolivia	565,625	488,342
Chile	251,537	275,592
Caribbean	293,947	350,160
Mexico	241,436	191,209
Other	89,029	91,458
Total Assets	$10,820,932	$11,200,583

8. Commitment

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

year ending December 31, 2006	$14,600
year ending December 31, 2007	$6,500

9. Subsequent Events

a) Subsequent to March 31, 2006, the Company announced the termination of its agreement with BHP Billiton on the Dragoon property. After completing an initial drill program consisting of three diamond drill holes on the property, BHP Billiton elected to not proceed with the project. Management of the Company is reviewing the exploration results to determine the next phase of work.

b) Subsequent to March 31, 2006, the Company received proceeds of $84,500 from the exercise of 50,000 share purchase warrants.

c)

General Minerals Corporation
880-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: generalminerals.com

Printed in Canada
WALTER J. MISHKO & CO. INC.

SEC 12g3-2(b): 82-34810

RECEIVED CIBC Mellon Trust Company

2006 JUN -6 P 1:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CIBC Mellon

May 16, 2006

ddoran@generalminerals.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 16, 2006:

X Proxy

X Notice of Meeting/Information Circular

X MD & A

X Annual Report for the Fiscal Year Ended December 31, 2005

X Annual Financial Statements for the Fiscal Year Ended December 31, 2005

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_GeneralMinerals

RECEIVED

2006 JUN -5 P 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CIBC Mellon Trust Company

CIBC Mellon

May 15, 2006

ddoran@generalminerals.com
mko@malaspinaconsultants.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 15, 2006:

X Interim Report for the Three Months Ended March 31, 2006

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_GeneralMineralsInterim

CIBC Mellon Trust Company

CIBC Mellon

May 31, 2006

ddoran@generalminerals.com

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
Office of the Administrator of the Securities Act, New Brunswick
British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 31, 2006:

X Letter to Shareholders
X Amended Notice of Meeting

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_GeneralMinerals (B)

GENERAL MINERALS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the Shareholders of **GENERAL MINERALS CORPORATION** (the "Corporation") will be held at The Ontario Club, 30 Wellington Street West, Commerce Court South Building, Toronto, Ontario on Tuesday, June 6, 2006 at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the auditors' report thereon;

2. to elect the directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

BY ORDER OF THE BOARD

Vancouver, British Columbia
May 1, 2006

Ralph G. Fitch
President and Chief Executive Officer

GENERAL MINERALS CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (this "**Circular**") is furnished in connection with the solicitation by management of General Minerals Corporation (the "**Corporation**") of proxies to be used at the Annual Meeting (the "**Meeting**") of the shareholders of the Corporation to be held at The Ontario Club, 30 Wellington Street West, Commerce Court South Building, Toronto, Ontario, Canada on Tuesday, June 6, 2006 at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the "**Notice of Meeting**"). It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation**. The total cost of the solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy accompanying this Circular are directors of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy (who need not be a shareholder of the Corporation) to attend and act for such shareholder and on behalf of such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the accompanying Notice of Meeting.

A shareholder who has given a proxy may revoke it: (i) by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder's attorney authorized in writing, with CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 or at the registered office of the Corporation up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof; (ii) by depositing such instrument in writing with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

Exercise of Discretion

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. **In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their common shares in their own name (referred to herein as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, most of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. In Canada, without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP mails a scanable voting instruction form in lieu of a form of proxy and asks Beneficial Shareholders to return the instruction forms to ADP. Alternatively, Beneficial Shareholders can either call their toll free telephone number to vote their common shares, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote common shares directly at the Meeting - the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have the common shares voted.**

Record Date

The directors have fixed May 1, 2006 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Only shareholders of record on such record date are entitled to vote at the Meeting.

Voting Securities and Principal Holders Thereof

As of May 1, 2006, there were 9,335,073 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over 10% or more of the issued and outstanding common shares of the Corporation are as follows:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Outstanding Common Shares
Exploration Capital Partners 2000 Limited Partnership and Global Resource Investments Ltd.	1,673,673	17.9%
Quest Capital Corp.	980,000	10.5%

In addition, CDS & Co. is shown on the Corporation's register as at May 1, 2006 as the registered owner of 7,953,322 common shares (85.2%). The Corporation has, however, received advice to the effect that CDS & Co. is used as a clearinghouse for investment dealers, trust companies and banks and that it has no beneficial ownership in such common shares.

BUSINESS OF THE MEETING

Election of Directors

At the Meeting, it is proposed that six directors be elected. Each nominee for election as a director is currently a director of the Corporation All directors elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled **FOR** the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that any nominee will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

Name, Province or State and Country of Residence	Positions(s) held with Corporation	Principal Occupation	Year became a Director	Number of Common Shares Beneficially Owned or Controlled or Directed[3]
Ralph G. Fitch Colorado, U.S.A.	President, Chief Executive Officer, Chairman, and Director	Officer of the Corporation	1994	180,533
Lawrence A. Dick British Columbia, Canada	Director	Consulting Geologist	1994	70,191
Terrence A. Lyons[1], British Columbia, Canada	Director	Chairman, Northgate Minerals Corporation (mining company)	2005	–
A. Murray Sinclair[1][2] British Columbia, Canada	Director	Managing Director, Quest Capital Corp. (merchant bank)	2003	–
Michael Winn[1][2] California, U.S.A.	Director	President, Terrasearch Inc. (consulting company providing analysis on mining and energy companies)	2003	40,000[4]
Tina M. Woodside, ICD.D[2] Ontario, Canada	Director	Partner, Gowling Lafleur Henderson LLP (law firm)	2002	–

Notes

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) The information as to the number of common shares beneficially owned or over which control or direction is exercised has been furnished by the respective director.
(4) Owned by MDW & Associates LLC, of which Michael Winn is a shareholder.

The Corporation does not have an Executive Committee.

Except as disclosed in a previously filed information circular, each of the directors has been engaged in the principal occupation set out above during the past five years or in a similar capacity with a predecessor organization except for Lawrence A. Dick who prior to March 2006 was President of Continuum Resources Ltd. (a junior mining company).

On February 25, 2002, New Inca Gold Ltd., presently Katanga Mining Limited (formerly Balloch Resources Ltd. (of which A. Murray Sinclair Jr. has been a director since 1998) and New Inca Gold Ltd.) ("NIGL") was issued a cease trade order from the British Columbia Securities Commission (the "BCSC"), the Alberta Securities Commission and the Ontario Securities Commission for failure to file

financial statements within the prescribed period of time and pay the filing fees. NIGL has since filed the financial statements and paid the filing fees as required by those securities commissions. Effective October 21, 2003, trading of the securities of NIGL resumed. The Alberta Order was rescinded on October 23, 2003, the Ontario Order was rescinded on March 6, 2003 and the British Columbia Order was rescinded on October 21, 2003.

On February 27, 2002, the BCSC delivered an order relating to an application by Mercury Partners & Company Inc. to overturn a decision of the Canadian Venture Exchange Inc. (as it then was), namely an approval to close a private placement of 4,000,000 common shares of the corporation which was completed in November 2001 (the "BCSC Order"). Subsequent to the private placement, Mr. A. Murray Sinclair was appointed a director of PetroFalcon Corporation (formerly Pretium Industries Inc.). Pursuant to the BCSC Order, PetroFalcon Corporation was required to place the matter before its shareholders and in order that the status quo be maintained to the greatest extent possible until the occurrence of the shareholders meeting, the BCSC considered it to be in the public interest to remove the applicability of exemptions from prospectus and registration requirements for PetroFalcon until the shareholders meeting was held. In addition, the BCSC, during that time period, removed the applicability of exemptions from prospectus and registration requirements for Quest Ventures Ltd. (as subscriber to the private placement referred to above) in respect of the 4,000,000 common shares received pursuant to the private placement referred to above. During this time, Mr. A. Murray Sinclair was also a principal of Quest Ventures Ltd. The approval of shareholders was sought and received in May 2002 at a meeting of shareholders.

Mr. Lyons is the President and a director of FT Capital Ltd. which is presently subject to a cease trade order in each of the Provinces of British Columbia, Alberta, Manitoba and Ontario for failure to file financing statements since the financial year ended December 31, 2001. At the request of Brascan Financial Corporation (now Brookfield Asset Management Inc.), Mr. Lyons joined the board of FT Capital Ltd. and was appointed its President in 1990 in order to assist in its financial restructuring which is ongoing.

Mr. Lyons has also been a director since 1991 of International Utilities Structures Inc. ("IUSI"). On October 17, 2003, IUSI was granted protection from its creditors under the *Companies' Creditors Arrangement Act* ("CCAA") by the Court of Queen's Bench in Alberta. On March 31, 2005, an order was granted approving a final plan and distribution to creditors for IUSI under the CCAA. That plan was accepted by all parties and Mr. Lyons resigned as a director concurrent with the final order under the CCAA.

Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants. Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote **FOR** the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

PricewaterhouseCoopers LLP, Chartered Accountants, was first appointed as auditors of the Corporation on May 12, 1995. Disclosure of fees received by PricewaterhouseCoopers LLP and its affiliates from the Corporation and its subsidiary entities for the years ended December 31, 2005 and 2004 is set out under the heading "Audit Committee Information – External Auditor Service Fees (By Category)" in the Corporation's AIF which is available on www.sedar.com.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table (presented in accordance with the Canadian Securities Administrators' Form 51-102F6 under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended December 31, 2005, 2004, and 2003 in respect of the Chief Executive Officer and Chief Financial Officer (the "**Named Executive Officers**"). There were no other executive officers of the Corporation in 2005 whose total salary and bonus exceeded $150,000 during the financial year ended December 31, 2005.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Named Executive Officer Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen -sation(2) ($)**	**Securities Under Options/ SARs Granted(#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All other Compen-sation ($)**
Ralph G. Fitch, President, Chief Executive Officer and Chairman	2005 2004 2003	140,000(1) 120,000(1) 51,224(1)	~ ~ ~	~ ~ ~	25,000 99,000 25,000	~ ~ ~	~ ~ ~	~ ~ ~
William Filtness, Chief Financial Officer	2005 2004 2003	45,000(3) 50,000(3) 27,500(3)	~ ~ ~	~ ~ ~	15,000(4) 40,000(4) 10,000(4)	~ ~ ~	~ ~ ~	~ ~ ~

<u>Notes</u>

(1) Disclosed and paid in U.S. dollars.
(2) The aggregate value of perquisites and other personal benefits, securities and property for each Named Executive Officer was less than $50,000 and 10% of the annual salary and bonus of such person.
(3) Mr. Filtness provided his services as Chief Financial Officer through Malaspina Consultants Inc. ("Malaspina") which provides accounting and administrative services, including the services of Mr. Filtness as Chief Financial Officer, to the Corporation. The amount represented as "Salary" paid to Mr. Filtness above is the approximate amount paid by the Corporation to Malaspina in respect of the Chief Financial Officer services provided to the Corporation. An aggregate of $73,400 in 2005, $77,900 in 2004 and $41,600 in 2003 was paid to Malaspina in respect of accounting and administrative services rendered to the Corporation and its subsidiaries.
(4) These options were awarded personally to Mr. Filtness.

Share Option Plan

The Corporation established a share option plan (the "**Plan**") during 1995 for the benefit of full-time and part-time employees, officers and directors of the Corporation and affiliated companies, which may be designated from time to time by the directors. Under the Plan, options for the purchase of Common Shares may be granted to employees and directors of the Corporation and designated affiliates. Subject to the requirements of the Plan, the directors have the authority to select those directors and employees to

whom options will be granted, the number of options to be granted to each employee and director and the price at which Common Shares may be purchased. The key features of the Plan are as follows:

The eligible participants are full-time and part-time employees, officers and directors of the Corporation and affiliated companies, which may be designated from time to time by the directors.

The fixed maximum percentage of Common Shares issuable under the Plan is presently 12.5% of the issued and outstanding Common Shares. The Plan automatically "reloads" after the exercise of an option provided that the number of Common Shares issuable under the Plan does not then exceed the maximum percentage of 12.5%. The Toronto Stock Exchange requires that every three years after institution, all unallocated options under a security based compensation arrangement which does not have a fixed maximum number of securities issuable, must be approved by the listed issuer's securityholders.

The Corporation presently has options outstanding for the purchase of an aggregate of 895,500 Common Shares representing approximately 9.6% of the issued and outstanding Common Shares.

There are no restrictions on the maximum number of options which may be granted to insiders of the Corporation.

The aggregate number of Common Shares reserved for issuance to any one person shall not exceed 5% of the Common Shares then outstanding

The directors determine the exercise price of each option at the time the option is granted, provided that such price shall not be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of such option.

Subject to any Employment Contract (as hereinafter defined), each option becomes exercisable as to 33 1/3% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.

The period of time during which a particular option may be exercised is determined by the directors, subject to any Employment Contract (as hereinafter defined), provided that no such option term shall exceed 10 years.

Options may terminate prior to expiry of the option term in the following circumstances:

(i) on death of an optionee, options held as at the date of death are exercisable until the earlier of 12 months from such date and expiry of the option term;

(ii) if an optionee ceases to be a director of the Corporation (and is not or does not continue to be an employee thereof) or ceases to be employed by, or provide services to, or be an officer of the Corporation (and is not or does not continue to be a director or senior officer thereof) for any reason other than death or receives notice from the Corporation of the termination of his or her Employment Contract, options held as at the date of cessation or receipt of notice of termination are exercisable until the earlier of 60 days following such date and expiry of the option term;

subject however to any agreement between the Corporation and any employee relating to, or entered into in connection with, the employment of the employee or between the Corporation and any director with respect to his or her directorship or resignation therefrom (an "Employment Contract") or any other

agreement to which the Corporation is a party with respect to the rights of such person upon termination or change in control of the Corporation.

Options and rights related thereto held by an optionee are not assignable or transferable except on the death of the optionee.

The directors may from time to time in their absolute discretion amend, modify and change the provisions of the Plan or any options granted pursuant to the Plan without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan or any options granted pursuant to the Plan which would:

(i) reduce the exercise price of an option held by an insider of the Corporation; or

(ii) increase the fixed maximum percentage of Common Shares, other than in circumstances of a consolidation, merger or statutory amalgamation or arrangement of the Corporation or by reason of a stock dividend, consolidation, subdivision, reclassification of Common Shares;

shall only be effective upon such amendment, modification or change being approved by the disinterested shareholders of the Corporation.

The following table (presented in accordance with Form 51-102F6) sets forth options granted under the Plan during the financial year ended December 31, 2005 to the Named Executive Officers:

Option Grants during the Most Recently Completed Financial Year

Named Executive Officer Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price(1) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Ralph G. Fitch	25,000	11.4%	$1.75	$1.75	June 9, 2010
William Filtness	15,000	6.8%	$1.75	$1.75	June 9, 2010

__Notes__

(1) The exercise price of options may be adjusted in the event that specified events cause dilution of the Corporation's share capital.

The following table (presented in accordance with Form 51-102F6) sets forth details of the financial year-end value of unexercised options on an aggregated basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Named Executive Officer Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End(1) ($) Exercisable/ Unexercisable
Ralph G. Fitch	Nil	Nil	219,000/12,500(2)	$44,675/Nil
William Filtness	Nil	Nil	57,500/7,500(2)	$9,500/Nil

Notes

(1) The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2005, which was $1.48 per share, less the exercise price of the options.

(2) These options vest on June 9, 2006.

Employment Contracts

Mr. Fitch has entered into an employment arrangement with the Corporation and is employed at an annual salary of US$140,000 as of January 1, 2005. Under the terms of Mr. Fitch's employment arrangement with the Corporation, Mr. Fitch's employment may be terminated by either the Corporation or by Mr. Fitch upon 30 days written notice without additional compensation or consideration.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance for the officers and directors of the Corporation which provides coverage in the amount of $2,000,000 in each policy year. The deductible amount on the policy is $50,000 and the total annual premium for the policy is $23,500.

Composition of the Compensation Committee

The current members of the Compensation Committee are Tina Woodside (Chair), A. Murray Sinclair and Michael Winn.

Report on Executive Compensation

The Corporation's executive compensation programme is designed to provide both short and long-term rewards to the Corporation's executive officers that are consistent with their individual and corporate performance and their contribution to the Corporation's objectives. Executive compensation consists primarily of a combination of base salary and share options, together with benefits such as disability, medical and dental insurance.

Levels of compensation, and the relative emphasis on cash versus non-cash compensation, are directly related to the Corporation's financial condition. In addition, levels of compensation are directly related to corporate performance, which is measured in relation to achievement of exploration and development

objectives, and are influenced by the levels of compensation paid to executive officers of other publicly-traded junior mining companies considered by the Compensation Committee to be in the Corporation's peer group taking into account market capitalization and property portfolio size and geographic diversity.

Base Salary

The Compensation Committee determines the base salary of the Chief Executive Officer. The Chief Executive Officer determines the base salaries of the other executive officers and employees of the Corporation.

The base salary of each individual is determined based on the person's level of responsibility, the importance of the position to the Corporation and the individual's contribution to the Corporation's performance. Prior to 2003, base salaries for executive officers, including the Chief Executive Officer, had been significantly reduced and greater emphasis had been placed on share option grants given the Corporation's then limited financial resources. However, since that time, given the significant improvement in the Corporation's financial condition, base salaries, including that of the Chief Executive Officer, have been increased to be closer to prior levels and to be more in line with the base salaries paid to executive officers of other companies in the Corporation's peer group.

Long-Term Incentive

The Corporation provides a long-term incentive to executive officers and employees by granting share options through the Corporation's share option plan. The options granted allow the holder to acquire common shares at an exercise price not less than the closing market price of the common shares on the trading day immediately preceding the date of option grant. The objective in granting options is to encourage an ownership interest in the Corporation over a period of time, which acts as a financial incentive to consider the long-term interest of the Corporation and its shareholders.

The Compensation Committee makes recommendations to the Board of Directors in respect of share option grants. In recommending the number of options to be granted, the Compensation Committee considers the number and value of outstanding options held by each executive officer.

Compensation of the Chief Executive Officer

The Compensation Committee determines the Chief Executive Officer's compensation which, as with the other executive officers of the Corporation, consists of a combination of base salary and share options, together with benefits such as disability, medical and dental insurance.

In April 2005, the Compensation Committee conducted its annual review of the Chief Executive Officer's compensation. As part of its review, the Compensation Committee reviewed the compensation paid to the chief executive officers of other mineral exploration companies in the Corporation's peer group with a view to placing the Chief Executive Officer's base salary within the mid-range of base salaries for chief executive officers in that group. In addition, the Compensation Committee considered the results achieved by the Corporation during 2005 and early 2006 relative to the corporate objectives, including the acquisition of ten new properties and the completion of five joint venture agreements in respect of the Monitor, Malku-Khota, Escalones, Markham Wash and Dragoon properties. As a result of its review, the Compensation Committee determined to set the Chief Executive Officer's base salary at US$140,000 for 2005.

The foregoing report was furnished by the Compensation Committee of the Corporation:

Tina Woodside (Chair)
A. Murray Sinclair
Michael Winn

Shareholder Return Performance Graph

The chart below compares the percentage change in the cumulative total shareholder return on a $100 investment in common shares to the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 2000 and ending December 31, 2005.

Comparison of Cumulative Total Shareholder Return on a $100 Investment in Common Shares of the Corporation and the S&P/TSX Composite Index


$150
$100
$50
$0
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
The Corporation
The S&P/TSX Composite Index

Compensation of Directors

During 2005, cash remuneration was paid to directors of the Corporation other than Mr. Fitch in their capacities as directors as follows: an annual retainer of $6,000; an annual retainer for the chair of each board committee of $3,000; meeting attendance fees of $1,000 for each meeting attended in person; and meeting attendance fees of $500 for each meeting attended by conference call. In addition, directors of the Corporation are eligible to participate in the Corporation's share option plan. During the year ended December 31, 2005, options to acquire a total of 150,000 common shares were granted to directors of the Corporation other than Mr. Fitch at an exercise price of $1.75 per share. During 2005, the Corporation incurred legal fees in the aggregate amount of $80,174 to Gowling Lafleur Henderson LLP, of which Ms. Woodside is a partner.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with the Canadian Securities Administrators' Form 51-102F5 under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of December 31, 2005:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders – Option Plan	899,500	$1.69	261,134
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	899,500	$1.69	261,134

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation has undertaken a review of its corporate governance policies and practices in light of recent amendments to corporate governance disclosure requirements and guidelines in Canada. In 2005 and 2006, the Board adopted:

- a written charter for each of the Audit Committee and the Compensation Committee;
- a code of business conduct and ethics;
- a written mandate for the Board;
- a position description for the CEO;
- a written corporate disclosure policy; and
- an updated share trading policy.

Board of Directors

Composition of the Board

The Board is currently comprised of six directors. The Board has concluded that five directors (Messrs. Dick, Sinclair, Winn and Lyons and Ms. Woodside) are "independent" for purposes of board membership, as defined in the Canadian Securities Administrators' National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101") and therefore a majority of the directors are independent. By virtue of his position as President, Chief Executive Officer and Chairman, Mr. Fitch is not considered "independent". In addition, pursuant to Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110"), Ms. Woodside is not considered "independent" for purposes of audit committee membership as she is a partner in a law firm that provides legal services to the Corporation.

Other Directorships

Certain directors of the Corporation are also directors of other public companies. Information as to such other directorships is set out below.

Director	**Public Company**
Lawrence A. Dick	Continuum Resources Ltd. Evolving Gold Corp.
Terrence A. Lyons	B.C. Pacific Capital Corporation Canaccord Capital Inc. Diamonds North Resources Ltd. FT Capital Ltd. Northgate Minerals Corporation Polaris Minerals Corporation TTM Resources Inc.
A. Murray Sinclair	Arapaho Capital Corp. Bannockburn Resources Limited Breakwater Resources Ltd. Choice Resources Corp. Gabriel Resources Ltd. GTO Resources Inc. Kaboose Inc. Katanga Mining Limited Lara Exploration Ltd. Navan Capital Corp. Pearl Exploration and Production Inc. Proprietary Industries Inc. Quest Capital Corp. Royal Lazer Corp. Skye Resources Inc. Twenty-Seven Capital Corp. Wolfden Resources Inc.
Michael Winn	Alexco Resource Corp. Eurasian Minerals Inc. Lake Shore Gold Corp. Lara Exploration Ltd. Mena Resources Inc. Quest Capital Corp. Sanu Resources Ltd. TransAtlantic Petroleum Corp

Board Meetings and Attendance

The Board meets regularly to review the activities and financial results of the Corporation and as necessary to review and consider significant impending actions of the Corporation. The Board met formally eleven times during 2005. Additionally, in 2005 there were, and will continue to be, numerous informal discussions between the Chair and the independent directors. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Open and candid discussion among the independent directors is facilitated by the small

size of the Board and the independent directors having informal discussions amongst themselves outside of formal Board meetings as the need arises.

The attendance record of each director for all Board and committee meetings held since January 1, 2005 is as follows:

Name	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings
Ralph G. Fitch	11/11	-	-
Lawrence A. Dick	9/11	-	-
Terrence A. Lyons[(1)]	3/4	1/2	-
A. Murray Sinclair	8/11	3/4	1/1
Michael Winn	11/11	4/4	1/1
Tina M. Woodside	11/11	2/2[(2)]	1/1

<u>Notes</u>

(1) Mr. Lyons became a director of the Corporation on June 9, 2005.

(2) Ms. Woodside was a member of the Audit Committee until June 9, 2005.

Chairman of the Board

The Chairman of the Board is not an independent director as he is also the President and Chief Executive Officer of the Corporation. The separation of the roles of the Chairman of the Board and the Chief Executive Officer has been considered by the Board. However, given the small size of the Board and the number of independent directors on the Board, the Board has determined that separation at this time would not be beneficial to the Corporation. The combination of the position of Chairman of the Board and Chief Executive Officer facilitates the Chairman of the Board having a more detailed knowledge of the business and activities of the Corporation than would be possible with a non-executive Chairman. The Board does not have a "lead director", and instead, the independent directors each take leadership roles on various issues as the need arises.

Board Mandate

The mandate of the Board is to supervise the management of the business and affairs of the Corporation and to act in the best interests of the Corporation. The Board discharges its responsibilities either directly or through the Audit Committee or Compensation Committee. The Board approves all significant decisions that affect the Corporation before they are implemented and is ultimately responsible for the approval and implementation of the Corporation's strategic plan. The text of the Board's mandate is set out as Appendix "A" to this Circular.

Board Committees

The Board had two committees during 2005: the Audit Committee and the Compensation Committee. The Board's committees are presently composed entirely of "independent" directors and each has enacted a charter, as approved by the Board.

Audit Committee

Currently, the Audit Committee is composed of the following three directors: Messrs. Sinclair (Chair), Winn and Lyons. All three members are considered "independent" and "financially literate" (as such terms are defined in MI 52-110). The Audit Committee is responsible for, among other things:

- reviewing the annual financial statements and the interim financial statements, related MD&A and news releases and recommending their approval by the full Board;
- considering the nature and scope of the annual audit;
- evaluating the performance of the external auditors and recommending the appointment and compensation of the independent accountants;
- identifying the principal business risks and reviewing related risk management policies; and
- pre-approving all non-audit services.

The Board has adopted a charter for the Audit Committee which sets out the mandate and purpose of the Audit Committee, as well as its duties and responsibilities. A copy of the Corporation's Audit Committee Charter is set out in Schedule "A" in the Corporation's AIF which is available on www.sedar.com.

Compensation Committee

Currently, the Compensation Committee is composed of the following three directors: Ms. Woodside (Chair) and Messrs. Winn and Sinclair. All three members are considered "independent" (as such term is defined in NI 58-101). The Board has adopted a charter for the Compensation Committee which sets out the mandate and purpose of the Compensation Committee, as well as its duties and responsibilities. The Compensation Committee is responsible for, among other things:

- reviewing and approving the corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance and determining the compensation of the President and Chief Executive Officer;
- overseeing the evaluation of the Corporation's senior officers and making recommendations with respect to their compensation;
- reviewing and making recommendations with respect to director compensation; and
- reviewing and making recommendations concerning the Corporation's share option plan.

Position Descriptions

The Board has not developed a written position description for the Chairman of the Board or the Chairs of the Board's committees. The Chairman of the Board is also the CEO and the Board and CEO have developed a written position description for the CEO. The role and responsibilities of the Chairman of the Board are carried out in the context of his role as CEO. The roles and responsibilities of the Chair of each Board committee are addressed by the respective charters of the committees.

Orientation and Continuing Education

To provide orientation to new directors regarding the role of the Board and its committees, the Board provides copies of its mandate and the charters of the Board committees to new directors. To orient new directors on the nature and operation of the Corporation's business, the Board provides new directors with copies of the most recent public filings of the Corporation. New directors also meet with the CEO to review in detail the business of the Corporation. With respect to continuing education, the Board has no formal continuing education program. From time to time, the CEO meets with individual directors to update them on issues relating to the business, and, in between Board meetings, the CEO also provides

updates (in writing and verbally) to the directors regarding the Corporation's business to ensure that the directors maintain the level of knowledge regarding the Corporation and its industry necessary for them to meet their obligations as directors. Directors are individually responsible for updating their skills necessary to meets their obligations as directors. Several directors have either public company CEO experience or extensive experience on other boards. One director has received the ICD.D designation from the Institute of Corporate Directors.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") that applies to all directors, officers and employees of the Corporation and its subsidiaries. A copy of the Code is available on SEDAR at www.sedar.com. The Board is responsible for monitoring compliance with the Code. To facilitate this, the Code requires all company personnel to promptly report any problems or concerns and any actual or potential violations of the Code to the CEO or, if that is not possible or does not resolve the matter, to the Chair of the Audit Committee. Concerns or complaints can be reported on an anonymous basis in writing to the Chair of the Audit Committee. A waiver of the Code will be granted only in exceptional circumstances and by the Board only. To ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Code requires directors and executive officers who have a material interest in any transaction that the Corporation proposes to enter into, to disclose such interest to the Board and comply with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement.

Nomination of Directors

At present, the full Board is responsible for nominating directors. The Board identifies new candidates for Board nomination through the following process: (a) the Board reviews the current composition of the Board and the skills and competencies of the existing directors; (b) the Board identifies the skills and competencies desired for the Board in general compared to those of the existing directors; (c) the Board seeks candidates who have demonstrated strengths in the desired skills and competencies and each independent director is asked to put forward possible candidates; (d) the Board reviews the skills and competencies of the candidates; and (e) the Board nominates for election the selected candidate. An objective nomination process is encouraged by having all of the independent directors fully participate in this process.

Compensation

With respect to compensation of directors, Mr. Fitch, as Chairman of the Board and CEO, is compensated in accordance with the terms of his employment with the Corporation. The compensation of all other directors is determined by the Compensation Committee with reference to compensation of directors at peer companies. Currently, these directors receive an annual retainer of $6,000 and the chair of each committee receives an annual retainer of $3,000. In addition, those directors are paid meeting attendance fees of $1,000 for each meeting attended in person and $500 for each meeting attended by conference call. In addition, all directors are eligible to participate in the Corporation's share option plan and, during the year ended December 31, 2005, options to acquire a total of 50,000 common shares were granted to Mr. Lyons, and options to acquire a total of 100,000 common shares were granted as to 25,000 each to Messrs. Dick, Sinclair and Winn and Ms. Woodside.

With respect to compensation of the officers, the Compensation Committee conducts a performance review of the CEO, reviews the compensation of CEOs at peer companies and sets the CEO's compensation. The CEO conducts performance reviews of the non-CEO officers and makes

recommendations to the Compensation Committee regarding their compensation. The Compensation Committee then reviews the CEO's recommendations and sets the non-CEO officers' compensation. For more information regarding the compensation of officers, please see "Report on Executive Compensation".

Board Assessment

At present, the full Board is responsible for assessing the effectiveness of the Board, its committees and individual directors. The Board did not consider it necessary to formally assess the effectiveness of the Board in 2005. The Board is sufficiently small to permit all directors to have input on matters on a regular basis and to informally assess the performance, effectiveness and contribution of directors of the Corporation throughout the year.

Expectations of Management

The Board believes it is critical that management of the Corporation provides complete and accurate information with respect to the business and affairs of the Corporation. The Board believes that, to date, management has provided detailed information that has allowed the Board to be effective in supervising the business and affairs of the Corporation.

Shareholder Feedback

The Vice-President of Investor Relations responds to inquiries from shareholders and other interested parties. In addition, other appropriate officers of the Corporation provided information to shareholders from time to time throughout 2005.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The *Canada Business Corporations Act*, which governs the Corporation, provides that shareholder proposals must be received by January 31, 2007 to be considered for inclusion in the proxy statement and the form of proxy for the 2007 annual meeting of shareholders, which is expected to be held on or about June 6, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis ("**MD&A**") for the year ended December 31, 2005.

In addition, copies of the Corporation's financial statements and MD&A, may be obtained upon request to the Vice President, Investor Relations of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS' APPROVAL

The directors of the Corporation has approved the contents and the sending of this Circular.

BY ORDER OF THE BOARD

Vancouver, British Columbia
May 1, 2006

Ralph G. Fitch
President and Chief Executive Officer

APPENDIX "A"

GENERAL MINERALS CORPORATION

BOARD OF DIRECTORS MANDATE
(Adopted by the Board on May 2, 2006)

I. Mandate

The board of directors (the "**Board**") of General Minerals Corporation (the "**Company**") is responsible for the stewardship of the Company and discharges such responsibility by supervising the management of the business and affairs of the Company, with a view to preserving and enhancing shareholder value.

II. Expectations and Responsibilities of Directors

The Board expects that each director will, among other things:

(a) act honestly, in good faith with a view to the best interests of the Company;

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c) commit the time and energy necessary to properly carry out his or her duties;

(d) attend all Board and committee meetings, as applicable; and

(e) review in advance all meeting materials and otherwise adequately prepare for all Board and committee meetings, as applicable.

The Board expects that the chief executive officer ("**CEO**") and the other executive officers of the Company will conduct themselves with integrity and that the CEO and other executive officers will create a culture of integrity throughout the Company.

III. Authority

The Board is responsible for implementing a system which enables an individual director, the Board or a committee to engage an external advisor at the expense of the Company in appropriate circumstances. Unless otherwise specified in a committee charter, the engagement of the external advisor shall be subject to the approval of the Board.

The Board has the authority to delegate to individual members or committees of the Board where appropriate.

The Board shall have complete access to appropriate Company personnel in order to secure all information necessary to fulfill its duties.

IV. Composition

To the extent feasible, the Board shall be composed of a majority of "independent" directors as such term is defined under applicable securities legislation.

The Board shall appoint one director to act as a Chair of the Board. Where the Chair is not independent, an independent director may be appointed as "lead director", to act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties. If in any year the Board does not appoint a Chair or lead director, if applicable, the incumbent Chair and lead director, if applicable, will continue in office until

a successor is appointed. If the Chair or lead director, if applicable, is absent from any meeting, the Board shall select one of the other directors present to preside at that meeting.

V. Meetings

The Board shall meet at least five times per year, including at least once in each quarter to carry out its responsibilities under this Mandate, including a review of the business operations and financial results of the Company, and as many additional times as the Board deems necessary to carry out its duties. The Chair or lead director, if applicable, shall develop and set the Board's agenda, in consultation with other members of the Board and senior management.

Notice of the time and place of every meeting shall be given in writing to each director, at least 24 hours (excluding holidays) prior to the time fixed for such meeting.

A majority of the Board shall constitute a quorum. No business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present in person or by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

The Board may invite such officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Board.

The Board shall meet without management present whenever the Board deems it appropriate.

The Board shall appoint a Secretary who need not be a director or officer of the Company. Minutes of the meetings of the Board shall be recorded and maintained by the Secretary and shall be subsequently presented to the Board for review and approval.

VI. Board and Mandate Review

The Board shall conduct an annual review and assessment of its performance and effectiveness, as well as the effectiveness and contribution of each Board committee and each individual director, in such manner as it deems appropriate. Such an assessment will consider: (i) in the case of the Board or a Board committee, compliance with its respective mandate or charter; and (ii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Board shall also review and assess the adequacy of this mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange.

VII. Duties and Responsibilities

The Board is responsible for:

(a) designating the offices of the Company, appointing such officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;

(b) reviewing the officers' performance and effectiveness;

(c) acting in a supervisory role, such that any duties and powers not delegated to the officers of the Company remain with the Board and its committees;

(d) to the extent feasible, satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Company;

(e) adopting and approving a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

(f) identifying the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;

(g) supervising and assessing the performance and effectiveness of management of the Company on an ongoing basis;

(h) succession planning (including appointing, training and monitoring senior management);

(i) adopting a corporate disclosure policy that ensures that the Company communicates effectively with its shareholders, other stakeholders and the public in general;

(j) with the assistance of the Audit Committee, ensuring the integrity of the Company's internal control and management information systems;

(k) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(l) establishing procedures to ensure that the Company, through management, provides timely information to current and potential security holders and responds to their inquiries;

(m) developing clear positions descriptions for directors, including the Chair and each Board committee chair;

(n) in conjunction with the CEO, developing a clear position description for the CEO, which includes delineating management's responsibilities and developing or approving the corporate goals and objectives the CEO is responsible for meeting;

(o) with the assistance of management, developing environmental policies and ensuring their compliance with them; and

(p) with the assistance of management, developing health and safety policies and ensuring compliance with them.

VIII. Committees of the Board

To assist it in discharging its responsibilities, the Board has established two standing committees of the Board: the Audit Committee and the Compensation Committee. Each committee shall be comprised entirely of "independent" directors (as such term is defined in Multilateral Instrument 52-110 – *Audit Committees*). The Board may establish other standing committees from time to time.

Each committee shall have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or a committee thereof) on at least an annual basis.

The Board is responsible for appointing directors to each of its committees in accordance with the charter for each committee.

IX. Nomination of Directors

The Board is responsible for nominating or appointing individuals as directors. Prior to nominating or appointing individuals as directors, the Board shall:

(a) consider what competencies and skills the Board, as a whole, should possess;

(b) assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);

(c) review the qualifications of candidates suggested by members of the Board, shareholders, management and others and assess what competencies and skills each new nominee will bring to the boardroom; and

(d) consider the appropriate size of the Board, with a view to facilitating effective decision-making.

X. Orientation and Continuing Education

The Board is responsible for ensuring that all new directors receive a comprehensive orientation enabling them to fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make, and the nature and operation of the Company's business.

The Board shall provide continuing education opportunities for all directors, so individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company's business remains current.

XI. Code of Business Conduct and Ethics

The Board is responsible for adopting and maintaining a written code of business conduct and ethics (the "**Code**") applicable to all directors, officers and employees of the Company and its subsidiaries. The Code shall constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and shall address the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Company's security holders, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code shall be granted by the Board only.

XII. Compensation Matters

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel and approving the Company's annual compensation budget) and to assist it with these responsibilities, the Board has established the Compensation Committee. More specifically, the Board is responsible for approving:

(a) the CEO's compensation level, after consideration of the evaluation conducted by and the recommendations of the Compensation Committee; and

(b) director compensation, incentive-compensation plans and equity-based plans, after consideration of the recommendations of the Compensation Committee.

TOR_LAW\ 6284525\8

GENERAL MINERALS CORPORATION
FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GENERAL MINERALS CORPORATION (THE "CORPORATION") FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 6, 2006 (THE "MEETING").

The undersigned shareholder of the Corporation hereby appoints Mr. Ralph Fitch, or failing him Ms. Tina Woodside or instead of the foregoing ________________________, as the nominee and proxy of the undersigned to attend, act and vote on behalf of the undersigned at the Meeting and any adjournment thereof in the same manner, to the same extent and with the same powers as the undersigned as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the election of the nominees of management of the Corporation as directors;

2. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

3. to vote in his/her discretion with respect to amendments or variations to the above matters and on such other matters as may properly come before the Meeting or any adjournment thereof.

DATED this _____ day of _______________, 2006

Signature of Shareholder (Please sign exactly as your name appears on this form)	Number of Common Shares Held

Notes:

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.

2. **YOU HAVE THE RIGHT TO APPOINT A PERSON OTHER THAN AS DESIGNATED HEREIN TO REPRESENT YOU AT THE MEETING EITHER BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED ABOVE AND INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO CIBC MELLON TRUST COMPANY AS SET OUT BELOW.**

3. The Common Shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR EACH OF THE MATTERS REFERRED TO HEREIN AND IN RESPECT OF ANY OTHER MATTER IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSON NAMED AS PROXY HEREIN.**

4. A completed proxy must be delivered to CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 no later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

SEC 12g3-2(b): 82-34810

General Minerals Corporation
Letter to Shareholders

Dear Shareholders:

On May 30, 2006, the Corporation was advised by its transfer agent, CIBC Mellon Trust Company, that, inadvertently, its proxy-related materials had not been sent to its beneficial shareholders. In the interests of good investor relations and to provide all shareholders (both registered and beneficial) with an opportunity to have their shares represented at the Annual Meeting of Shareholders, the Corporation has determined to delay the date of the Annual Meeting of Shareholders until Tuesday, June 27, 2006 so that all shareholders will have an opportunity to participate in the Annual Meeting of Shareholders.

To our registered shareholders:

You should have already received our proxy-related materials. This letter and the attached Amended Notice of Annual Meeting advise you of the change of the date of the meeting.

To our beneficial shareholders:

This letter and the attached Amended Notice of Annual Meeting should accompany the original proxy-related materials sent to registered shareholders and a voting instruction form from ADP Investor Communications.

THE ATTACHED AMENDED NOTICE OF ANNUAL MEETING REPLACES THE NOTICE OF ANNUAL MEETING DATED MAY 1, 2006 ATTACHED TO THE MANAGEMENT INFORMATION CIRCULAR DATED MAY 1, 2006 AND ALL REFERENCES TO THE MEETING DATE IN THE MANAGEMENT INFORMATION CIRCULAR DATED MAY 1, 2006 SHOULD BE READ AS REFERRING TO A MEETING DATE OF JUNE 27, 2006.

Vancouver, British Columbia
May 30, 2006

Ralph G. Fitch
President and Chief Executive Officer

For further information, please contact: Richard Doran, Vice President, Investor Relations at: (303) 584-0606 or ddoran@generalminerals.com.

This Amended Notice of Annual Meeting replaces the Notice of Annual Meeting dated May 1, 2006 attached to the management information circular dated May 1, 2006.

GENERAL MINERALS CORPORATION

AMENDED NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the Shareholders of **GENERAL MINERALS CORPORATION** (the "Corporation") will be held at The Ontario Club, 30 Wellington Street West, Commerce Court South Building, Toronto, Ontario on Tuesday, June 27, 2006 at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the auditors' report thereon;

2. to elect the directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The management information circular dated May 1, 2006 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

BY ORDER OF THE BOARD

Vancouver, British Columbia
May 30, 2006

Ralph G. Fitch
President and Chief Executive Officer

CIBC Mellon Trust Company | CIBC Mellon

May 31, 2006

Amended Notice of Meeting to the following Securities Commissions:

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Commission

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

New Brunswick Securities Commission

British Columbia Securities Commission

To the following Stock Exchange:

Toronto Stock Exchange

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING: ****REVISED****	***is June 27, 2006*** ***(was June 6, 2006)***
RECORD DATE FOR NOTICE:	May 1, 2006
RECORD DATE FOR VOTING:	May 1, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 1, 2006
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: CDS & Co. (Via Fax)

pk\NM_GeneralMinerals (B)

RECEIVED
2006 JUN -6 P 1:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OFFICER'S CERTIFICATE

RE: General Minerals Corporation (the "Corporation") – Annual Meeting of Shareholders of the Corporation to be held on Tuesday, June 27, 2006 (the "Meeting") – Abridgment of Time Pursuant to National Instrument 54-101 (the "Instrument")

The undersigned, Ralph G. Fitch, being the President and Chief Executive Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in any personal capacity that:

(a) the Corporation is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.2(1) of the Instrument;

(b) the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c) the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (b) above.

DATED this 31st day of May, 2006.

Ralph G. Fitch
President and Chief Executive Officer

SEC 12g3-2(b): 82-34810

REPORT ON
GOLD LAKE PROPERTY
GRANT COUNTY, NEW MEXICO, USA

Prepared for General Minerals Corporation

George F. Klemmick, BS, CPG #10937, AA # 583

May 12, 2006

George F. Klemmick, P.O. Box 671329, Chugiak, Alaska, USA 99567-1329 (907) 688-2377

TABLE OF CONTENTS

1.0 Summary

The Gold Lake copper-molybdenum-gold property is located in Grant County, New Mexico near the small village of White Signal. The property is approximately 15 miles (24 kilometres ["km"]) south-southwest of the town of Silver City (Figure 1) and is located in the White Signal mining district. Gold Lake is also approximately 6 miles (9.5 km) south-southeast of the Tyrone porphyry copper deposit and 14 miles (22.5 km) west-southwest of the Chino and Santa Rita porphyry copper deposits. General Minerals Corporation ("GMC") has identified a porphyry copper-molybdenum-gold target at Gold Lake which is expressed through surface geology and geochemistry, by strong porphyry copper and/or molybdenum-style alteration and by a large Self-Potential ("SP") geophysical anomaly.

A total of 165 federal lode claims covering 2,721 acres (1,101 hectares ["ha"]) have been located by GMC on Bureau of Land Management ("BLM") Stock Raising Homestead Lands. These claims are located in Sections 18, 19, 20 and 30, T20S, R14W, NMPM and Sections 24, 25, 26 and 27, T20S, R15W, NMPM (Figure 2). GMC has recently filed a Notice of Intent to Locate ("NOITL") with the BLM, which signifies GMC's intent to locate up to 1,150 acres (465 ha) of additional federal lode claims. This will eventually bring GMC's claim holdings to a maximum of 3,871 acres (1,567 ha) at Gold Lake. GMC has entered into surface use agreements with local ranchers, which will allow for access and exploration of the lands under claim.

Gold Lake is situated in the southeastern portion of the Big Burro Mountains, which are a block-faulted remnant of an east-west trending structural high known as the Burro Uplift (Gillerman, 1967). It has been noted that all known copper-mineralized, Laramide-age porphyries in southwestern New Mexico are located around the margins of the Burro Uplift (Gillerman, 1970).

The Big Burro Mountains are composed primarily of Precambrian granite of the Burro Mountain batholith, which has been intruded by numerous Precambrian diabase dikes, by the Tyrone quartz monzonite stock of early Tertiary age and by early Tertiary rhyolite dikes and plugs. GMC has possibly identified quartz monzonite intrusive bodies within the Gold Lake project area. These quartz monzonite bodies intrude a large Tertiary rhyolite plug on the property suggesting a possible Tyrone age-equivalent intrusive event. It is believed that this is the first time that the Gold Lake quartz monzonite has been recognized as such. The Tyrone porphyry copper deposit is associated with a quartz monzonite intrusive of early Tertiary age (dated at 56.2 +/- 1.3 m.y.) (March, 2004). The Santa Rita porphyry copper deposit is also associated with a quartz monzonite intrusive of early Tertiary age (dated 53 +/- 1.3 m.y.) (Mach, 2004). It is not unreasonable to assume that the Gold Lake quartz monzonite may be of similar age, although no age dates of this material are available.

A portion of the property was explored by the Cotter Corporation in the early 1980's (Baumann, 1979). They completed 6 holes within the Gold Lake project area which were located approximately 1 to 1.5 miles (1.6 to 2.4 km) from the GMC target areas. The Cotter report described the 6 holes as follows:

> "All of these holes indicate the general nature of what could be described as a pyritic shell or halo surrounding the inferred porphyry system. Cuttings and core show numerous limonitic–pyritic fractures and disseminated zones – many with associated copper carbonates and chalcopyrite. Silver, lead, and zinc are also present in anomalous amounts. Alteration could generally be described as argillic to phyllic."



Shiprock
Farmington
Raton
Maxwell
Clayton
Taos
Santa Fe
Gallup
Las Vegas
Grants
Albuquerque
40
Santa Rosa
NEW MEXICO
Clovis
25
Hoswell
Silver City
Artesia
Alamogordo
GOLD LAKE
Lordsburg
Carlsbad
Las Cruces
10
Deming
El Paso
N
0
50
100
Miles
GENERAL MINERALS CORPORATION
Gold Lake Project
Location Map
Scale: NTS
Date: March 2006
FIGURE 1

Figure 1 Location Map

GMC has collected 156 rock chip samples and 247 silt samples in an effort to characterize the mineralization and develop targets at Gold Lake. The combination of geochemical sampling, geologic and alteration mapping and SP geophysical surveying have identified what appears to be an upper-level expression of a porphyry copper and/or molybdenum system with associated gold.

Rock chip and silt geochemistry has aided in identifying two primary areas of interest. Both are located in areas where quartz monzonite has been mapped and both areas show enriched geochemical signatures in copper, molybdenum, gold, silver, bismuth and locally uranium. Numerous, but small, historic workings and prospect pits are located within these primary areas of interest, mostly exploiting and prospecting for copper and gold.

Geochemically copper appears to be the most enriched metal from the rock chip sampling with values ranging up to 11.5% with 30 samples having values greater than 1,000 parts per million ("ppm"). Molybdenum values ranged up to 0.17% with 15 samples having values greater than 50 ppm. Silver values ranged up to 385 ppm with 9 samples having values greater than 30 ppm. Gold values ranged up to 29 ppm with 10 samples having values greater than 1 ppm. Uranium values ranged up to 614 ppm with 17 samples having values greater than 30 ppm. Bismuth values ranged up to 2,300 ppm with 20 samples having values greater than 20 ppm.

GMC has completed a SP geophysical survey over the Gold Lake property. The survey was designed to detect areas of possible sulfide mineral concentration within the GMC land position. The survey has detected two primary anomalies. The survey identified a large and strong 7,500 x 4,500 foot (2,300 x 1,380 metres ["m"]) anomaly which has two lobes, the larger of which is in close proximity to a high-priority geochemical anomaly and the smaller lobe is located slightly west of and overlaps a portion of a second high-priority geochemical anomaly. The SP geophysical response suggests that a large sulfide body may exist at depth within the Gold Lake project area.

Seemingly positive results from geologic and alteration mapping, geophysical surveying and geochemical sampling support the concept that Gold Lake may represent an upper-level expression of a porphyry copper-molybdenum-gold system associated with Laramide-age quartz monzonite intrusives.

2.0 Introduction and Terms of Reference

2.1 Terms of Reference

George F. Klemmick, Certified Professional Geologist ("CPG"), a Qualified Person defined under National Instrument 43-101, was retained by GMC to prepare a Technical Report on the Gold Lake property (the "Property") located in Grant County, New Mexico, United States. GMC believes that the success of its exploration program in 2005 on the Property has resulted in material changes that warrant the preparation of a Technical Report meeting the requirements of National Instrument 43-101. GMC has engaged the writer, George F. Klemmick, CPG, to undertake an independent, technical review of the Property. This Technical Report is based on observations made and samples taken during my visit to the Gold Lake property from October 14, 2005 through October 28, 2005. Geologic and land status maps, assay certificates from geochemical sampling, and geophysical results were supplied by GMC. I have also made use of information from other sources generated by other geoscientists and have listed the sources in the report as references.

2.2 Purpose of Report

The purpose of this review is to provide GMC and its investors with a summary of the Property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting continuing exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that GMC may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

The technical information was generated by GMC during the summer and fall of 2005. Geologic maps, results from geochemical sampling, and geophysical results were supplied by GMC. I verified interpretations and results in the field during a visit to the property.

3.0 Reliance on Other Experts

I, George F. Klemmick, CPG, have visited the Property, collected samples and verified geologic interpretations. Geologic and land status maps, assay certificates from geochemical sampling, and geophysical results were supplied by GMC. and have been reviewed for accuracy and completeness.

4.0 Property Location and Description

4.1 Property Location

The Gold Lake copper-molybdenum-gold property is located in Grant County, New Mexico near the small village of White Signal. The property is approximately 15 miles (24 km) south-southwest of the town of Silver City (Figure 1). The property is readily accessible from Silver City or Lordsburg, New Mexico via Highway 90, then on improved gravel roads. GMC federal lode claims and a Notice of Intent to Locate (NOITL) additional federal lode claims have been filed with the Bureau of Land Management and these claims cover areas located in Sections 18, 19, 20 and 30, T20S, R14W, NMPM and Sections 24, 25, 26 and 27, T20S, R15W, NMPM (Figure 2).

4.2 Property Description

A total of 165 federal lode claims covering 2,721 acres (1,101 ha) have been located by GMC on BLM Stock Raising Homestead Lands. All claim corners were located using a hand held Global Positioning System (GPS) while staking. GMC has recently filed a NOITL with the BLM, which signifies GMC's intent to locate up to 1,150 acres (465 ha) of additional federal lode claims. This will eventually bring GMC's claim holdings to a maximum of 3,871 acres (1,567 ha) at Gold Lake. GMC will have until June 2, 2006 to locate the additional claims as provided for in the NOITL. While the property has not been legally surveyed by GMC, all claims were located with the use of a global positioning system ("GPS") and tied to section corners and quarter-section corners located in the field. Current federal lode claim information is tabulated below:

NMMC Number	Claim Name
NMMC 173287	WS 1

NMMC Number	Claim Name
NMMC 173288	WS 2

NMMC Number	Claim Name
NMMC 173289	WS 3
NMMC 173290	WS 4
NMMC 173291	WS 5
NMMC 173292	WS 6
NMMC 173293	WS 7
NMMC 173294	WS 8
NMMC 173295	WS 9
NMMC 173296	WS 10
NMMC 173297	WS 11
NMMC 173298	WS 12
NMMC 173299	WS 13
NMMC 173300	WS 14
NMMC 173301	WS 15
NMMC 173302	WS 16
NMMC 173303	WS 17
NMMC 173304	WS 18
NMMC 173305	WS 19
NMMC 173306	WS 20
NMMC 173307	WS 21
NMMC 173308	WS 22
NMMC 173309	WS 23
NMMC 173310	WS 24
NMMC 173311	WS 25
NMMC 173312	WS 26
NMMC 173313	WS 27
NMMC 173314	WS 28
NMMC 173315	WS 29
NMMC 173316	WS 30
NMMC 173317	WS 31
NMMC 173318	WS 32
NMMC 173319	WS 33
NMMC 173320	WS 34
NMMC 173321	WS 35
NMMC 173322	WS 36
NMMC 173323	WS 37
NMMC 173324	WS 38
NMMC 173325	WS 39
NMMC 173326	WS 40
NMMC 173327	WS 41
NMMC 173328	WS 42
NMMC 173329	WS 43
NMMC 173330	WS 44
NMMC 173331	WS 45
NMMC 173332	WS 46
NMMC 173333	WS 47
NMMC 173334	WS 48

NMMC Number	Claim Name
NMMC 173335	WS 49
NMMC 173336	WS 50
NMMC 173337	WS 51
NMMC 173338	WS 52
NMMC 173339	WS 53
NMMC 173340	WS 54
NMMC 173341	WS 55
NMMC 173342	WS 56
NMMC 173343	WS 57
NMMC 173344	WS 58
NMMC 173345	WS 59
NMMC 173346	WS 60
NMMC 173347	WS 61
NMMC 173348	WS 62
NMMC 173349	WS 63
NMMC 173350	WS 64
NMMC 173351	WS 65
NMMC 173352	WS 66
NMMC 173353	WS 67
NMMC 173354	WS 68
NMMC 173355	WS 69
NMMC 173356	WS 70
NMMC 173357	WS 71
NMMC 173358	WS 72
NMMC 173359	WS 73
NMMC 173360	WS 74
NMMC 173361	WS 75
NMMC 173362	WS 76
NMMC 173363	WS 77
NMMC 173364	WS 78
NMMC 173365	WS 79
NMMC 173366	WS 80
NMMC 173367	WS 81
NMMC 173368	WS 82
NMMC 173369	WS 83
NMMC 173370	WS 84
NMMC 173371	WS 85
NMMC 173372	WS 86
NMMC 173373	WS 87
NMMC 173374	WS 88
NMMC 173375	WS 89
NMMC 173376	WS 90
NMMC 173377	WS 91
NMMC 173378	WS 92
NMMC 173379	WS 93
NMMC 173380	WS 94

NMMC Number	Claim Name
NMMC 173381	WS 95
NMMC 173382	WS 96
NMMC 173383	WS 97
NMMC 173384	WS 98
NMMC 173385	WS 99
NMMC 173386	WS 100
NMMC 173387	WS 101
NMMC 173388	WS 102
NMMC 173389	WS 103
NMMC 173390	WS 104
NMMC 173391	WS 105
NMMC 173392	WS 106
NMMC 173393	WS 107
NMMC 173394	WS 108
NMMC 173395	WS 109
NMMC 173396	WS 110
NMMC 173397	WS 111
NMMC 173398	WS 112
NMMC 173399	WS 113
NMMC 173400	WS 114
NMMC 173401	WS 115
NMMC 173402	WS 116
NMMC 173403	WS 117
NMMC 173404	WS 118
NMMC 173405	WS 119
NMMC 173406	WS 120
NMMC 173407	WS 121
NMMC 173408	WS 123
NMMC 173409	WS 124
NMMC 173568	TS 1
NMMC 173569	TS 2
NMMC 173570	TS 3
NMMC 173571	TS 4
NMMC 173572	TS 5
NMMC 173573	TS 6
NMMC 173574	TS 7
NMMC 173575	TS 8
NMMC 173576	TS 9
NMMC 173577	TS 10
NMMC 173578	TS 11
NMMC 173579	TS 12
NMMC 173580	TS 13
NMMC 173581	TS 14
NMMC 173582	TS 15
NMMC 173583	TS 16
NMMC 173584	TS 17

NMMC Number	Claim Name
NMMC 173585	TS 18
NMMC 173586	TS 19
NMMC 173587	TS 20
NMMC 173588	TS 21
NMMC 173589	TS 22
NMMC 173590	TS 23
NMMC 173591	TS 24
NMMC 173592	TS 25
NMMC 173593	TS 26
NMMC 173594	TS 27
NMMC 173595	TS 28
NMMC 173596	TS 29
NMMC 173597	TS 30
NMMC 173598	TS 31
NMMC 173599	TS 32
NMMC 173600	TS 33
NMMC 173601	TS 34
NMMC 173602	TS 35
NMMC 173603	TS 36
NMMC 173604	TS 37
NMMC 173605	TS 38
NMMC 173606	TS 39
NMMC 173607	TS 40
NMMC 173608	TS 41
NMMC 173609	TS 42

GMC has entered into surface use agreements with local ranchers, which will allow for access and exploration of the lands under claim. The surface use agreements also provide the right to explore all lands where GMC controls the mineral rights through the locating of federal lode claims. These agreements were executed with the McCauley and AT Cross ranches and carry a three (3)-year term. Annual payments are US$3,600.00 and US$7,500.00 respectively. By completing surface use agreements with the landowners, GMC will be able to conduct all exploration work without having to file a Plan of Operations with the BLM.

The 165 unpatented federal lode claims controlled by GMC at the Gold Lake Property will have an annual holding fee of US$130.00 per claim per year for a total cost of US$21,450.00 per year to maintain the claims. Holding fees must be paid by September 1 each year to maintain the claims in good standing. None of the GMC lands are subject to any royalty obligations.

The vein and structural deposits within the district were mined to shallow depths, with the deepest workings being 300 feet (91 m) and the majority less than 100 feet (30 m) deep. Production was predominantly copper, silver, gold, uranium and radium, although minor amounts of fluorite, lead, bismuth, turquoise, molybdenum and garnet have been produced (Gillerman, 1967, Gillerman, 1964). Several of these historic workings are located within the GMC claim block, the most extensive of which are situated within the primary targets areas developed by GMC during the initial exploration work. Located just south and east of Saddle Mountain is a mineralized structure extending for approximately 300 meters in an east-west direction. Historic mining for copper was carried out over widths of up to 5 meters and to depths in excess of 40 meters (flooded workings prevent determining the total depth of mining). Just west of this occurrence is the historic Chapman turquoise mine which was mined for turquoise and copper in the late 1800's. There is a shaft located on a northeast-striking, 1 meter wide vein which exposed the copper mineralization. An adit was driven below the shaft which cut several subparallel veins up to 1 meter in width. Within the northern target area, just to the north of Saddle Mountain, there are a number of historic workings which were exploited for gold in the 1890's. These include veins and structures with northeast orientations which have been mined to depths of 10 meters and over widths of 2 meters.

The initial investigation of the Gold Lake property has identified target areas for follow-up exploration. All activities have been surface investigations with the exception of the geophysical work and thus no mineral resources or reserves have been identified. In order to define a reserve or resource, drilling will be required.

During the time spent on the property for the purpose of this investigation, there were no obvious environmental liabilities identified. No tailings ponds or waste piles were noted. There are several old adits and shafts which may pose a safety liability issue and it is recommended that these features be fenced and clearly marked as safety hazards.

Continued exploration work on the property in the form of geologic mapping, geochemical sampling, geophysical surveying, road maintenance, trenching or drilling will require no permitting from either the BLM or the State of New Mexico since surface use agreements were executed with local surface owners and ranchers. If the surface use agreements were to be terminated or not renewed after the three (3)-year term, a Plan of Operations would need to be filed with the BLM for all exploration activities.


R15W, NMPM
R14W, NMPM
T 20 S
T 20 S
N
HWY. 90
0 1000 2000 3000 4000
Scale-In-Meters
0 4000 8000 12000 16000
Scale-In-Feet
EXPLANATION
TS & WS Lode Claims
General Minerals Corporation
4201 East Yale Avenue
Suite 230
Denver, Colorado 80222
M. Moraya
Gold Lake Property
TS and WS Lode Claims
Grant County, New Mexico
FIGURE 2
White Signal
A
Land

Figure 2 Land Map

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Access

Access to the Gold Lake property is gained by traveling south from Silver City on Highway 90 to the village of White Signal. Final access to the property is east from White Signal on Whitewater Road or Separ Road, which are improved gravel roads.

5.2 Climate

Temperatures range from a low of 24°F (-4.5°C) in January to a high of 85°F (29.4°C) in July. There is plenty of sun and few very hot or very cold days. Spring is usually dry and may be windy. Wildflowers and other desert plants may bloom, depending upon winter moisture. Beginning sometime in July the seasonal monsoon rains start. Average annual rainfall is 14.9 inches (37.8 centimetre ["cm"]) per year and the average temperature is 54°F (12.2°C). The average low temperature in January is 37°F (2.7°C). The average high temperature in July is 73°F (22.7°C). Snow occasionally falls in winter.

5.3 Local Resources

Grant County, New Mexico is largely rural, with a population of 30,000. Silver City has a third of the population. Mining has been an occupation in this area since well before 20th century. The Gold Lake property is easily accessible from Silver City, which is capable of supplying most of the labor, equipment, or service requirements for conducting exploration or mine-related activities. Silver City and the surrounding area currently support large, open-pit copper mining operations at Tyrone, Santa Rita and Chino.

5.4 Infrastructure

Currently there is little infrastructure at Gold Lake. However, improved gravel roads and power lines do cross the property and some services are located just a few miles away.

Much of the surface ownership at Gold Lake is privately-held while the mineral rights are under federal ownership. Most of the claims located by GMC are on BLM Stock Raising Homestead Lands that allow for the location of federal lode claims and the subsequent development of those claims through a Plan of Operations with the BLM or a surface use agreement with the surface land owner.

The Gold Lake property has sufficient area and the topography is such that the property could be developed by typical open-pit or underground mining methods. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout, which would include the location of storage, waste disposal, and processing areas.

5.5 Physiography

Elevations in the central part of Grant County, including Gold Lake, range from 5,000 to just over 6,000 feet (1,524 m to just over 1,829 m). The Continental Divide is located just west of the property. This is a high desert environment and a region of greasewood flatlands, yucca patches and carpets of creosote brush and grasses. There are cacti of many varieties.

6.0 History

The White Signal mining district was discovered in the 1870's or 1880's and mostly shallow, supergene-enriched gold, silver and copper vein deposits were exploited until the late 1920's (Gillerman, 1967). In 1920 tobernite was discovered on the dump of the Merry Widow mine. Uranium and radium minerals were soon found on the dumps of several other mines in the district and were used in the production of radioactive face paint, mineral water and luminous paint. Uranium was again sought in the late 1940's to late 1950's as part of various government procurement projects. The district has remained relatively dormant in terms of production since this time.

Portions of the property controlled by GMC have had lode claims located on it in the past. Review of old reports show that in 1969 Kerr-McGee controlled claims covering portions of the Gold Lake property and between 1979 and 1984 Cotter Corporation located claims covering the Gold Lake property. Both companies let their holdings lapse and have no interests in the area.

The vein and structural deposits within the district were mined to shallow depths with the deepest workings being 300 feet (91 m) and the majority less than 100 feet (30 m) deep. Production was predominantly copper, silver, gold, uranium and radium, although minor amounts of fluorite, lead, bismuth, turquoise, molybdenum and garnet have been produced (Gillerman, 1967, Gillerman, 1964).

Serious geologic work began in the district as part of the search for uranium beginning in the mid-1940's. Much of the early work was conducted by Granger and Bauer (1951), and Gillerman (1967). Gillerman's work continued into the late 1960's and resulted in numerous publications, primarily about uranium occurrences in the area.

In 1969 Kerr-McGee explored the district for uranium and drilled 5 deep diamond drill holes centered near a large rhyolite intrusion or plug on the property – the Saddle Mountain intrusion. Brannerite, $(U,Ca,Ce)(Ti,Fe)_2(O_6)$, was intercepted in one hole and Ferris and Rudd (1971) describe it as being discovered in a drill core penetrating a "hydrothermal disseminated porphyry copper prospect" (Baumann et. al., 1979).

At various periods between 1973 and 1979, several mining interests, including Cities Service Mineral Corporation, Rocky Mountain Energy Corporation and S.E.A. Inc., explored the district for uranium. Their work included claim staking, geologic reconnaissance and mapping, geochemical sampling and radon/radiometric surveying. It is reported that Rocky Mountain Energy completed 5 diamond drill holes (Baumann et. al., 1979). This data has not been acquired by GMC to date.

None of the data from the past exploration work described above is available for review. The information has been obtained from later reports prepared by Cotter Corporation. All of this earlier work focused on the uranium potential of the property and did not assess the copper, molybdenum, or gold potential.

A portion of the property was explored by the Cotter Corporation in the early 1980's. They completed 6 drill holes within the Gold Lake project area which are located approximately 1 to 1.5 miles (1.6 to 2.4 km) from the GMC high-priority target areas. The Cotter Corporation report described the 6 holes as follows:

> "All of these holes indicate the general nature of what could be described as a pyritic shell or halo surrounding the inferred porphyry system. Cuttings and core show numerous limonitic – pyritic fractures and disseminated zones – many with associated copper carbonates and chalcopyrite. Silver, lead, and zinc are also present in anomalous amounts. Alteration could generally be described as argillic to

phyllic."

Since the 1980's, until GMC's recent involvement in the district, major exploration activity appears to have been dormant or non-existent.

7.0 Geologic Setting

7.1 Regional Overview

Southeastern Arizona, southwestern New Mexico and northern Mexico, as a metallogenic province, are characterized by large copper deposits, mostly porphyry-type, formed in the Laramide time interval (Late Cretaceous-Paleocene). Study of the region has established that many porphyry copper districts are localized along major regional crustal structures or at intersections of these structures. From empirical data it is indicated that the most influential controlling structures for known porphyry copper deposits in the southwestern US consist of two types: 1) long, continuous faults or shear zones of west-northwest strike which are believed to be part of the transcontinental Texas Lineament; and 2) dilational fault/dike/vein/intrusive zones of northeast to east-west strike hosting Laramide-age intrusive bodies.

The White Signal mining district and the Tyrone, Chino, Santa Rita and Continental copper deposits are all located at or adjacent to the projected intersection of the Texas Lineament and the New Mexico Mineral Belt, a northeast-trending zone of mineral deposits which is comparable to the Colorado Mineral Belt in terms of size and mineral deposit localization. All of the mineral deposits listed above lie within a northwest-southeast trending, 15 km wide, fault-bounded range of the Arizona-New Mexico Basin and Range Province. An older northeast-trending lineament passes southwest from the Santa Rita mine area, through the Tyrone, White Signal, Bisbee and Cananea mining districts of New Mexico, Arizona and Sonora, Mexico respectively. These major lineaments or regional structures probably represent ancient zones of crustal weakness in the earth's crust.

The New Mexico Mineral Belt is a northeast-trending zone of Laramide to mid-Tertiary ore deposits generally associated with igneous plutonic rocks. From northeast to southwest the belt passes through Questa, Cerrillos, Ortiz, San Pedro, Tijeras, Magdalena, Santa Rita/Chino, Bayard, Tyrone, White Signal and the Lordsburg mining districts. The mineral belt cuts diagonally across the generally north-trending mountain ranges of New Mexico and appears to be independent of the structures related to the mountain ranges.

The Gold Lake property is situated in the southeastern portion of the Big Burro Mountains, which is a block-faulted remnant of an east-west trending structural high known as the Burro Uplift. In this area the uplift marks the boundary of the Basin and Range structural province to the south and the transition zone between the Colorado Plateau and the Basin and Range province to the north. It has been noted that all major copper-mineralized, Laramide-age porphyries in southwestern New Mexico are located around the margins of the Burro Uplift (Gillerman, 1970).

The Big Burro Mountains are composed primarily of Precambrian granite of the Burro Mountain batholith which has been intruded by numerous Precambrian diabase dikes, by the Tyrone quartz monzonite stock of early Tertiary age and by early Tertiary rhyolite dikes and plugs. GMC has potentially identified quartz monzonite intrusive bodies within the Gold Lake project area that intrude the Saddle Mountain rhyolite plug, suggesting a possible Tyrone-age equivalent intrusive event within this area. It is possible that this is the first time that Gold Lake quartz monzonite intrusive bodies have been recognized.

The Big Burro range is broken into three main structural blocks (Figure 3), the middle or Burro Peak-Tyrone block being uplifted relative to the down-faulted Willow Creek and White Signal blocks. These blocks are bounded by two major northeast-trending faults, which are the Austin-Amazon fault to the north and the Sprouse-Copeland fault to the south. The Burro Peak-Tyrone block was tilted northeastward approximately 5° in Late Tertiary time (Kolessar 1970). Mapping on the Gold Lake property by GMC has shown tilting of the White Signal block to the northeast at approximately 10°.


A
A'
White Signal
Target Area
Pcbm
Tqm
Pcbm
Trh
Willow Creek Block
Burro Peak - Tyrone Block
White Signal Block
Bullard Peak
To Silver City 3.5 Miles
Ks
Tv
Qgc
Mangas Valley
Mangas Fault
T18S
T19S
90
Pcbc
Pcbm
Shrine Mine
Azure Turquoise Pit
Tyrone Mill
Butte Chief Mine
Willow Creek Block
Tyrone Mining District
California Gulch
Burro Chief Fault
Deadman Canyon
Bismuth-Foster-Beaumont Fault
Austin-Amazon Fault
Burro Peak Tyrone Block
Burro Peak
Sprouse-Copeland Fault
Walnut Creek Fault
T19S
T20S
White Signal Block
Tgr
White Signal Fault
Neglected Fault
Blue Jay Fault
Taylor Fault
Uncle Sam Fault
Knight Peak
Knight Peak Graben
Malone Fault
R16W
R15W
R15W
R14W
N
0 1 2
Scale-In-Miles
EXPLANATION
Gila Conglomerate
Tertiary Volcanic Rocks
Quartz Monzonite (Tyrone Stock)
Granite Porphyry
Intrusive Rhyolite
Cretaceous Sedimentary Rocks
Burro Mountain Granite and Associated Rocks of the Burro Mountain Batholite
Bullard Peak Series (Schists, Quartzites, and Amphibolites)
Fault
Inferred Faults
Dikes
Section Line A-A'
Drainage
Major Highway
GMC Claim Block
Source: Gillerman, 1970

FIGURE 3: GEOLOGIC MAP OF THE BIG BURRO MOUNTAINS

Figure 3 Regional Geology

7.2 Local Geologic Setting

The geology of the Gold Lake area consists largely of Precambrian granite and diabase dikes, which have been intruded by Tertiary rhyolite stocks, plugs and dikes, followed by Tertiary quartz monzonite bodies, ending with a final episode of rhyolite dikes intrusion. The Tertiary intrusive events are all localized in the vicinity of the intersection of the northwest-trending Walnut Creek-Uncle Sam fault zone and the east-northeast trending Blue Jay fault zone (Figure 3). These structural trends appear to be on a regional scale and are seen to the northeast at the Santa Rita/Chino mines and to the northwest at the Tyrone mine. Most of the Precambrian diabase dikes and the Tertiary rhyolite dikes follow the east-northeast structural trend with a much smaller component aligned along a northwest orientation.

The Gold Lake property may represent an upper-level porphyry copper-molybdenum-gold system associated with Laramide-age quartz monzonite intrusive events. Geologic and alteration mapping, geochemical sampling and geophysical surveying have generated a strong correlation between the intensity of porphyry-style mineralization/alteration and the location of the quartz monzonite outcrops in the field (Figure 4 and 5).

GMC commissioned Paula Hansley of Petrographic Consultants International, Inc. to complete thin section work on a suite of Gold Lake rock samples with emphasis on rock type, alteration and interpretations as to the type of mineralizing system the samples may be associated with. A total of 32 samples were submitted for petrographic analysis and the subsequent results indicate that several intrusive phases, each with subtle textural and compositional differences and strong, well developed, and overlapping alteration assemblages, are present. A discussion of the results and conclusions from the petrographic work are discussed below as presented to GMC by Paula Hansley:

> Question: Are the samples related to an underlying copper and (or) molybdenum intrusive porphyry system?

Discussion

Alteration haloes around copper and/or molybdenum porphyry systems have many similarities; therefore, the question posed is not easy to answer. For example if an underlying copper-rich porphyry body happens to have satellite molybdenum-rich porphyry bodies nearby, the alteration haloes for the copper and molybdenum mineralization could easily overlap. GMC has attempted to answer the question by positively identifying major, minor and trace alteration minerals and elements by thin section petrography.

All samples appear to be related to an underlying copper and/or molybdenum porphyry system, namely for the following reasons:

1. Seven of the samples have multiple stockwork iron oxide and quartz veins, characteristic of rocks above a molybdenum porphyry intrusive system.

2. Specular hematite is present in several samples and occurs throughout the rocks at Gold Lake, suggesting the movement of a large volume of hydrothermal fluid being flushed through the rocks.

3. Positive identification of fluorite and topaz. The presence of disseminated fluorite and small amounts of topaz is found in many molybdenum porphyry systems.

4. The presence of early adularia and minor biotite may represent the early

potassium silicate stage of alteration in the core of a porphyry molybdenum(?) system.

5. The presence of phyllic alteration (quartz-sericite-pyrite), even in samples with potassium silicate alteration, is interpreted to be a paragenetic relationship (phyllic alteration being later) based on clear textural relationships, rather than a spatial one (i.e., many copper-molybdenum porphyry models assume that the potassium silicate and phyllic alteration stages happened at the same time). The coincidence of the two alteration zones could also represent the presence of an underlying copper porphyry system's phyllic alteration zone overprinting the (smaller) alteration zone related to a molybdenum porphyry system.

6. Presence of garnets. This mineral is usually found in a thin, high-level alteration zone over some molybdenum porphyry systems; however, the garnets are usually orange and the garnets in these samples are colorless. It should be noted that the presence of the garnets in these samples could be questionable; they may represent some form of contamination because later batches of petrographic samples analyzed were entirely devoid of garnets.

7. Lack of associated sulfides. Most molybdenum porphyry systems do not have large amounts of associated sulfide minerals.

8. Identification of intense phyllic alteration, which is present as a large halo around copper porphyry systems.

9. Presence of hypogene (?) chalcocite, bornite, and chalcopyrite in sample #73131 (an intrusive rock) may indicate a nearby copper porphyry body. Alternatively, these copper minerals may just be locally associated with a molybdenum porphyry body.

Conclusion: It appears that a mineralized porphyry system could be present at Gold Lake. It may be: (1) porphyry molybdenum mineralization with minor copper; or (2) porphyry copper mineralization with satellite molybdenum porphyry mineralization.



Explanation
19
30
R14W
31
36
35
R15W
Gold Lake Project
Geology
Figure 4

Figure 4 Property Geology


Alteration
R15W
R14W
T
20
S
23
19
30
35
36
31
Gold Lake Project
Alteration
FIGURE 5

Figure 5 Alteration

Precambrian Granite:

The country rock at Gold Lake is Precambrian granite of the Burro Mountain batholith. The granite is essentially homogeneous throughout the property, but does vary from coarse- to medium-grained. Isolated and rare zenoliths of quartzite and schist have been noted. Local differences in texture, color, mineralogical composition, and degree of alteration are noted from field observations and thin section petrography. Much of this is due to the effects of hydrothermal activity, possibly related to an inferred porphyry copper-molybdenum-gold system, but some variations are simply related to primary features within the batholith. Granite pegmatite bodies consisting of quartz and microcline are common, predominantly in the eastern portions of the property.

Diabase:

Dikes and small intrusive masses of gabbroic and basaltic rocks are common in areas of Precambrian exposure. Many of these have a diabasic texture, in which euhedral or subhedral crystals of plagioclase are embedded in a mesotasis of pyroxene crystals. Diabase is dark gray to black where fresh, but is commonly altered or weathered to a greenish-gray color and is composed of clay minerals, chlorite, and epidote. The orientation pattern of the dikes is typically north-northwest and east-northeast.

Copper and uranium mineralization is commonly associated with the diabase dikes, and numerous dikes have been exploited in historic workings. In areas where mining has occurred, overall alteration is well developed and all of the original mafic components have been converted to chlorite, epidote and clay minerals.

Rhyolite plugs and dikes:

On the Gold Lake property, several Tertiary rhyolite plugs intrude the Precambrian granite to form prominent hills such as Saddle Mountain and The Three Sisters. Field evidence suggests that there are several phases of both rhyolite plugs and dikes, as seen in cross-cutting relationships and textural variations. Typically the rhyolite bodies are porcelain-like in texture, fine-grained, quartz-rich, and buff to gray in color. Several occurrences of quartz rhyolite porphyry have been noted, with up to 5% elliptical quartz phenocrysts.

At least two phases of rhyolite dikes are present in the vicinity of Saddle Mountain. Rhyolite dikes are observed cutting rhyolite plugs which, in turn, these plugs cut other rhyolite dikes. These dikes are oriented in a dominant east-northeast direction, and are very fine-grained and often show flow-banding. In the eastern portions of the property, the dikes are associated with abundant hematite and manganese oxides and are typically dark in color.

Several breccia phases are noted within the larger rhyolite plugs. Locally these breccias may compose up to 25% of the rhyolite exposures around Saddle Mountain and may consist of both intrusive and hydrothermal breccias. Detailed mapping of the Saddle Mountain area has not been

completed and the surface extent of the rhyolitic intrusives and breccias has not been fully determined.

Quartz Monzonite:

Several occurrences, and possibly phases, of quartz monzonite have been mapped around the margins of the Saddle Mountain rhyolite plug (Figure 4). This intrusive unit is clearly younger then the rhyolite plugs, as evidenced by quartz monzonite dikes cutting the Saddle Mountain rhyolite and locally breccia clasts of rhyolite occur within quartz monzonite dikes. Quartz monzonite outcrops are also located along the north and southeast margins of Saddle Mountain and near the Hummer mine. The quartz monzonite generally occurs as dikes or small plugs.

7.3 Structure

The property lies within a recognized east-northeast trending lineament that includes the Chino and Santa Rita porphyry copper deposits (Gillerman, 1970). Rhyolite dike swarms are abundant at Gold Lake and they generally parallel this east-northeast trend. In addition several Precambrian diabase dikes strike east-northeast, which suggests that this particular structural orientation may have been active over an extended period of time (Precambrian through early Tertiary).

A second well-developed structural trend is reflected by the Uncle Sam and Walnut fault systems (Figure 3), which strike north-northwest toward the Tyrone porphyry copper deposit. There are sets of both rhyolite and diabase dikes which follow this orientation, though much fewer in number then the north-northeast trending sets mentioned above.

The Saddle Mountain rhyolite plug is located at the intersection of these two predominant structural trends. The isolated outcrops of quartz monzonite are also situated at this major structural intersection. Mineralization observed to date at Gold Lake is generally associated with dikes and/or faults or fractures which have one of these predominant structural orientations.

8.0 Deposit Types

The primary exploration target at Gold Lake is a porphyry copper-molybdenum-gold system. The property is approximately 6 miles (9.5 km) south-southeast of the Tyrone porphyry copper deposit, which is currently being mined by Phelps Dodge Corporation. Gold Lake is located in the same geologic province as Tyrone; however, Gold Lake is situated within a down-faulted portion of the Burro Mountain uplift (White Signal Block) when compared to the geology around the Tyrone deposit (Burro Peak-Tyrone Block) (Figure 3). The Tyrone deposit is associated with a quartz monzonite intrusive of early Tertiary age (dated at 56.2 +/- 1.3 m.y.) (Mach, 2004). Geologic mapping by GMC has possibly identified previously unrecognized quartz monzonite intrusive bodies at Gold Lake of unknown age.

Strong porphyry-style alteration and copper-molybdenum-gold mineralization are associated with quartz monzonite occurrences at Gold Lake, suggesting that this intrusive unit may have a porphyry copper affiliation similar to that found at Tyrone and Santa Rita-Chino. Strong phyllic

and argillic alteration is observed in the quartz monzonite, as well as in the adjacent rhyolite and granite country rock.

Typically in southwestern U.S. porphyry copper deposits, elevated geochemical anomalies in copper, molybdenum and bismuth occur. This geochemical pattern is seen at Gold Lake (Plates 1, 2, 5). In addition elevated geochemical anomalies in gold, silver and uranium have been detected, generally associated with north-northwest and east-northeast trending structural orientations (Plates 3, 4, 6). While the uranium appears to be associated with Precambrian diabase dikes, gold mineralization is typically associated with copper occurrences and may be related to the same mineralizing event; however, gold mineralization associated with diabase has been observed (Eugene mine).

Plotting historic mine production within the White Signal mining district gives a sense of metal distribution (Figure 6). When looking at base and precious metal distribution, there appears to be a general clustering of historic copper and gold production around Saddle Mountain with silver and lead-zinc production more distal. Historic uranium and radium production is generally located to the southwest of Saddle Mountain and is probably unrelated to the more centralized copper and gold production.


LEGEND
GOLD
SILVER
BISMUTH
COPPER
LEAD
URANIUM
FEET

FIGURE 6
MINE LOCATIONS AND COMMODITIES
GOLD LAKE AREA
GRANT CO., NEW MEXICO

Figure 6 Mines in District

9.0 Mineralization

GMC has collected 156 rock chip samples and 247 silt samples in an effort to characterize the mineralization and develop targets at Gold Lake. The geochemical sampling, along with geologic and alteration mapping and SP geophysical surveying, has identified what appears to be an upper-level expression of a porphyry copper-molybdenum-gold system.

Rock chip and silt geochemistry has helped to identify two primary anomalies. Both are located in areas where quartz monzonite intrusive bodies have been identified. The largest and strongest of these anomalies is located southeast of Saddle Mountain, coinciding with the most extensive outcrops of quartz monzonite located to date (Plates 1, 2, 3, 9, 10, 11). The second anomaly is located to the north of Saddle Mountain, again in an area of quartz monzonite outcrops. Both of these anomalous areas show strong geochemical signatures in copper, molybdenum, gold, silver, bismuth and uranium. Numerous historic workings are located in these areas, which were generally mined for copper and gold.

Mineralized zones show copper, molybdenum and gold mineralization that is typically associated with either east-northeast or north-northwest structures, rhyolite dikes, or diabase dikes cutting Precambrian granite. In general copper is located on the margins of dikes with mineralized widths of up to 3 meters. This type of mineralization can be followed for up to 300 meters along strike, though generally it is localized to a few tens of meters. The total depth of the mineralization is not known at this time as no drill information is available. It can be determined that some of the historic workings followed the structurally hosted, copper mineralization to depths in excess of 40 meters (see Property Location and Description) The higher grade gold values seem to be associated with oxidized portions of the diabase dikes and within structures containing massive hematite and manganese and cutting the Precambrian granite. Additionally samples collected from altered quartz monzonite within the primary anomalies described above often show elevated values in copper, molybdenum, gold, silver, and bismuth. These elevated geochemical levels suggest a porphyry association and further support the theory of Gold Lake being an upper-level expression of a porphyry copper-molybdenum-gold system.

Geochemically copper appears to be the most enriched metal from the rock chip sampling with values ranging up to 11.5%, with 30 samples having values greater than 1,000 ppm. Molybdenum values ranged up to 0.17%, with 15 samples having values greater than 50 ppm. Silver values ranged up to 385 ppm, with 9 samples having values greater than 30 ppm. Gold values ranged up to 29 ppm, with 10 samples having values greater than 1 ppm. Uranium values ranged up to 614 ppm, with 17 samples having values greater than 30 ppm. Bismuth values ranged up to 2,300 ppm, with 20 samples having values greater than 20 ppm.

10.0 Exploration

Exploration work on the property to date has consisted of geologic and alteration mapping, rock chip and silt geochemical sampling, and a SP geophysical survey. This work was completed by George F. Klemmick, AIPG CPG #10937, and Randall L. Moore, GMC Vice President-Exploration, North America, WA. RPG # 1390, and Dr. Jacob J. Skokan, Chief Geophysicist,

between August 2005 and the present. The objective of this exploration program was to define controls and to evaluate the extent of the copper-molybdenum-gold mineralization at Gold Lake, and to develop targets for future exploration efforts. The exploration work was planned and executed to conform to industry standards and methods.

Geologic and alteration mapping, geochemical sampling and geophysical surveying have identified what appears to be an upper-level expression of a porphyry copper-molybdenum-gold system, which is associated with quartz monzonite intrusive bodies having very limited surface exposures. Both rock chip and silt sampling have identified areas of elevated base and precious metals values, and have defined at least two large anomalies and other exploration targets.

Sample results should be considered reliable and representative of the mineralization exposed on surface and from the historic workings, surficial cuts, and mine dumps. To obtain an accurate determination of potential lateral and depth extensions of mineralization, trenching and drilling will be required.

All geological samples were analyzed at Acme Analytical Laboratories Ltd., Vancouver, British Columbia, Canada and ALS Chemex, Sparks, Nevada, USA. The subsequent results were then imported into a geographical information system ("GIS") program for evaluation and analysis.

GMC has completed an SP geophysical survey over the Gold Lake property. The survey was designed to detect areas of possible sulfide mineral concentration within the GMC land position. The survey has detected two primary anomalies. The survey identified a large and strong 7,500 x 4,500 foot (2,300 x 1,380 m) anomaly which has two lobes, the larger of which is in close proximity to a high-priority geochemical anomaly and the smaller lobe is located slightly west of and overlaps a portion of a second high-priority geochemical anomaly. The SP geophysical response suggests that a large sulfide body may exist at depth within the Gold Lake project area.

10.1 Targets

This early stage of exploration at Gold Lake precludes defining precise targets, however, the initial geological, geochemical and geophysical results do support the concept that Gold Lake represents the upper-level expression of a porphyry copper-molybdenum-gold system associated with previously unrecognized quartz monzonite intrusive bodies. The quartz monzonite appears to have intruded around the margins of the Saddle Mountain rhyolite plug, at or near the intersection of strong regional north-northwest and east-northeast trending structural fabrics. Only small outcrops of quartz monzonite have been identified to date, generally occurring as dikes and small plugs.

Zones of disseminated pyrite within the rhyolites, Precambrian granite and quartz monzonite have been identified and may be associated with a porphyry hydrothermal system. Typically these zones occur at or near exposures of quartz monzonite, and are geochemically anomalous in copper, molybdenum, gold and other elements as well.

Rock chip and silt sampling have identified two primary target areas of significant geochemical enrichment, typified by elevated copper, gold, silver, +/- bismuth, and +/-molybdenum levels over combined areas in excess of 300 ha. These primary target areas are located to the north of

and to the southeast of Saddle Mountain (Figure 4), and are only restricted by rhyolite and/or and alluvial cover. These two target areas have outcrops of quartz monzonite and are also characterized by ubiquitous hematite mineralization, which is hosted by both the quartz monzonite and by Precambrian granite. The hematite occurs at the sites of weathered pyrite casts and as specularite lining fractures.

11.0 Sampling Method and Approach

Geochemical sampling completed at Gold Lake consists of the collection of a total of 156 rock chip samples and 247 silt samples. Results of this work can be seen in Plates 1-16.

Silt samples covered an area of roughly 1,000 ha and this program was designed to identify areas with anomalous geochemistry for follow-up geological mapping and rock chip sampling.

GMC has not conducted any drilling on the property to date and thus there is no drill sampling procedures to discuss in this report.

Rock chip samples were collected as continuous chip, grab and select samples over an area of roughly 600 ha. Sampling was of a first pass or general reconnaissance nature in that rock chips were not collected at any set spacing and were designed to understand the nature of the mineralization and define the primary target areas. Future sampling should focus on the primary anomalies or targets and be designed so as to define the extent of anomalous mineralization. Silt samples were collected over roughly the same 600 ha area and were collected on all forks to the drainages and at roughly a 100 m spacing along the drainages.

The continuous chip samples were designed to define mineral distribution and approximate overall grades within areas of known mineralization. They were collected perpendicular to the structure where possible and were cut across the full width of observable mineralization. Grab samples were collected to help define background geochemical levels within the various rock units and to evaluate metallic ion distribution and chemical zonation across the property. Select samples were collected to determine specific chemical signatures and to characterize the ability of the system to generate high-grade ore. This type of first pass sampling is typical in early stage exploration projects. This sampling provides a good overall representation of the mineralization and is designed to develop targets for follow-up investigation. The quality of the sampling appears to be good, with results from different rounds of sampling showing a good consistency of results within similar geologic settings. While select samples provide for high grade results, all such samples were noted and described as select in the data base thus avoiding any confusion and misrepresentation.

Geochemically copper appears to be the most enriched metal from the rock chip sampling with values ranging up to 11.5%, with 30 samples having values greater than 1,000 ppm. Molybdenum values ranged up to 0.17%, with 15 samples having values greater than 50 ppm. Silver values ranged up to 385 ppm, with 9 samples having values greater than 30 ppm. Gold values ranged up to 29 ppm, with 10 samples having values greater than 1 ppm. Uranium values ranged up to 614 ppm, with 17 samples having values greater than 30 ppm. Bismuth values ranged up to 2,300 ppm, with 20 samples having values greater than 20 ppm. Sample widths

vary from a 0.1 meters to 3 meters and were collected to be representative of the geologic environment from which they were collected.

12.0 Sample Preparation, Analysis and Security

All assays were performed independently by Acme Analytical Laboratories Ltd. ("Acme"), Vancouver, British Columbia, Canada and by ALS Chemex ("Chemex"), Sparks, Nevada, USA using Inductively-Coupled Plasma ("ICP") analytical methods. Internal lab check analyses were performed through analytical standards and the re-analyzing of certain samples. Both types of check analyses showed very consistent results with variations of less than +/- 2%.

All samples were collected by, or under the direct supervision of, a Qualified Person ("QP"). Emphasis was placed on quality control and the proper handling and numbering of all samples. No sample preparation was conducted prior to the material being shipped to the laboratory and no sample preparation was conducted by an employee, officer, director, or associate of GMC. The samples were transported by trusted GMC personnel and shipped to Acme or Chemex via standard freight transporters. Under controlled laboratory conditions, the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. All samples with geochemical content greater then the detection limits for ICP methodology were re-analyzed using standard assay methods. Initial analytical results were checked by re-analysis of 3% of the total samples by both ACME and Chemex combined. These facilities are ISO 9001:2000 certified laboratories which insert a total of 8% blank and standard samples into each analyzed sample batch to ensure precision and accuracy. When analytical results were received, they were checked against their geological context and, subsequently, the field locations and sample descriptions were cross-referenced with the results and sample numbers to ensure accuracy.

As part of the target development on the property and to gain a better understanding of the mineralization, continued surface rock chip sampling will be required. This should be followed by surface trenching and/or drill testing to test lateral and vertical continuity of the mineralization. To the best of my knowledge, all sample handling, preparation, security and analytical procedures conform to industry standards.

13.0 Data Verification

All data have been reviewed and verified by the author. Analytical precision and accuracy was checked by analyzing standard and blank samples, and by re-analyses of certain samples. When analytical results were received, they were checked against their geological context and, subsequently, the field locations and sample descriptions were cross-referenced with the results and sample numbers to ensure accuracy. This combination of various analytical checks and field verification ensures proper data integrity.

14.0 Adjacent Properties

No mineral properties are immediately adjacent to the Gold Lake property.

15.0 Interpretation and Conclusions

The recent discovery of the Resolution copper porphyry deposit in Arizona, along with the recent surge in the price of copper and molybdenum, have renewed interest in exploration in the southwestern U.S. copper province. The Gold Lake property is located in close proximity to both the Tyrone and the Chino/Santa Rita porphyry copper deposits, and contains similar geologic features. Because of the location and the geologic, geophysical and geochemical characteristics of this property, Gold Lake may represent a significant porphyry copper-molybdenum-gold exploration target.

The Gold Lake property occupies a unique location in that it is situated at the structural intersection of two regional, deep-seated structural trends, which appear to have been active over a long period of time. This structural intersection probably served as a focal point for the emplacement of both the Saddle Mountain rhyolite plug and the quartz monzonite bodies at Gold Lake.

The identification of the Gold Lake quartz monzonite is viewed as being very significant, as both the Tyrone and the Chino/Santa Rita porphyry copper deposits are associated with early Tertiary-age quartz monzonite intrusives. While no age dating of the Gold Lake quartz monzonite has been completed to date, it is not unreasonable to assume that it will have a similar age to the copper-bearing quartz monzonites found at Tyrone or Chino/Santa Rita. Field evidence suggests that the Gold Lake quartz monzonite was, at least in part, responsible for both copper mineralization and porphyry-style alteration found on the property.

The SP geophysical survey generated a large and strong response, the surface projection being centered roughly at Saddle Mountain. This geophysical anomaly is similar to those found associated with other disseminated, porphyry copper deposits. The structural block in which the Gold Lake property is located (White Signal block) has been down-faulted with respect to the adjoining Burro Peak-Tyrone block, which hosts the Tyrone deposit. Within this structural framework, any mineralization similar to the Tyrone deposit would probably occur at a deeper level within the White Signal block. Geochemical patterns and the level of exposure of the Gold Lake quartz monzonite, among other features, suggest that this may be the case.

While the geologic investigation of the Gold Lake property is in its earliest stages, the initial geological, geophysical and geochemical results generated by GMC and represented by this Technical Report support the concept that Gold Lake may represents the upper-level expression of a porphyry copper-molybdenum-gold system associated with previously unrecognized quartz monzonite intrusive bodies and thus this initial investigation has met the original objectives.

The primary focus of the initial program was to define primary target areas. This has been done by the GMC program with the first pass wide spaced rock and silt sampling programs. Additional sampling will be required to further define these initial targets and to possibly define new areas of primary interest. Of the 156 rock chip samples collected, 64 were collected by the author and the geochemical analysis of these samples support the results of the GMC sampling. There are portions of the property where sampling has not been completed and these will need to be covered in the next exploration phase. If positive results are obtained from this additional

sampling it will only add to the overall potential of the property.

Review of all data collected to date suggests that additional detailed geologic mapping and geochemical sampling would be required to complete a comprehensive review of the entire land position. Several high-priority anomalies have been identified by the exploration completed to date, which met GMC's initial objectives for the property. There are additional areas on the property which have seen little or no geochemical sampling or geologic mapping, and they will require additional exploration work to determine if any mineral potential exists in these areas. Data generated by the initial exploration has been adequate in helping to develop several high-priority anomalies and target areas, and a thorough review of this data has determined that it is reliable and accurate.

It must be kept in mind that the exploration work completed to date represents the initial stage of development of the Gold Lake property. Additional investigation will be required to determine the full extent and the overall scope of the known mineralization. Additional work will also be required to develop other anomalous areas or targets on the property. This work will ultimately require extensive drilling and feasibility analysis to accurately answer the size and grade uncertainties which exist at this early stage of exploration.

The purpose of this review was to provide GMC and its investors with a summary of the Property and the technical merits of the project and to present the appropriate manner of conducting continuing exploration. That objective has been met within this document, as all information related to the initial exploration phase has been reviewed and analyzed.

16.0 Recommendations

Additional surface work is recommended for the Gold Lake property, which should focus on more detailed geologic mapping and continued geochemical sampling. This work should refine existing, high-priority targets and ready them for drill testing. This work could possibly locate additional high-priority targets within the land position. It is estimated that this Phase II of the continuing exploration of the Gold Lake property will require an expenditure of between US$75,000 and US$150,000. A Phase III exploration program, which would include initial drill testing of the highest priority targets, would most likely require an expenditure of at least US$400,000 to properly test the targets. As the work completed to date has defined 2 priority target areas the Phase III drilling program would not be contingent on the Phase II program of locating additional priority areas.

The following is a summary of costs related to the two proposed programs;

General projections for the completion of field work and the drilling of 1,500 m of core at Gold Lake for Phase II and III programs:

Budget	US$(000)
Geological activities	100
Geochemistry/assaying	20
Drilling activities	300
Land costs	50
Office support	40
Contingency	20
Total	530

Signature Page

The effective date of this Technical Report is May 12, 2006.

George F. Klemmick, BS, CPG#10937, AA#583

Date: May 12, 2006

PLATES


N
White Signal
Prospects
Water Tank
Mine
Saddle Mountain
Sisters
Keese Canyon
McDonald
SEPAR ROAD
Grave
19
20
23
24
25
26
29
30
31
32
35
36
Legend
Copper in ppm
0 -250.00
250.01 - 1000.00
1000.01 - 3000.00
3000.01 - 10000
> 10000.00
Meters
Gold Lake Project
Rock Chip Results - Copper in ppm
Grant County, New Mexico
PLATE 1
A

Plate 1 Rock Chip Results Copper


N
White Signal
Prospects
Water Tanks
Prospects
Mine
Saddle Mountain
Water Tank
Prospects
Sisters
Canyon
Grave
BM 5803
Prospect
Prospects
McDonald
SEPAR
ROAD
19
20
23
24
25
26
29
30
31
32
35
36
Legend
Molybdenum in ppm
0.00 - 5.00
5.01 - 40.00
40.01 - 200.00
200.01 - 400.00
> 400.00
Meters
Gold Lake Project
Rock Chip Results - Molybdenum in ppm
Grant County, New Mexico
PLATE 2
A

Plate 2 Rock Chip Results Molybdenum


N
White Signal
Prospects
Water Tanks
Saddle Mountain
Sisters
Canyon
McDonald
SEPAR
ROAD
Grave
Prospect
19
20
23
24
25
26
29
30
31
32
35
36
Legend
Gold in ppm
0.00 - 0.10
0.11 - 0.40
0.41 - 1.00
1.01 - 2.50
> 2.50
Gold Lake Project
Rock Chip Results - Gold in ppm
Grant County, New Mexico
PLATE 3

Plate 3 Rock Chip Results Gold


N
White Signal
Prospects
Water Tanks
Mine
Saddle Mountain
Water Tank
Sisters
Keese
Canyon
Grave
McDonald
SEPAR
ROAD
Prospect
23
24
19
20
25
26
30
29
35
36
31
32
Legend
Silver in ppm
0.00 - 5.00
5.01 - 10.00
10.01 - 20.00
20.01 - 50.00
> 50.000
Gold Lake Project
Rock Chip Results - Silver in ppm
Grant County, New Mexico
PLATE 4
A

Plate 4 Rock Chip Results Silver


N
White Signal
Prospects
Water Tanks
Mine
Saddle Mountain
Sisters
Canyon
Grave
McDonald
SEPAR ROAD
19
20
23
24
25
26
29
30
31
32
35
36
Legend
Bismuth in ppm
0.00 - 2.00
2.01 - 10.00
10.01 - 50.00
50.01 - 100.00
> 100.00
Meters
Gold Lake Project
Rock Chip Results - Bismuth in ppm
Grant County, New Mexico
PLATE 5
A

Plate 5 Rock Chip Results Bismuth


N
White Signal
Saddle Mountain
Prospects
Mine
Water Tank
Canyon
McDonald
SEPAR ROAD
Legend
Uranium in ppm
0.00 - 5.00
5.01 - 15.00
15.01 - 50.00
50.01 - 100.00
100.01 - 381.30
Gold Lake Project
Rock Chip Results - Uranium in ppm
Grant County, New Mexico
PLATE 6

Plate 6 Rock Chip Results Uranium



N
White Signal
Prospects
23
24
19
20
Prospects
Water Tanks
Mine
Saddle Mountain
Prospects
Water Tank
Sisters
25
30
29
26
Canyon
Grave
BM 5807
McDonald
Prospect
31
32
35
36
Legend
Lead in ppm
0.00 - 50.00
50.01 - 200.00
200.01 - 800.00
800.01 - 2000.00
> 2000.00
Gold Lake Project
Rock Chip Results - Lead in ppm
Grant County, New Mexico
PLATE 7
A

Plate 7 Rock Chip Results Lead


N
White Signal
Prospects
Water Tanks
Prospects
Butte
Mine
Mine
Mine
Saddle Mountain
Prospects
Mine
Water Tank
Sisters
Prospects
Mine
Prospects
Grave
Canyon
SEPAR ROAD
McDonald
Prospect
Prospects
Prospects
Prospects
19
20
23
24
25
26
29
30
31
32
35
36
0 150 300 600 900 1,200
Meters
Legend
Zinc in ppm
0.00 - 50.00
50.01 - 200.00
200.01 - 600.00
600.01 - 1200.00
> 1200
Gold Lake Project
Rock Chip Results - Zinc in ppm
Grant County, New Mexico
PLATE 8
A

Plate 8 Rock Chip Results Zinc


Legend
Silt Samples - Copper
0 - 50
51 - 100
101 - 150
151 - 200
201 - 2000
Gold Lake Project
Plate 9
GOLD LAKE

Plate 9 Silt Results Copper


Legend
Silt Samples - Molybdenum
Gold Lake Project
Plate 10
GOLD LAKE
A

Plate 10 Silt Results Molybdenum


Legend
Silt Samples - Gold
0 - 10
11 - 20
21 - 40
41 - 60
61 - 1275
Gold Lake Project
Gold results in ppb
Grant County New Mexico
Plate 11
GOLD LAKE
A

Plate 11 Silt Results Gold


Legend
Silt Samples - Silver
Gold Lake Project
Plate 12
GOLD LAKE

Plate 12 Silt Results Silver


Legend
Silt Samples - Bismuth
Gold Lake Project
Plate 13
GOLD LAKE

Plate 13 Silt Results Bismuth


Legend
Silt Samples - Uranium
5 - 6
Gold Lake Project
Plate 14
GOLD LAKE

Plate 14 Silt Results Uranium



Legend
Silt Samples - Lead
10 - 20
21 - 30
31 - 40
41 - 60
61 - 81
Gold Lake Project
Lead results in ppm
Grant County New Mexico
Plate 15
GOLD LAKE
A

Plate 15 Silt Results Lead


N
Legend
Silt Samples - Zinc
20 - 60
61 - 70
71 - 100
101 - 150
151 - 224
Gold Lake Project
Zinc results in ppm
Grant County, New Mexico
Plate 16
GOLD LAKE
A

Plate 16 Silt Results Zinc


Gold Lake Project
SP Geophysical Survey
Plate 17

Plate 17 SP Geophysical Survey

APPENDIX I

CERTIFICATION OF QUALIFICATIONS

GEORGE F. KLEMMICK
Consulting Mining Geologist
P.O. Box 671329, Chugiak, Alaska, USA 99567-1329
Phone (907) 688-2377, Email: gklemmick@yahoo.com

I, GEORGE F. KLEMMICK, Certified Professional Geologist #10937, HEREBY CERTIFY THAT:

1. I am currently employed as a consulting mining geologist, P.O. Box 671329, Chugiak, Alaska, USA 99567-1329.

2. I am a graduate of the University of Minnesota, with a B.S. degree in Geology (1985). I have been practicing my profession since 1987.

3. I am a member of the American Institute of Professional Geologists (AIPG), the Society of Economic Geologists (SEG), the Society for Mining, Metallurgy and Exploration (SME), and the Geological Society of Nevada (GSN).

4. From 1987 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America and Asia.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional organization (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I was retained by General Minerals Corporation to collect data and write this Technical Report on the Gold Lake property, located in Grant County, New Mexico, dated May 12, 2006. I have visited the property from October 14, 2005 through October 28, 2005.

7. I have not received and do not expect to receive any interest, either direct or indirect, in any properties of General Minerals Corporation and I do not beneficially own, either direct or indirect, any securities of General Minerals Corporation. I am independent of General Minerals Corporation.

8. I have not had prior involvement with the property that is the subject of this Technical Report.

9. I have read National Instrument 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance with that Instrument and Form.

10. I am responsible for all sections of this Technical Report.

11. This Technical Report is based on observations made and samples taken during my visit to the Gold Lake property from October 14, 2005 through October 28, 2005.

12. As of the date of this Certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

13. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of this Technical Report in the public company files on their websites accessible by the public.

DATED in Chugiak, Alaska this 12th day of May 2006.

George F. Klemmick, BS, CPG#10937, AA#583

Consent of Professional
(Qualified Person)

British Columbia Securities Commission
Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver , BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary , AB T2P 3C4

Saskatchewan Financial Services Commission - Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MA R3C 3L6

Ontario Securities Commission
Box 55, 1800 – 20 Queen Street West
Toronto, Ontario M5H 3S8

General Minerals Corporation
580 Hornby Street, Suite 880
Vancouver, B.C.
V6C 3B6

New Brunswick Securities Administration Branch
606 - 133 Prince William Street
Saint John, NB E2L 4Y9

Nova Scotia Securities Commission
2nd Floor, 1690 Hollis Street
Halifax, NS B3J 3J9

Prince Edward Island
Office of the Attorney General Securities Division
4th Floor, 95 Rochford Street
Charlottetown, PEI C1A 7N8

Securities Commission of Newfoundland and Labrador
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6

Toronto Stock Exchange
3rd Floor, 130 King Street, West
Toronto, ON
M5X 1J2

Attention: Corporate Finance and Listings

Re: General Minerals Corporation (the "Company")

1. I, George F. Klemmick, am the author responsible for the preparation of the report entitled "Report on the Gold Lake Property of Grant County, New Mexico, USA", dated May 12, 2006, prepared on behalf of the Company (the "Report").

2. I hereby consent to:

   (a) the public filing of the Report on SEDAR and in the public files with the Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and with the Toronto Stock Exchange;

   (b) the use of and reliance upon the Report for disclosure in the Company's Press Release dated May 31, 2006 (the "Press Release");

   (c) the written disclosure of, the inclusion of extracts from, or a summary of, the Report in the Press Release; and

   (d) the use, inclusion, summarizing or quoting from the Report in any and all regulatory filings, acceptances or approvals in connection with any of the mineral properties which are the subject of the Report.

3. I hereby consent to the use of my name "George F. Klemmick" in the Press Release.

4. I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure in the Press Release.

Dated this 31st day of May, 2006

George F. Klemmick, BS, CPG#10937, AA#583

REFERENCES

Baumann, Michael, DeRuyter, Vernon, 1979, Progress report White Signal target area, Grant County, New Mexico, Cotter Corporation Unpublished internal report, p. 1-95.

Ferris, C. S., and Rudd, C. D., 1971, Brannerite: its occurrences and recognition by microprobe: Quarterly of the Colorado School of Mines v. 66, no, 4, p. 1-38.

Gillerman, E., 1964, Mineral deposits of western Grant County, New Mexico, New Mexico Bur. Mines and Mineral Resources Bull. 83.

Gillerman, E., 1967, Structural framework and character of mineralization, Burro Mountains, New Mexico: Econ. Geol., v. 62, p. 370-375.

Gillerman, E., 1970, Mineral deposits and structural patterns of the Big Burro Mountains, New Mexico, New Mexico Geol. Soc. 21st Field Conf. p. 127-132.

Granger, H. C., and Bauer, H. L., Jr., 1951, Results of diamond drilling, Merry Widow claims, White Signal, Grant County, New Mexico; U.S. Geol. Survey Circular 189, 16 p.

Kolessar, J., 1970, Geology and copper deposits of the Tyrone district: New Mexico Geol. Soc. 21st Field Conf. p. 127-132.

Mach, Craig J., 2004, Tectonic controls, timing and geochemistry of supergene enrichment of the Tyrone porphyry copper deposit, Grant County, New Mexico, Rocky Mountain (56th Annual) and Cordilleran (100th Annual) Joint Meeting, Geological Society of America Abstracts with Programs, Vol. 36, No. 4, p. 4

Unknown, 1984, Cotter Corporation White Signal Project Grants County, New Mexico, Summary Work: Unpublished internal report, p. 1-39.

REPORT ON
MALKU KHOTA PROPERTY
DEPARTMENT OF POTOSI, BOLIVIA

Prepared for General Minerals Corporation

Kurt T. Katsura Oregon RG # 1221

May 12, 2006

Kurt T. Katsura (RG) P.O. Box 51346, Eugene, Oregon 97405 (541) 485-0342

TABLE OF CONTENTS

1.0 SUMMARY

The General Minerals Corporation's Malku Khota property is located in the Cordillera Oriental, approximately 83 kilometres ("km") east-southeast of Oruro, Bolivia and 40 km south of Cochabamba, in southwest Bolivia. Silver is present at Malku Khota as disseminated mineralization in a strata-bound 200-300 metre ("m") thick sandstone unit within the Ravelo and Tarapaya Formation, and as narrow veins and stockwork structures that crosscut the disseminated silver-bearing sandstone units. The strata-bound mineralization is laterally extensive and mineralization is present across 15 km of strike length at the Malku Khota property. The younger structurally controlled mineralization is possibly associated with a buried intrusion, and many of these veins were historically mined for gold-bismuth and silver during the Spanish Colonial period.

The General Minerals Corporation through its wholly owned subsidiary Compania Minera Malku Khota S.A. ("CMMK") currently holds mineral rights to 5,050 hectares ("ha") that covers a core area encompassing the Malku Khota project area, and covers the majority of the mineralized sandstone unit, as shown in figure 3.

The geological setting at Malku Khota is similar to Esperanza Silver's Atocha Property which is located approximately 30 km to the northwest in the Colcha Mining District, where mineralization is hosted by similar sandstone units as at Malku Khota. Disseminated silver mineralization at Malku Khota is hosted by coarse-grained and porous sandstone units within the Jurassic-age Ravelo and Cretaceous Tarapaya Formation below the unconformable contact with overlying "red-bed" sandstones and siltstones of the Cretaceous-age Aroifilla and Chaunaca Formation. A regional thrust fault contact lies to the west of the project area and places the Cretaceous sediments beneath Ordovician and Silurian sediments which are correlated with the Uncia and Catavi Formations.

Geologic mapping and geochemical sampling of rock and vein outcrops, and the results from thirteen core holes suggest that the Malku Khota property has the potential to contain significant deposits of bulk-tonnage and high-grade silver mineralization hosted by sandstones units along approximately 15 km of strike length. In addition there is potential for structurally controlled E-W striking veins and stockworks containing high-grade gold-silver mineralization similar to those previously mined during the Spanish colonial period. Several specific exploration targets areas within the Malku Khota project have the potential to host large tonnage silver mineralization, comparable in style to the Atocha property, but over much greater widths of sandstone, which is located 30 km along strike to the northwest in a similar geologic setting where mineralization has been identified in the Tarapaya Formation, which is in part correlative with the Ravelo Formation, but contains local basalt flows and tuffaceous units.

The main stage of disseminated silver mineralization at Malku Khota is considered to be the result of basin dewatering or exhalative processes that brought metal rich fluids into contact with fluids beneath the oxidized sediments and evaporites of the overlying Aroifilla Formation. The processes responsible for metal deposition were regional in

extent and suggest the possibility for very large bulk-tonnage deposits hosted in favorable areas of the sandstone units. Exploration by General Minerals Corporation shows that anomalous silver values from rock chip samples are found over a 60 km strike length, and extend to the north and south of the Malku Khota project within these sandstone units.



LA PAZ
Apolo
San Borja
Trinidad
Loreto
Puerto Acosta
Caranavi
La Paz
COCHABAMBA
Guaqui
Viacha
Santa Rosa del Sara
Cochabamba
Oruro
Malku Khota
Putre
ORURO
Aiquile
Pan-Amerìean Highway
Sucre
Tarabuco
Potosi
Camiri
BRAZIL
La Paz
Oruro
N
100 Km
GENERAL MINERALS CORPORATION
Malku Khota Project
PROJECT LOCATION
Date: May 2006
Author: GMC
Figure 1

Figure 1
Project Location Map showing the Malku Khota Property and major access roads and towns.

The Malku Khota property is located in the Cordillera Oriental, which is characterized by a series of elongated ranges and valleys that are bound on the west by the Altiplano, and on the east by the Amazon basin, as shown in Figure 2. Elevations in the Cordillera Oriental range between 3,200 to 4,600 m above mean sea level ("amsl"), and consist of a North-South trending fold and thrust belt that exhibits a major westward deflection in the vicinity of the project area. The underlying basement rocks consist of folded Precambrian rocks, and are unconformably overlain by Paleozoic sediments which have been folded and are in thrust contact with overlying Jurassic to Tertiary sediments. Shallow intrusions and locally extensive ignimbrites associated with Miocene to Pliocene volcanism are part of the eastern branch of the Central Volcanic Belt of the Bolivian Andes, and are scattered across the cordillera.

The rocks exposed in the Malku Khota project area consist of basement Paleozoic sediments that are unconformably overlain by Jurassic to Cretaceous sandstones and

siltstones, which in turn are unconformably overlain by Cretaceous and Tertiary-age "red bed" sediments. The area is structurally characterized by N-S belts of folds and thrust faults that developed during regional deformation of the Andean Cordillera. At Malku Khota the primary mineralized sandstone units form a long N-S trending ridge with dip slopes to the west and is bound further to the west by a thrust fault contact with older folded Paleozoic rocks. A Miocene-Pliocene age dacite intrusion occurs at the southern end of the project area, and is temporally correlated with the development of the eastern branch of the Central Volcanic Zone in the Central Andes of Bolivia. A second buried intrusion of unknown composition is thought to be present beneath a portion of the project area, and possibly has a genetic relationship to the swarm of gold-bismuth veins and high-angle structures that crosscut the main silver-bearing sandstone units.

The primary target at Malku Khota consists of laterally extensive silver mineralization hosted by sandstone units within the Ravelo Formations (the stratigraphic sequence in this area is poorly defined and rock units correlated with the Tarapaya Formation to the north may be present, but are difficult to distinguish). A secondary target of younger stockwork veins and structures that host high-grade silver and gold mineralization is possibly associated with a buried intrusion. Anomalous silver mineralization is laterally extensive within coarse-grained and permeable sandstone units immediately below overlying "red bed" sediments of the Aroifilla Formation. Anomalous silver values in this horizon have been documented in surface channel sampling and in drill core to be 20 to 200 m thick and have been mapped for a distance of more than 15 km across the project area. Similar mineralized sandstones in similar stratigraphic units have been found to the south and north of the project area for a strike length of approximately 60 km.

During 2004-2005, the General Minerals Corporation completed initial reconnaissance of its original 4,125 ha property that included geological mapping and the collection of 1,120 channel samples across the silver-bearing sandstone units within the Ravelo Formation based on similarities they observed with mineralization at the Atocha project, 30 km to the north. At Atocha the main silver-bearing rock unit has been identified as the Tarapaya Formation, and is located in a comparable stratigraphic position as the Ravelo Formation beneath the Aroifilla sediments. A series of 32 "traverse" lines perpendicular across the width of the sandstone units, with the spacing between each "traverse" ranging from 50 to 800 m apart and covering approximately 15 km of strike length. These results showed an area of approximately 3,500 m long by 800 m wide that exhibited anomalous silver, gold, bismuth and base metal values. A zone approximately 3,450 m by 263 m was identified in which anomalous silver values ranging from 0.5 to 1.0 ounce per tonne ("opt") have been found, including 228 m of chip sampling that averaged 40 gpt silver.


BRAZIL
BRAZIL
PERU
B O L I V I A
Malku Khota
PARAGUAY
CHILE
ARGENTINA
La Paz
Santa Cruz
Cobija
Guajará Mirim
Riberalta
Trinidad
Concepción
San Ignacio
Montero
Oruro
Potosi
Sucre
Uyuni
Camiri
Villa Montes
Yacuiba
Puerto Suarez
Corumbá
Arica
Puno
Pacific Ocean
N
EXPLANATION
Major Road
Secondary Road
Railroad
River or Stream
Lake
0
250
Scale-in-Kilometers
After Pareja et al (1978)
EXPLANATION
Quaternary alluvial, lacustrine or playa cover
Tertiary sediments
Tertiary volcanics
Cretaceous & Tertiary sediments in Subandean thrust slices
Cretaceous sediments
Carboniferous, Triassic, Cretaceous & Tertiary sediments in Subandean thrust slices
Carboniferous & Permian undivided
Permian carbonates
Carboniferous sediments
Devonian sediments
Silurian sediments
Ordovician sediments
Upper Cambrian & Brasiliano sediments
Precambrian crystalline & Metamorphic basement; pre-Brasiliano sediments & intrusions
Tertiary plutons
Carboniferous to lower Jurassic plutons
Thrust or reverse Faults
Other Faults
0
250
Scale-in-Kilometers
General Minerals Corporation
Geological Map of Bolivia
Bolivia
FIGURE 2
Scale:
Date: April 2006
Author: GMC

Figure 2
Map showing the general geology and physiographic provinces of SW Bolivia, including the Altiplano and the Cordillera Oriental, the Property and major access roads and towns.

Approximately fifty, high-angle, cross-cutting gold-bismuth veins were also identified in this same mineralized area. In 2004, SILEX Bolivia, S.A. ("SILEX") entered into a partnership with the General Minerals Corporation and completed additional sampling and a thirteen hole drilling program in 2005-2006 that confirmed the presence of disseminated silver mineralization.

To date, reconnaissance geological mapping and sampling by General Minerals Corporation ("Company") and SILEX have identified three primary target areas within the property. A total of 2,231 channel and rock chip samples have been collected for geochemical analysis, and thirteen diamond core holes were completed as a first test of subsurface mineralization on the property, for a total of 2,279.8 m of drilling, and 1,150 samples that were sampled and assayed from drill core.

Geological information suggests that there is potential for significant bulk-tonnage silver mineralization within the Malku Khota property, hosted by favorable sandstone units in the Ravelo Formation that extend across the property, and as high-grade stockworks and

veins associated with a possible buried intrusion. Other targets are likely to be identified with continued geological work, sampling, and drilling.

It is concluded that the property has significant merit and it is recommended that a substantial exploration program be initiated to ascertain the grade and tonnage of silver-gold-lead-zinc mineralization present and its metallurgical characteristics.

2.0 Introduction and Terms of Reference

2.1 Terms of Reference

Kurt T. Katsura RG, a qualified person under National Instrument 43-101, was retained by General Minerals Corporation (the "Company") to prepare a technical report on the Malku Khota Property (the "Property") located in the Department of Potosi, Bolivia. The Company believes that the acquisition of the Malku Khota property and the success of its current exploration program constitute material changes that warrant the preparation of a technical report meeting the requirements of National Policy 43-101. The Company has engaged the author, Kurt T. Katsura RG, to undertake an independent, technical review of the Property and data, which is documented in this report.

2.2 Purpose of Report

The purpose of this review is to provide General Minerals Corporation and its investors with a summary of the Malku Khota Property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting the continuing exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that General Minerals Corporation ("Company") may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

The majority of the technical information for the property was generated by General Minerals during their current exploration activities on the property since 2003 and the data that was generated by SILEX Bolivia, S.A. ("SILEX"), a wholly owned subsidiary of APEX Silver Mines Ltd. ("APEX"), during their tenure and exploration activities through 2005 - 2006. I have conducted a comprehensive review of the: previous geological reports for the property, literature research, geochemical data, maps, drill logs and current assay data provided from the General Minerals office in Denver, Colorado.

2.4 Scope of Personal Inspection of the Property

I conducted a site visit in April 2004 to review the surface sampling and mapping program and examine some of the underground workings on the property, and to directly

examine the geological units, style of mineralization, and to conduct limited independent sampling. I conducted a second site visit in April 2006 to examine drill core and data, review the current geological and sample data, discuss the SILEX Bolivia exploration program with Javier Torres the APEX Project Geologist, and to conduct limited independent sampling of the drill core. This information was utilized in compiling this report.

3.0 Property Location and Description

3.1 Property Location

The Malku Khota silver-gold prospect (S 18.15 ^{0}, W 66.21 ^{0}) is located in the Department of Potosi, Bolivia within the canton of Sacaca in the Province of Alonso de Ibanez, and in the cantons of Toracari and San Pedro de Buena Vista in the Province of Charcas. The project area is located approximately 83 km east-southeast of Oruro, and a 40 km south of Cochabamba in a relatively remote area accessible by an improved dirt road that links Oruro and Cochabamba. The primary access is from the supply center of Oruro via Bolivar, Sacaca, and Chiro Khasa. The total property position controlled by the General Mineral Corporation through its wholy owned subsidiary Compania Minera Malku Khota S.A. ("CMMK") consists of 5,050 ha that covers 15 km of projected strike length of the ore-bearing sandstone units, this land is currently held by CMMK as Concessions (Cuadriculas).


N
Malku Khota
Jankoyo
Lankheri
Takahuani
GMC Property
GENERAL MINERALS CORPORATION
Malku Khota Project
PROPERTY MAP
Date: May 2006
Author: GMC
Figure 3

Figure 3
Malku Khota Project property position showing Company controlled cuadriculas, local roads and villages.

3.2 Property Description

The Malku Khota gold-silver property is located in the Department of Potosi in southwest Bolivia, approximately 83 km east-southeast of the city of Oruro. CMMK currently has an option on properties that cover 1,175 ha in the area of historic silver-gold production. In total, CMMK controls 5,050 ha that covers 15 km of projected strike length along of the ore-bearing sandstone units. The land consists of Concessions ("Cuadriculas"). These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per ha per year for the first five years which rises to US$2.00 per ha per year in the sixth year (2009).

CUADRICULAS Controlled by CMMK

Claim Name	Owner	ha
COBRA	FRANSCICO ROLANDO KEMPFF MERCADO	125
DANIEL	PATRICIA INEZ URQUIZU DE KEMPFF	1,050
TAKHAUA	COMPAÑÍA MINERA MALKU KHOTA S.A.	725
ALKASI	COMPAÑÍA MINERA MALKU KHOTA S.A.	950
JALSURI	COMPAÑÍA MINERA MALKU KHOTA S.A.	125
TAKHUANI	COMPAÑÍA MINERA MALKU KHOTA S.A.	1,150
SILLUTA*	SILEX BOLIVIA S.A.	775
ANTACUNA*	SILEX BOLIVIA S.A.	150
	Total Area of Cuadriculas	5,050 ha

* These Cuadriculas are in the process of being transferred to CMMK from SILEX

In July 2003, the General Minerals acquired the original property through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A., and in December 2003 transferred the property to its wholly owned subsidiary Compania Minera Malku Khota S.A.("CMMK"). The Company entered into an option agreement dated July 30, 2003 (the "Kempff Option") which agreement relates to 47 cuadriculas covering 1,175 ha. Pursuant to the Kempff Option, the Company has the right for a period of 5 years from July 30, 2003 to purchase the claims upon payment to the owner of US$255,000. As of March 2006, US$20,000 has been paid to the owner of the Kempff Option. Additional payments, pursuant to the Kempff Option are due as follows:

Payment Date	Amount Due
July 24, 2006	US$15,000
July 24, 2007	US$20,000
July 24, 2008	US$200,000

The Company is required to pay all amounts required to protect and maintain the property. A 1% NSR is payable on all production. This NSR can be purchased at any time for US$500,000. CMMK may carry out production during the option period.

On 5 of the 47 cuadriculas a prior water right exists which gives the holder a first right on the property such that CMMK would be required to have a further agreement with the holder of the water rights to mine on these 5 cuadriculas. The Company also has beneficial ownership of a further 2,950 ha to the south of and adjoining the Kempff land, which is not subject to the agreement but forms part of the property.

In April 2006, General Minerals Corporation acquired 925 ha from SILEX Bolivia, S.A., for a total of 5,050 ha of lands under mineral control (transfer of these properties in progress). Property boundaries in Bolivia are generally located by UTM Coordinates.

A "Licencia Ambiental" permit has been completed for the project and will need to be updated once the details of the next drilling and tunneling program have been decided.

The surface is owned by the local people. It is customary to make agreements with the local users of the land before proceding with any land disturbance such as road building for drill site access.

Mineralized zones on the property are fully described in Section 8.0 (Mineralization) and figure 6. The few very small historic mine workings on the property are referenced in Section 9.2 (Underground Mapping and Sampling) and Section 5.0 (History).

4.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1 Access

Access to the property is gained overland via improved roads from Oruro, via Bolivar, Sacaca, and Chiro Khasa. There is also access via improved dirt roads from Cochabamba, via Sakani. This main road links Oruro with Cochabamba, and provides reliable access for regular truck service for people and supplies along this route. The main road traverses the property to the west of the exposed mineralized zone. The town of Sakani is located approximately 7 km to the northeast of the project area, and is the nearest location for electric power and phone service. Travel time from Oruro to the Malku Khota project is approximately 3.5 hours during the dry season and 5.5 hours during the rainy season (December to March). It has been reported that travel times between the property and Cochabamba, are comparable to those from Oruro (personal communications, Javier Torres).

4.2 Climate

Climate is typical for the Bolivian Cordillera Oriental and Altiplano, with cool to moderate summers and cool dry winters. Winters (May- August) are cool with temperatures that range from -2° C at night to 10-12° C during the daytime, and are generally dry, with snowfall common at the higher elevations. Summers (November – March) have moderate temperatures that range from 5° C at night to 12-25° C during the daytime. Rainfall is heaviest during late December through March, averaging approximately 90 mm in December, 130 mm in January, and lightest in June and July where rainfall averages approximately 10 mm per month. Scattered subsistence farm plots and seasonal pastures are found scattered throughout the Malku Khota project area, and are utilized by local inhabitants on a seasonal basis.

4.3 Local Resources

The Malku Khota property is relatively remote and primarily accessible from Oruro, which has a capable supply of labor, equipment, or service requirements for conducting exploration and mining related activities. The town of Sacaca, lies approximately 60 km to the northwest along the main road, and may be able to provide a source for local temporary labor, supplies, and accommodations to support an exploration program. The town of Sakani is located 7 km from the property, and is the closest town with electricity and phone service. Chiro Khasa is a local village approximately 13 km south of the project area, and is a mid-way point between Oruro and Cochabamba, which trucks carrying supplies and people often use as a lay-over en route.

4.4 Infrastructure

Currently there is no existing infrastructure developed on the property, with the exception of the main road and the drill roads constructed during 2005-2006 by SILEX. The nearest electric power line and phone service is located at Sakani, approximately 7 km to the northeast. The status of available water is unknown, but in the recent past it was of sufficient quantity to sustain exploration activities and core drilling on the property. There are pre-existing water rights on 5 of the 47 Cuadriculas currently under lease, and these would require an agreement with the holder of those water rights. The current status of water rights, availability, or impacts to Laguna Wara Wara and Laguna Malku Khota are unknown, but it is recommended that they be assessed in any subsequent feasibility or planning studies. The property is readily accessible along the improved dirt road between Oruro and Cochbamba, and there are several small villages within the property area, including Malku Khota and Kalakacha, which have provided limited sources for casual labor to support exploration work.

4.5 Physiography

The Malku Khota property encompasses a mountain range that trends N-S and lies between a broad structural valley to the west and a deep river valley to the east. The range consists of barren rock and talus that rises to elevations ranging from 3800-4580 m above mean sea level ("amsl"), and up to 400 m above the surrounding valleys. The majority of the ranges and valleys in the Cordillera Oriental reflect the N-S trending fold and thrust belt which have been subject to glaciation and dissected by erosion. The hill slopes in the project area are covered by grasses and sparse low brush, and is currently utilized for grazing and scattered farmed plots by locals living in several small villages within the property boundaries. Of particular interest, is the fact that the known areas of mineralization lie along the western side of the range and would require very low stripping ratios, as shown in Figure 4. Near the village of Malku Khota, the rolling hills west of the project area consist of glacial moraine deposits, and the Laguna Malku Khota and Laguna Wara Wara are located in glacial depressions.

Malku Khota property area is dominated by high-altitude bunchgrass and scattered scrub vegetation interspersed with barren rock ridges. The land is moderately populated with and average population density of between 2-12 people per square kilometre. Many of the local inhabitants maintain houses in the villages as well as dwellings scattered near their fields and pastures. The villages of Malku Khota and Kalakacha lie within or immediately adjacent to the project area.



Figure 4
View of Malku Khota range from the main access road looking toward the Northeast, Cerro Limosna on the left, Pique Pobre area lies in the saddle to right. The resistant outcrops along the western flank of the range host the main disseminated silver mineralization.

5.0 History

Exploration, prior to the involvement by General Minerals Corporation, indicates that mining occurred on 11 separate high-angle structures scattered along the western face of the main ridge on at least 7 different levels since the late 1800's. Historical reports indicate that surface gold-silver veins include assays of between 2.0 and 47 gpt gold and 27-1,500 gpt silver from these narrow veins and structures that are generally <1.5 m wide. Recent sampling from the disseminated silver mineralization included an assay of 0.9 gpt gold and 537 gpt silver over 0.45 m. This surface exploration was carried out by Geoexplorers Bolivia and Compania Minera La Rosa between 1994 -1995, and reports in

the possession of General Minerals Corporation include results from approximately 100 vein and wall rock samples primarily from the historic workings.



Figure 5
View of the Pique Pobre area showing the old Spanish workings. Note the southern extension of the westward dipping Ravelo Formation rocks in the distance on left where they underlie the "red bed" sediments.

Silver mineralization was discovered and mined during the early Spanish Colonial times, and these working are exposed in the Kallampa, Frio, and Pique Pobre areas; however, very little is known about this period of mining activity. Recent exploration of the old underground workings at Pique Pobre are shown on Figure 6 and 19. Underground mapping and sampling conducted in 2005 suggest that the old working followed high-grade stratabound ore zones that lie just below the surface and may reflect a horizon of supergene silver enrichment. This mining was conducted with very little waste rock removed from the workings.

Little is known about the historical ownership of the property. The very early mining was in the seventeenth century and it is not known if GeoExplorers of Bolivia mentioned above had rights to the area when they did the work reported.

6.0 Geologic Setting

6.1 Regional Overview

The Malku Khota property is located in the Andean Cordillera of Bolivia, which is characterized as a classic example of a convergent continental plate margin (Dewey and Bird, 1970; and Mitchell and Reading, 1969). The Andean Cordillera of consists of three segments, northern, central, and southern Andes, each of these segments have similarities yet distinctly different Mesozoic and Cenozoic geologic histories. The Malku Khota project is located in southwestern Bolivia, within the central portion of the Andes and near a major westward oroclinal bend in the cordillera. The central Andes in Bolivia consist of three distinct and contiguous provinces: the Cordillera Occidental, Altiplano, and the Cordillera Oriental, listed from west to east. Crosscutting these provinces is the Central Volcanic Zone (Thorpe, and others, 1982) which is the largest of the three active volcanic chains that constitute the Andean Cordillera. The Malku Khota project lies within the Cordillera Oriental, as shown in Figures 1 and 2.

The Cordillera Oriental is a polygenic Phanerozoic fold and thrust belt that consists of Paleozoic deep marine and platform facies sediments that are overlain by Mesozoic marine, carbonaceous platform, and delta facies rocks. These sediments were deposited primarily on Precambrian basement in a broad miogeosynclinal basin and were subsequently deformed during at least three tectonic and orogenic events: Caledonian (Ordovician); Hercynian (Devonian-Triassic); and Andean (Cretaceous-Cenozoic) (Sempere, and others, 1990). The source regions for the Paleozoic and Mesozoic sediments were the Precambrian Brazilian shield to the northeast and the Proterozoic Arequipa massif of Peru-Chile to the west and southwest (Litherland, and others, 1989; Cobbing, 1985). No Paleozoic volcanic arcs or major suture zones have been found in the central Andes, suggesting that the fold and thrust belt are an integral part of a passive margin of the Pangean continental margin (Cobbing, 1985). Following the Hercynian deformation, peralkaline volcanism and the emplacement of granitoid plutons in the central Andes appear to be associated with extensional tectonics, local basin rifting, and the beginning of an active subduction regime along the western edge of the South American continent (Pitcher and Cobbing, 1985). Subduction and the generation of calc-alkaline volcanism commenced during the Jurassic and have continued uninterrupted until the present. In the Tertiary, primarily during the Oligocene to early Miocene Incaic phase of Andean orogeny, the Cordillera Oriental fold and thrust belt formed and rocks were thrust westward over the foreland basins of the Altiplano. This period of deformation is also temporally associated with increased volcanism and the development of the central volcanic zone.

In Bolivia, the central volcanic zone consists of two calc-alkaline volcanic arcs that converge near the southern end of the Altiplano. The western branch is the best developed arc and forms the high crest of the Cordillera Occidental, along the Chilean-Bolivian border. The eastern branch of the central volcanic zone occurs along the western margin of the Cordillera Oriental fold and thrust belt and contains a few, and

locally large, Miocene to Pliocene dacitic to rhyolitic ignimbrite fields, scattered Miocene domes, remnant stratovolcanoes, and shallow intrusions. The dacite intrusion located at the southern portion of the Malku Khota property is correlated with this age and style of volcanic activity.

The rocks exposed in the Malku Khota project area consist of Paleozoic sediments that are unconformably overlain by Jurassic to Cretaceous sediments and are locally in thrust fault contact with Cretaceous to Paleocene terrestrial and lacustrine red bed sediments and evaporites. A series of north-south trending normal and thrust faults and broad synclinal and anticlinal folds define the ranges and valleys in the Cordillera Oriental, which is characterized by undulating ridges that alternate with broad synclinal valleys and are punctuated by steep dip-slopes and escarpments.

6.2 Regional Geology

The geology of the Malku Khota project area is shown in Figure 6. The oldest rock units exposed in the Malku Khota project area consist of dark-colored sandstones, siltstones, and shales of the Ordovician-age Capinota Formation and the shales, siltstones, and sandstones of the Silurian-age Uncia, and Catavi Formations. The Paleozoic rocks crop out beyond the main area of mineralization and form the valleys and ridges to the east and west of the main project area. These units are not observed to be mineralized in the project area.


N
Silver sample in ppm
>90
90-45
45-30
30-20
20-10
<10
Krs
Jcq
Jww1
Jww2
Jmk1
WARA WARA
WARA WARA LAKE
CHAQUE KHOTA LAKE
MALLKU KHOTA
MALKU KHOTA
MALKU KHOTA LAKE
LIMOSNA HILL
LIMOSNA
PAKKOLKU HILL
Kollo river
WwD004
WwD003
WwD001
WwD002
WwD006
WwD005
MkD001
MkD002
LmD004
LmD003
LmD005
LmD002
LmD001
7,993,000 N
7,992,000 N
7,991,000 N
7,990,000 N
704,000 E
705,000 E
706,000 E
707,000 E
0
250
500
Scale-in-Meters
EXPLANATION
ALUVIAL DEPOSITS
MORRAINES
DACITE
LIMESTONES
RED SANDSTONES
MALLKU KHOTA SANDSTONES
WARA WARA SANDSTONES
CHIRO Q'ASA SANDSTONES
ORDOVICIAN SEDIMENTS
THRUST OR REVERSE FAULT OBSERVED / INFERRED
GEOLOGICAL CONTACT OBSERVED / INFERRED
MUESTREO REALIZADO SILEX CON RESULTADOS
Tunnel Pique Pobre
General Minerals Corporation
Malku Khota Project
Geology, Drill Holes and Samples
FIGURE 6
Scale:
Date: April 2006
Author: GMC

Figure 6
Map showing the surficial geology at the Malku Khota Project, Wara Wara, Malku Khota, and Limosna areas of the project, and location of drill holes and channel sampling traverses.

Within nearby areas of the Cordillera Oriental Paleozoic and Jurassic rocks are unconformably overlain by the Cretaceous Tarapaya and Miraflores formations, which consist of sandstones, siltstones and tuffaceous units, and limestones, calcareous sandstones, mudstones, and marls, respectively (Troeng and Riera Kilibarda, 1996). These rocks have not been identified in the immediate project area, but are present to the south and north where they are locally associated with intra-basin basalt flows.

In the project area, the Paleozoic rocks are unconformably overlain by the Jurassic Ravelo Formation, which consist of white, yellow and red, medium to coarse-grained sandstones that exhibit distinct aeolian crossbedding structures and are locally intercalated with siltstones and conglomerate lenses (Troeng and Riera Kilibarda, 1996). Company geologist have identified two sandstone units which have been assigned to the upper portion of the Ravelo Formation, and are the primary host for the main silver mineralization at the Malku Khota project (Lozano, C and Torres, J, 2005).

The Ravelo Formation is unconformably overlain by the middle Cretaceous Aroifilla and Chaunaca Formations which consist of sandstones, siltstones, mudstones, marls, and evaporites that are distinctly reddish in color due to abundant iron oxides (Troeng and Riera Kilibarda, 1996). This sequence of rocks are of particular interest, studies carried out in the Potosi basin show that the Aroifilla and Chaunaca formations were deposited in an almost continuous enclosed lacustrine system that was subject to large variations in hydrology independent from any significant marine contribution. The hydrology of the basin and sedimentation was dominated by changes in the evaporation/precipitation ratio. Major evaporitic phases occurred during periods of lake contraction which resulted in the development of brine ponds trapped at depth in the lacustrine system (upper Aroifilla and middle Chaunaca Fms.). The crystallization and precipitation of evaporite minerals occurred in a subaqueous environment and as interstitial growth both in dry peripheral mud flats and below the sediment surface during periods of collapsing water tables. Wide ranges of water chemistry redox conditions are reflected in the isotopic composition of the sulfates deposited in these rock units, and the source ions in the precipitates were within the basin with some possible contributions of reduced sulphur from volcanic sources.

Throughout the Cordillera Oriental, the Aroifilla and Chaunaca formations may in part be laterally time-correlative and represent the evolving facies of the lacustrine and basin depositional system. In the project area, the "red bed" sediments of the Aroifilla Formation unconformably overlie the sandstone units that host the main zone of disseminated silver mineralization. The original geochemistry of the Aroifilla sediments may have played a role in the deposition of metals in the underlying sandstones at Malku Khota.

A major unconformity has been mapped regionally between the Aroifilla Formation and the underlying Tarapaya and Miraflores formations where they are in contact, and some have suggested that this indicates a tectonic shift and a major paleogeographic change in the Central Andes from a regime dominated by compression to an extensional regime (Jaillard and Sempere, 1991; Martinez and Vargas, 1990). The Miraflores Formation is not present in the immediate project area.



Figure 7
Ripple marks on bedding plane exposed in the Aroifilla Formation, near Laguna Wara Wara.

The Aroifilla and Chaunaca formations are unconformably overlain by the El Molino Formation, which consists of limestones, calcareous sandstones, and marls (Troeng and Riera Kilibarda, 1996). These sediments were deposited during wetter periods (Chaunaca and El Molino Fms.), and reflect the expansion of the lacustrine system which resulted in decrease salinity and less evaporitic influences, carbonate sedimentation (shell coquinas, oolite/oncolite deposits, stromatolitic and thrombolitic accumulations, organic-rich laminated carbonates, etc.) and a diversification of flora and fauna. Towards the end of the El Molino Formation, episodic prevalence of sodic alkaline waters resulted in the formation of analcime-rich laminates, and a possible influence from marine incursions into the lacustrine basin (Sempere, and others, 1997). Tectonic extension of the lacustrine basins during the Tertiary and subsequent compaction and migration of underlying connate waters may have been an important process that allowed metal-bearing waters to migrate upwards and interact with the brines and oxidized waters in the overlying Aroifilla Formation sediments, a possible method for the precipitation of metals in favourable sandstone units at Malku Khota.



Figure 8
Looking south from the project area towards the dacite intrusion (center). Note the steeply-dipping Jurassic and Cretaceous rocks on the left (East) and the deformed Paleozoic sediments on the right (West).

A dacite intrusion of probable Miocene to Pliocene age crops out to the south of the main project area and is tentatively correlated with the eastern branch of the central volcanic zone in Bolivia. The dacite intrudes and deforms Paleozoic and Mesozoic sediments as shown in Figure 8. However, no apparent mineralization has been observed to be directly associated with this particular intrusive body or in the adjacent sediments. Another intrusive body is hypothetically proposed to underlie the Malku Khota area of the project, and is manifested by the prevalence of steeply dipping E-W striking veins which have been historically mined for gold and silver.

Regional structural analysis of fold and thrust structures in the Cordillera Oriental indicate that they are bi-vergent to the west and to the east and likely merge into a detachment fault system at a maximum depth of 10-15 km. Pre-Cretaceous folds and faults with N/NW to NW oriented axes were either superimposed by N/S-oriented faults or reactivated with a left-lateral strike-slip movement (Mueller, and others, 1998). Cross-sectional balances suggest that in southern Bolivia the basal detachment of this tightly folded zone links up with a blind thrust fault or detachment that dips westward and may bear some geometric relationship to the configurations of the early Paleozoic basins and their margins (Kley, 1996).

The major fault zone in the project area places Paleozoic rocks in thrust contact over the Jurassic and Cretaceous formations along the Falla Mallcu Khota, which lies just west of

the property, as shown in Figure 6. A series of normal faults define the escarpment along the eastern side of the range in the Malku Khota project area.

Pliocene to Pleistocene uplift occurred throughout the Cordillera Oriental, and this resulted in the present erosional pattern following the N-S trend of fold and thrust structures (Walker, 1949). Quaternary and Pleistocene glaciation are responsible for stripping and exposing the resistant sandstone outcrops and creating the depressions that are currently occupied by the Laguna Malku Khota and Laguna Wara Wara and the adjacent glacial morraine capping the nearby hills.

6.3 Project Geology

The geology at Malku Khota consists of exposures of the Ravelo, Aroifilla, and El Molino formations as described above. Geologic mapping in the project area have focused primarily on the Ravelo and Aroifilla formations, with the subdivision and identification of project-wide mapping units that are important to understanding the silver mineralization.

Ravelo Formation rocks of Jurassic to Cretaceous age are the primary units hosting mineralization at Malku Khota. Company geologists have identified two local sandstone units in the uppermost Ravelo Formation that host disseminated silver mineralization, these are defined as the Wara Wara sandstone and the Malku Khota sandstone units (Lozano and Torres, 2005).

The Wara Wara sandstone lies in the upper part of the Ravelo Formation, and is characterized by well-rounded, well sorted quartz sandstones and arenites that exhibit crossbedding structures and stratifications indicative of aeolian deposition, and are locally interbedded with thin siltstones beds. The general strike and dip of the Ravelo Formation is N28-30W, and dips 70 degrees to the west. The Wara wara sandstones have been further subdivided as follows from lower to upper position in the stratigraphic section:

Wara Wara 3 (Jww3) – This unit constitutes the majority of the range, and is characterized by a coarse-grained gray to white color, clean quartz sandstone, with minor amounts of Fe oxides scattered in the rock and along factures.

Wara Wara 2 (Jww2) – This unit conformably overlies Wara Wara 3 and is characterized by common intercalated siltstones and fine-grained sandstones with abundant limonite and Fe oxides in pore spaces and along fractures. Stockwork veinlets are common in this unit, with a veinlet density that averages three per metre. The veinlets range between <1.0 to 10 cm wide and consist of barite, Fe oxides, and minor quartz.



Figure 9
View looking north towards the summit of Cerro Limosna showing crossbedding in the sandstones of the Wara Wara 3 unit of the Ravelo Formation.

Wara Wara 1 (Jww1) – This unit has a poorly defined contact with the underlying Wara Wara 2 unit, and is likely a gradational contact, and is characterized by fine-grained sandstones with abundant Fe oxides scattered throughout the rock, and numerous subparallel veinlets that are preferentially oriented E-W and range between <1.0 to 1.0 cm wide and consist of barite and Fe oxides.

The Malku Khota sandstone is generally massive and lacks the crossbedding features observed in the Wara Wara sandstone. Where bedding is observed, the attitude of the Malku Khota sandstone appears to be N 25-30W and dips 70-73 degrees west. Some have speculated that the Malku Khota sandstone unit is equivalent to the Tarapaya Formation, which is the major host to mineralization in the Atocha district, 30 kilometres to the north. The Malku Khota sandstones have been further subdivided as follows from lower to upper position in the stratigraphic section:

Malku Khota 2 (Jmk2) – This unit is characterized by fine-grained quartz sandstones, well sorted, and well-rounded sand grains, intercalated with thin beds of red clay and siltstones and commonly cut by veinlets of quartz and Fe oxides that are preferentially oriented in an E-W direction, and generally perpendicular to bedding.

Malku Khota 1 (Jmk1) – This unit is characterized by medium to coarse-grained quartz sandstones, well sorted, and well-rounded sand grains, intercalated with irregular beds or zones of silicified sandstones that commonly exhibit veinlets of barite and Fe oxides that

are preferentially oriented in an E-W direction, and generally oriented perpendicular to bedding. The veinlets range from 1.0 to 11.0 cm wide and are observed to have a veinlet density that averages 2 to 3 per metre.

The Aroifilla Formation unconformably overlies the Ravelo Formation, and consists of intercalated "red bed" siltstones, mudstones, and sandstones. Fractures are coated with Fe oxides, and small rounded Fe oxide and siderite nodules are common in the stratigraphic section immediately above the contact with the Ravelo Formation. In areas to the north of the Wara Wara area, numerous stockwork veining with barite and Fe oxides are observed associated with the nodules.

The El Molino Formation unconformably overlies the Aroifilla Formation, and outcrops to the west of the project area where it consists of white beds of calcareous siltstones and limestones.

6.4 Structure

The rocks exposed in the Malku Khota project area consist of Jurassic to Cretaceous sediments that are uncomformably overlain by Cretaceous to Paleocene terrestrial and lacustrine red-bed sediments and evaporites. A series of north-south trending normal and thrust faults and broad synclinal and anticlinal folds that extend across the project area. A major regional thrust fault contact lies to the west of the main mineralized project area, the Falla Malku Khota, forms the western boundary for this linear belt of Jurassic-Tertiary rocks. The eastern side of the range consists of a series of normal faults that form the eastern boundary of this Jurassic-Tertiary block, as shown in Figure 6. Of particular interest is that the western side of the Malku Khota range is a dip slope with the silver-bearing sandstone units exposed at the surface along the range front, with very little overburden above mineralization.

There are numerous E-W striking, high-angle veins and fractures that appear to be oriented almost perpendicular to bedding in the sandstone units. Many of these are mineralized and were previously mined for gold and silver from oxidized gouge zones and veins where they crosscut the disseminated mineralization in the sandstone units. This style and stage of mineralization is distinctly separate from the disseminated silver mineralization, and has been hypothetically associated with a hydrothermal system and a buried intrusion that was probably emplaced after thrust faulting. Additional studies may help determine if there is an E-W structural element to higher-grade disseminated silver mineralization within the sandstone units, or possibly to controls on supergene enrichment.

7.0 Deposit Types

Two styles of mineralization are identified at the Malku Khota property and are associated with an extensive silver mineralization hosted by sandstone units that can be identified for more than 15 km. Historic production and previous exploration have focused primarily on high-grade lenses within the sandstone units and on narrow gold-bismuth veins that crosscut the earlier disseminated silver mineralization.

The results at Malku Khota are considered significant since similar results at the Atocha Project, 30 km along strike to the north, were often associated with similar lithologic units, and exploration at Atocha demonstrated that much higher grade silver mineralization was present below the surface, probably a result of supergene enrichment processes. At the Atocha project General Minerals Corporation found widths of several metres of anomalous silver values in sandstone (10-20 gpt silver) at surface which lead to the discovery of grades of greater than 500 gpt silver in subsurface bulk sampling of fresh rock. At Malku Khota the widths of silver mineralization range up to 263 m and along a strike length of 3,450 m demonstrate that significant silver mineralization is disseminated throughout a large thickness of the Ravelo sandstone units and along a substantial strike length.

8.0 Mineralization

Geologic mapping and geochemical sampling of outcrops and the results from thirteen core holes drilled on the property, suggest that the Malku Khota property has the potential to host bulk-tonnage silver mineralization hosted by sandstone units that extend more than 15 km along strike. Mineralized zones range up to 200 m in true-width consist of disseminated silver mineralization associated with lead and minor zinc together with high-grade silver sulphide and barite veins. A later stage of gold-bismuth mineralization are present that consist of high-angle and narrow veins that crosscut the earlier silver mineralization and are thought to be associated with a buried intrusion.

The predominant style of silver mineralization at Malku Khota is hosted within the coarser sandstone units near the upper boundary of the Ravelo Formation and beneath the Aroifilla Formation. The two sandstone units identified by the SILEX geologists are described above as the Wara Wara and Malku Khota sandstones, and are the primary host for the disseminated silver mineralization below the "red bed" sediments of the Aroifilla Formation. The silver minerals identified in outcrop, tunnels and drill holes are mostly in the form of oxides, iodides, and bromides and are associated with various forms of oxides of iron, lead and antimony. Rare, usually silicified, outcrops show black sulphides which are interpreted to be the silver mineral acanthite.

Preliminary petrographic studies of selected samples collected from mineralized intervals of surface samples show that silver minerals have been deposited in the pore space between quartz sand grains. Silver sulfide and sulphosalt minerals occur with antimony

and lead minerals in several generations of quartz overgrowths and chalcedony precipitated within the pores space between sand grains, as shown in Figure 10, 11, 12, 13, and 14. Most of the silver is reported to have precipitated as a lead-antimony-silver iron-cadmium sulphosalt in alternating bands with silica during the early post-depositional history of the sandstone (Hansley and Cookro, 2006). An unknown amount of the silver also occurs as acanthite, in native form, and as electrum with gold (Figure 14). The alternating silica-sulfide/sulphosalt deposition suggests a low temperature passive system where metal-bearing waters migrated upwards possibly along the basin margins and interacted with the brines and oxidized waters in the overlying Aroifilla Formation sediments. Tectonic events signalling basin subsidence or changes in basin hydrologic cycles resulted in fluid mixing within the porous sandstones with the sulphate-bearing waters in the overlying Aroifilla sediments. Another possibility is that basin extension and possible rifting produced an exhalative system that that was coincident with sedimentation. The banding and silica overgrowths observed alternating with sulphide and sulphosalt minerals suggest that the metal-bearing fluids were likely influenced by changes in the oxidation/reduction boundary within the fluid mixing zone.



Figure 10
Brown chalcedony (at least two generations) overlie quartz overgrowths. Dark brown areas are antimony-lead-silver-iron oxides. They underlie and overlie quartz overgrowths. PPL, 200x, FL .55 mm., sample MK 17550.



Figure 11
Dark antimony-lead-silver-iron oxides occur under and on quartz overgrowths, v=vug, Q=quartz grain. Note leached texture of overgrowths. XP, 40x, FL 3.4 mm., sample MK 17550.



Figure 12
Quartz overgrowths, chalcedony rims and microcrystalline quartz in pores. Red-orange lead-antimony-iron-cadmium-silver sulfide and oxide mixture underlies and overlies quartz overgrowths. XP, 250x, FL .43 mm, sample MK17556.



Figure 13
Cerargyrite group mineral (Ag,ClBrI) and florencite, tiny,
high relief cubes (arrow). Brown clay size material is a mixture of
lead-antimony-iron-cadmium-silver sulfide and oxide.
PPL, 400x, FL .27 mm, sample MK 17556.



Figure 14
Silver and gold(?) in vug in silica. RL, 500x, FL .22 mm,
sample MK 17556.

The processes responsible for depositing the disseminated silver mineralization at Malku Khota appear to be relatively passive; however, they have the potential to be regionally extensive and contain very large-tonnage deposits and resource areas. This is shown by

the presence of anomalous silver mineralization observed within correlative sandstone units approximately 30 km to the north at the Atocha project, and extending to the south of the project area over a total strike length of approximately 60 km. An additional stage of later crosscutting gold and silver vein and fracture style of mineralization is present in the Malku Khota area of the project, which is likely attributed to a later intrusive event that may have remobilized metals previously disseminated in the sandstones, with some contribution from an igneous source.

The majority of the sandstone-hosted silver mineralization is interpreted to be the result of early Tertiary-age basin dewatering processes that brought metal rich fluids into the permeable sandstones where they interacted with overlying brines and connate waters in the Aroifilla Formation rocks, or a possible exhalative system associated with basin rifting and sedimentation. Unfortunately, detailed studies and reconstructions of the original basin geometry are difficult to unravel due to extensive post-depositional deformation and thrust faulting which have disarticulated the rock units within the Cordillera Oriental. Subsequent detailed geologic mapping and structural studies



Figure 15
View looking south at the Pique Pobre workings in the Cerro Limosna area. Note channel sample interval across outcrop in center.

at Malku Khota may reveal additional ore controls to the disseminated and the later stockwork-style of mineralization.

Supergene enrichment is also a likely component to some of the higher-grade intervals observed at Malku Khota which was observed in the Atocha district, however, the magnitude of this process to the economics of the deposits are not clear at this time and requires further study. It has been observed that silver values are present along fractures and coatings in the mineralized rocks, many of these oxides were thought to be derived from original sulfide mineralization. However, it is also possible that many of the exotic silver bearing iodide, bromide, and sulphosalt minerals are part of primary mineralization at Malku Khota.

9.0 Exploration

9.1 Geochemical Surface Sampling

During 2004-2005, General Minerals Corporation completed initial reconnaissance of its original 4,125 ha property that included geological mapping and the collection of 1,120 chip samples across the silver-bearing sandstone units in the Ravelo Formation. These continuous chip samples were taken as a series of 32 "traverse" lines perpendicular across the width of the sandstone units, with the spacing between each "traverse" ranging from 50 to 800 m apart (Figure 16). This sampling project covered an approximate 15 km strike length of the sandstone units, and resulted in the definition of an area of approximately 3,500 m long by 800 m wide that exhibited anomalous silver, gold, bismuth and base metal values. Within this area, there is a well defined zone of 3,450 m by 263 m in which anomalous silver values of approximately 0.5 to 1.0 ounce per tonne have been found, including 228 m that averaged 40 gpt silver. Approximately fifty cross-cutting gold-bismuth veins were also identified in this mineralized area (Figure 18).



SECTION 92550
SECTION 90300
SECTION 91200
SECTION 90990
SECTION 90750
SECTION 92300
Pique Pobre Tunnel
SECTION 87930
Pleistocene to Holocene Sediments
Late Upper Cretaceous Sediments
Mid-Upper Cretaceous Sediments
Jurassic to Lower Cretaceous Sediments
Ordovician Sediments
GENERAL MINERALS CORPORATION
Malku Khota Project
GMC Channel Sample Lines with Silver Results in PPM
Bolivia
FIGURE 16

Figure 16
3-D model showing GMC channel surface sampling results and bedrock geology

In 2004, SILEX Bolivia, S.A. (SILEX) entered into a partnership with General Minerals Corporation. In June 2005, SILEX completed a substantial program of surface and underground sampling that confirmed the existence of large widths of disseminated silver mineralization at the surface and in historic underground workings. A total of 1,111 surface and underground samples were collected and the initial surface program focused on Cerro Limosna where SILEX defined anomalous silver values hosted by sandstones along a strike distance of approximately 1.4 km long and varying in width from approximately 30 to 180 m true width. Additional underground mapping and channel sampling within old tunnels, primarily in the Pique Pobre area, returned a composite with average values of 395 gpt silver over a projected width of 130 m in the sandstone units. Much of the silver mineralization was observed to begin at or near the surface and follows a dip slope to the west with very little overburden present in many of the areas.

During 2005, SILEX continued with the program of surface channel sampling and identified two additional target areas, referred to as the Malku Khota and Wara Wara areas, as shown in figure 18. The surface sampling programs identified approximately 320,000 square metres in the Limosna and Wara Wara areas that averaged greater than 10 gpt silver, and approximately 128,000 square metres in the Malku Khota area that contain anomalous silver of greater than 10 gpt and gold values.

Table A. Results from surface geochemical channel sampling showing the averaged results from the anomalous silver zone:

Sample Line	Distance to next Sample Line (m)	Line Length (m)	Average Silver grade gpt	Antimony ppm	Sample Interval notes
93050	300	200	18	188	Includes: 4 m @ 133 gpt Ag
92850	300	47	63	295	Includes: 13 m @ 128 gpt Ag
92550	250	228	40	288	Includes: 30 m @ 170 gpt Ag
92375	200	52	24	128	
92200	450	54	4	27	Includes 2.5 m @ 13 gpt Ag
Mf	350	19	14	55	Includes 5.5 m @ 29 gpt Ag
91600	500	63	7	25	Includes 20 m @ 10 gpt Ag
91200	350	50	11	16	
90990	100	70	21	98	
Mal – c1	50	16	314	990	Includes: 2 m @ 1,160 gpt Ag
90870	100	69	40	270	
90750	500	48	26	139	Includes: 13 m @ 50 gpt

Sample Line	Distance to next Sample Line (m)	Line Length (m)	Average Silver grade gpt	Antimony ppm	Sample Interval notes
					Ag which includes 2 m @ 131 gpt Ag
90300+		263	11	11	Includes 2m@108 gpt Ag & 4m@61gpt Ag & 3m 73gpt Ag



Figure 17
View along the west side of the ridge near Cerro Limosna showing continuous channel sampling conducted by SILEX across a portion of the mineralized sandstone unit.

The surface sampling shown above was conducted by General Minerals Corporation during 2004-2005 along traverses laid out generally east-west to evaluate mineralization in the sandstone units across an approximate true width to bedding in the units. The numbering of the lines roughly correspond to the spacing between these lines, as indicated in metres. The location of the sample lines are shown in Figure 6 and 16, and consisted of continuous chip and channels wherever possible. This early work identified widths of up to 263 m with anomalous silver over a strike length of 3,450 m. Much of the initial surface sampling by SILEX was to verify the earlier results and expanded to further define the surface silver anomaly within the host sandstone. SILEX sampling

identified, an area of approximately 320,000 square metres with greater than 10 gpt silver values in channel samples in the Limosna and Wara Wara areas. This information was used to define the subsequent drilling targets.



Wara Wara Silver Anomaly
> 10 gpt Ag
(193, 000 sq. m)
Malka Khota Silver Anomaly
> 10 gpt Ag
(128,000 sq. m)
WwD004
WwD003
WwD005
WwD001
WwD002
MkD001
WwD006
Area of Cross Cutting
Gold Veins
MkD002
Limosna Silver Anomaly
> 10 gpt Ag
(127,000 sq. m)
4 Kilometers
EXPLANATION
Silver Surface Anomaly (SILEX)
> 10 gpt Ag
Drill Hole
LmD004
LmD003
LmD005
LmD002
Pique Pobre
Tunnel
LmD001
GENERAL MINERALS CORPORATION
Malku Khota Project
3D Model Showing Drill Holes,
Silver Anomalies and Underground Workings
Bolivia
Scale: NTS
Date: April 2006
FIGURE 18
1 Kilometer

Figure 18
Three-dimensional model showing the anomalous silver zones, drill holes, and underground workings.

Table B. Geochemical channel sampling results from twenty four cross-cutting gold veins located in the central part of the property (Malku Khota) located between the sample lines 91600 and 92200:

Samples Number	Width (m)	Gold (gpt)	Lead (%)	Antimony (ppm)	Bismuth (ppm)
78548 + 78549	1.1	9.5	0.1	238	>10,000
Includes 78548	0.3	33	0.15	714	>10,000

Samples Number	Width (m)	Gold (gpt)	Lead (%)	Antimony (ppm)	Bismuth (ppm)
78591	0.75	3.8	1.2	1,215	3,720
78800 +78801	1.8	1.5	0.6	1,484	>10,000
77820	0.75	2	0.3	6,640	5,580
78550 + 78551	1	5.1	0.03	>10,000	>10,000
Includes 78550	0.4	12.9	0.05	>10,000	>10,000
78546	1	6.5	0.1	667	550
78783 + 78784	1.7	3	0.4	685	4,676
Includes 78783	0.8	5.5	0.5	868	6,850
78781 + 78782	1.6	1.1	0.4	356	4,489
78540 + 78541	3.6	1.6	0.3	129	493
Includes 78540	1.2	4.6	0.6	254	1,045
78536 + 78537	2.3	1.3	0.4	713	>10,000
Includes 78536	0.7	3.9	0.9	1,735	>10,000



Figure 19
View of the range front south of the village of Malku Khota showing numerous steeply-dipping E-W veins. Many have been explored by past mining activity.

Table C. Geochemical sampling results from veins exposed between the sample line 92375 and 92550.

Samples Numbers	Width (m)	Gold (gpt)	Silver (gpt)	Lead (%)	Bismuth (gpt)	Antimony (gpt)
78593	0.65	5	1,455	0.6	>10,000	>10,000
78598	0.7	0.4	1,070	0.7	>10,000	>10,000
78597	0.7	0.6	830	0.4	5,650	6,850
78600	1	0.9	394	0.3	>10,000	1,050

9.2 Underground Mapping and Sampling

During 2005, SILEX conducted underground mapping and sampling within old tunnels in the Frio, Kallampa and Pique Pobre workings in the Limosna area. Results from the Pique Pobre workings showed that high-grade mineralization is still present, and this zone returned a composite average value of 395 gpt silver over a width of 130 metres across the bedding in the Malku Khota sandstone unit. The samples collected were channel samples taken from underground exposures a few metres to approximately 50 metres below the surface. The observed mineralization starts at surface and there is no overburden. A summary of the results is shown in the following table:

Approximate True Width	Average Silver Grade
130 metres	395 gpt (equivalent to 11.45 oz per tonne)
Includes Two Higher Grade Intervals:	-
90 metres	446 gpt(equivalent to 12.93 oz per tonne)
30 metres	580 gpt (equivalent to 16.82 oz per tonne)

This higher grade material seen in the Pique Pobre workings may represent a sub-horizontal enrichment blanket that starts a few metres below the surface and has a poorly defined thickness of possibly 30 m in the tunnel mentioned. This would be similar to the style of mineralization, observed at the Atocha district, 30 km to the north.

10.0 Drilling

10.1 Core Drilling and Sampling:

During October 2005 through January 2006 SILEX completed 2,279.80 m drilling thirteen diamond core holes that tested three areas on the Malku Khota property, as shown in Figure 6. The drill holes located in the Limosna and Wara Wara areas were generally sited to test the true width of mineralization in the Malku Khota and Wara Wara sandstone units. In the Limosna area, the drill holes were located at the base of the range and generally oriented N50E and -15 degrees. The exception is LMD 005 which targeted a zone of steeply dipping veins and structures where they intersected the favourable Malku Khota sandstone unit. The drill holes sited in the Wara Wara area were located within the range and required creative road and drill pad construction. The Wara Wara drill holes were oriented N50E and -20 degrees to intersect the true-width of the sandstone mineralization. Drill holes in the Malku Khota area were oriented to crosscut several specific high-angle vein and stockwork structures in that area. A summary of the drill holes is shown below in Table E.

Table D. Summary of Drill Holes Completed 2005-2006

Drill Hole Number	Project Area	Bearing Azimuth/dip	Total Depth (metres)
LMD 001	Limosna	50/-15	151.7 m
LMD 002	Limosna	50/-15	150.5 m
LMD 003	Limosna	55/-15	212.1 m
LMD 004	Limosna	50/-15	151.8 m
LMD 005	Limosna	15/-40	224.0 m
WWD 001	Wara Wara	50/-20	152.5 m
WWD 002	Wara Wara	50/-20	174.7 m
WWD 003	Wara Wara	50/-20	152.0 m
WWD 004	Wara Wara	50/-20	150.5 m
WWD 005	Wara Wara	50/-20	122.3 m
WWD 006	Wara Wara	65/-20	170.55 m
MKD 001	Malku Khota	30/-30	201.8 m
MKD 002	Malku Khota	25/-15	265.35 m
		Total Drilling	2,279.8 m



Figure 20
Drill rig in set up at LMD 003 in the Limosna area.

The results from the core drilling program are shown below and confirm that silver mineralization is present and in grades of economic interest in the three areas that were tested by drilling, and are comparable to the relative widths and grades with those present in the surface sampling.


A
A'
Surface Samples
124.34m @ 61.5 gpt Ag
Tunnel Results
130m @ 395 gpt Ag
Near surface
enrichment
Pique Pobre Tunnel
Road
LMD003
44.5-160m
115.6m@79.0 g/t Ag
(77.0m@101.0 g/t Ag)
LMD005
22.05 - 198.00
175.75m@46.24 gpt Ag
(50.68m@81.52 gpt Ag)
100 Meters
Geological Cross Section A-A'
Explanation
Aroifilla Fm
Ravelo Fm
RED SANDSTONES
MALKU KHOTA SANDSTONE
WARA WARA SANDSTONES
CHIRO KHASA SANDSTONE
Source: SILEX BOLIVIA S.A.
General Minerals Corporation
Malku Khota Prospect
Limosna Area
Geological Cross Section
Bolivia
Author: GMC
FIGURE 21

Figure 21
Cross section profile showing mineralization intersected in LMD 003, LMD 005, and projected underground workings of Pique Pobre, and the surface. This information is projected onto one plane for presentation.

Table E. Summary of Drill Hole Results Completed in 2005-2006

Drill Hole	Silver (20 gpt cutoff) Interval (m)	Silver Average grade (gpt)	Silver Average grade (opt)
LMD 001	52.5 m	46.2 gpt	1.49 opt
includes:	5.8 m	114.1 gpt	3.67 opt
includes:	2.2 m	155 gpt	4.98 opt
LMD 002	124.5 m	17.5 gpt	0.56 opt
LMD 003	115.5 m	78.9 gpt	2.54 opt
includes:	77 m	101.1 gpt	3.25 opt
includes:	4.1 m	383.4 gpt	12.33 opt
LMD 004	70 m	44.7 gpt	1.44 opt
includes:	16 m	100.7 gpt	3.24 opt
includes:	1.5 m	676.0 gpt	21.73 opt
	Silver (10 gpt cutoff) Interval (m)		
LMD 005	175.95 m	46.24 gpt	1.49 opt
includes:	50.68 m	81.52 gpt	2.62 opt
WWD 001	102.65 m	51.55 gpt	1.66 opt

Drill Hole	Silver (20 gpt cutoff) Interval (m)	Silver Average grade (gpt)	Silver Average grade (opt)
includes:	5.17 m	426.14 gpt	13.70 opt
WWD 002	96.06 m	30.88 gpt	0.99 opt
includes:	1.00 m	220.00 gpt	7.07 opt
WWD 003	16.72 m	20.50 gpt	0.66 opt
WWD 004	9.26 m	21.94 gpt	0.71 opt
WWD 005	6.00 m	20.07 gpt	0.65 opt
WWD 006	2.20 m	240.03 gpt	7.72 opt
MKD 001	81.93 m	57.98 gpt	1.86 opt
includes:	3.88 m	404.23 gpt	13.00 opt
MKD 002	9.35 m	41.19 gpt	1.32 opt

The location of the drill holes completed in 2005-2006 are shown in Figure 18, and tested three targets that were defined by surface sampling and geologic mapping. The drill holes in the Limosna area show significant mineralized intercepts ranging from 52 to 124 metres with silver grades averaging between 17 to 78 gpt. The Limosna drill holes tested mineralization along a strike length of more than 750 m in the host sandstone unit. The drill holes in the Wara Wara area show significant mineralized intercepts ranging from 16 to 102 m with silver grades averaging between 20 to 50 gpt. The Wara Wara drill holes tested mineralization along a strike length of more than 660 m in the host sandstone unit. The drill holes in the Malku Khota area tested two zones of structurally oriented mineralization, and intersected relatively narrow veins and structures that ranged between 198 to 2340 gpt silver over narrow intervals between 0.4 to 1.29 m in addition to disseminated mineralization within the sandstone.



Figure 22

Photo showing core samples from LMD 003, showing the interval 68.00 to 75.00 m that averages 191.7 gpt silver.

10.2 Targets

The geological observations and data suggest there is a good potential for bulk tonnage silver mineralization within the 15 km strike length of the sandstones correlated with the Ravelo Formation at the Malku Khota property, in addition a possible stockwork vein system and intrusive-hosted mineralization may be present beneath a portion of the property. Subsidiary quantities of other metals such as lead, zinc, bismuth, gold and antimony may provide some contribution to the economics of mining at Malku Khota, but would be dependant on recovery rates and costs. The primary targets for mineralization are focussed on the exposed segments of the Malku Khota and Wara Wara sandstone units and possible additional mineralized zones that may be present in portions of the overlying Aroifilla Formation and within favorable horizons in the lower Wara Wara sandstone. Several old prospect pits and workings were noted to the east of Pique Pobre, and may indicate the presence of other favourable sandstone units that host silver mineralization in the lower Wara Wara sandstone. Another target for mineralization may lie in the areas of stockworks and sub-parallel vein systems in the Malku Khota area of the project that crosscut earlier sandstone-hosted disseminated mineralization. The geochemical signature of these veins, which contain gold and bismuth, suggest a later hydrothermal system possibly related to a buried intrusion that may have remobilized and concentrated metals from the adjacent rock units.

Specific areas for targeting significant silver mineralization are currently identified at the project based on the previous and current geologic mapping, sampling, and drill core. These targets include:

- Extensions of the known disseminated silver mineralization in the Wara Wara and Limosna areas of the project hosted by sandstone units in the Ravelo Formation;
- Lateral extensions of disseminated silver mineralization and in addition the possibility of favorable horizons within the Ravelo and overlying Aroifilla formations;
- In the Malku Khota and Limosna areas, additional zones of dense veining and stockworks, possibly related genetically to an underlying intrusion.

The metal zoning and associations between high-grade silver mineralization and other metals such as lead, antimony, and barium are likely associated with different stages or pulses of mineralization. Their genetic correlations at this time is uncertain. It has been noted in the geological mapping that there is a prevalent pattern of E-W orientation to veinlets and structures within many of the stratigraphic units. In addition, there appear to be a possible component of E-W orientation linking the high-grade ore shoots that were mined in the Pique Pobre area. Detailed geologic mapping that focuses on subtle changes in the host lithologies and the role of E-W structures may provide important clues to understanding the genesis and location of the high grade silver mineralization at Malku Khota.

11.0 Sampling Method and Approach:

The Company has established procedures with respect to its sampling programs to minimize the possibility of sampling and assaying errors. Samples are collected under the supervision of the geologist in charge of the mapping and sampling program who ensured the quality of the samples taken and confirmed that the samples were correctly numbered. These samples were then transported by company personnel to the ALS Chemex laboratory in Oruro, Bolivia which does not have an ISO certification at this time. Only the sample preparation is carried out in Oruro. The analysis for gold is by fire assay ("FA") using a 30 gm sample and other elements are assayed by ICP 34 element analysis which is carried out in the ALS Chemex laboratory in Vancouver, an ISO 9001:2000 certified laboratory. Five percent of the samples were reanalyzed for control purposes at Acme Laboratories in Santiago, Chile and Vancouver. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy.

SILEX reports that surface and drill samples were collected or the collection was supervised by qualified personnel. Samples were transported to Oruro to the preparation laboratory of Alex Stuart for some surface samples and ALS Chemex for the remaining surface and all the drill samples where material was crushed, pulverized and split before being transported to the ALS Chemex laboratory in Lima, Peru or Vancouver, BC and the Alex Stewart laboratory in Mendoza, Argentina. Samples were assayed for silver by Gravimetric analysis and ICP, gold was analysed by gravimetric means. Associated elements including lead, zinc, bismuth, antimony and barium amongst others were analysed by ICP. Two types of ICP were performed on the majority of samples one using a 3 acid digestion and one a more rigorous 4 acid digestion. The lab results showed that the latter tended to give higher values by approximately 10%. This variation is not considered significant at this stage of the project development but may be worth future consideration. Samples were transported by trusted personnel to the laboratory in Oruro and the laboratory then forwarded the samples to their facility in Lima or Vancouver. The Alex Stuart laboratories in Oruro and Mendoza are both ISO 9001 certified. The ALS Chemex laboratory in Oruro is not ISO certified, however the two ALS Chemex analytical laboratories in Lima, Peru and Vancouver BC are ISO 9001 certified.

Approximately 4,300 drill cores, channel, chip and hand specimen samples have been collected and analysed for silver. The majority have also been analysed for gold and 35 elements. Surface channel and chip samples were typically 2-4 m in length with a maximum of 10 m and minimums of less than 2 m where local geological features were being investigated. Sample lines were spaced at approximately 100-200 metre intervals and laid out to cross the host sandstone approximately at right angles to strike. This detailed sampling was carried out in an area of approximately 4 km long by 0.5 km wide. Tunnel samples are typically of 2-3 m in length with local geological features sampled at less than 2 metres. Drill core was split with a diamond saw and sampled at typically 2 m intervals with local geological features being sampled at less than 2 m. Core recovery was excellent with near complete recovery except in rare structural zones. Therefore, core recovery did not affect the ability to collect and analyse representative samples. The drill holes were irregularly spaced along an approximate 3.2 km strike length of the sandstone host rock. In parts of the Limosna and Wara Wara geochemical anomalies holes are spaced at approximately 200 m intervals. Samples are considered representative of the

rocks sampled, however, as seen in the check samples (Section 13.2) a "nugget effect" may be present which would cause variations in assays of small individual samples. Due to the large number of samples taken on the property this effect is likely minimal in terms of the overall interpretation of results or to any reported drill intercept. The width of the mineralized intercepts are typically 50 m to greater than 100 m, so the sampling interval used of approximately 2 m is appropriate. Higher grade intervals are quoted in Table E and rock types and controls to mineralization are described in Section 8, 9 and 10.

12.0 Sample Preparation, Analysis and Security:

Surface sampling was carried out under the direction of the Company or SILEX geologist using trained samplers. The geologist marks on the rock-face the location for the channel sample which is cut by the sampler who places the sample in the plastic sample bag. The sample is numbered and sealed with staples by the geologist. The quality of the sample cut was inspected by the geologist to ensure that a representative sample was collected. Samples were stored at the camp in the storeroom which is protected by the camp watchman. SILEX reports that the drill core samples were marked out by the geologist who instructed the assistant to cut the core in half, lengthways, using a diamond saw. The resulting sample was placed in a bag and numbered and sealed. The geologist inspected the quality of the cut to ensure that a representative sample was taken.

All assays were performed independently by ALS Chemex Laboratories in Peru and Vancouver, BC or Alex Stewart Laboratories in Mendoza with sample preparation completed in Oruro, Bolivia. Internal checks were preformed through standards and the re-analyzing of certain samples. For details see Section 11.0.

All samples were collected by, or under the supervision of a qualified person responsible for the program. Emphasis was placed on quality control and the proper handling and numbering of all samples. The samples are then transported by either trusted Company personnel or public transport to the specified public laboratory. Under controlled laboratory conditions the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods or fire assay. Most samples with a base metal content greater then the detection limits for the ICP methodology were re-analyzed using standard assay methods. Concurrent running of industry standards and re-analysis of anomalous samples provided analytical control. When the geochemical results are received they are checked against their geological context and the field locations and descriptions are cross referenced with the results and sample numbers to verify accuracy. A discussion of check assays conducted by the author is under Section 13.0. In the opinion of the author the sample preparation, security and analytical procedures were adequate to ensure that representative assays were obtained.

13.0 Data Verification

13.1 Data Review

All data have been reviewed and verified by the author by checking reported results against original assay sheets and by visiting a number of sampled locations in the field and evaluating the reported results versus the mineralized rock seen in the field. These field visits included the collection of check samples from locations already sampled by the Company or SILEX. Check samples were collected and prepared for shipment to the lab by the author and to the extent possible all geologic information was reviewed and confirmed in the field, including a personal interview with Javier Torres, the SILEX Project Geologist. The author believes that the verification procedures used by the Company and SILEX together with the authors verification procedures are adequate. Differences in assays and check samples are described and explained in Section 13.2 below.

13.2 Check Sampling

Samples were taken by the author from selected locations on the property as part of this evaluation, and consist of rock chip surface samples and samples that were split from the drill core, these were submitted for lab analysis. The intent of this sampling was to determine if the geochemical results was within a reasonable range of the values reported by the Company. Each of the samples were collected and bagged by or supervised by the author, and directly labeled by the author for submittal to the lab. The samples were selected with the intent of testing a variety of the mineralized intervals, and these results are shown in the tables below with the corresponding data that was reported by Company for each check sample. The intent by the author's sampling was, to the extent possible, to duplicate the same type of sample taken by the Company. The author made all attempts to collect continuous chip samples, which were carefully collected to avoid any bias towards veins or structures. The core samples were collected from the splits in the original core boxes under the direct supervision of the author. The author selected and marked each interval to be collected, directed the splitting of the core samples, the labeling and bagging of each sample, and the cleaning of equipment used to split the samples between each sample collected. The samples were personally carried and delivered by the author to the ALS Lab in Oruro.

Table F. Surface Rock Chip Check Samples, 2004

Author's Sample No.	GMC Sample No.	Sample Interval	Silver (ppm) Grav/ICP	Lead (ppm)	Gold (ppm)	Sb (ppm)
73728		2.0 m chip	465/>100	526	<.005	925
	78456		677/>100		<.005	
73729		3.0 m chip	398/>100	1305	<.005	1990
	78474		1160/>100		<.005	
73730		2.0 m chip	-/28.2	2020	<.005	37
	78310		-/12.6		<.005	
73731		1.0 m chip	-/69.8	4230	3.58	739
	78783		-/57.6			
73732		0.4 m chip	448/>100	1395	4.04	6070
	78550		1130/>100			

73733		5.3 m chip	260/>100	315	<.005	344
	78082		243/249		<.005	
73734		2.0 m chip	-/21.5	300	<.005	351
	78088		-/23.4		<.005	

Table G. Drill Core Check Samples, 2006

Author's Sample No.	SILEX Sample No.	Drill Hole Sample Interval	Silver (ppm) GravICP	Lead (ppm)	Gold (ppm)	Sb (ppm)
506401		LMD 002 35.0-37.0 m	30.3	1410	<.005	39
	LMD002019	LMD 002 35.0-37.0 m	41/37.3	10600	<.05	31
506402*		LMD 003 68.0-68.8 m	71	1165	<.005	137
	LMD003020	LMD 003 68.0-68.8 m	115/119	993	<.05	152
506403		LMD 003 68.8-71.0 m	245	710	<.005	498
	LMD003021	LMD 003 68.8-71.0 m	297/317	872	<.05	609
506404		LMD 003 71.0-73.0 m	140	437	<.005	204
	LMD003022	LMD 003 71.0-73.0 m	153/154	493	<.05	225
506405		LMD 003 117.0-119.0 m	194	1455	<.005	1410
	LMD003046	LMD 003 117.0-119.0 m	189/198	1335	<.05	1230
506406*		LMD 005 46.58-47.7 m	50	468	<.005	80
	LMD005024	LMD 005 46.58-47.7 m	47/47	464	<.05	67
506407*+		LMD 005 59.65-61.0 m	328	2450	<.005	2710
	LMD005027	LMD 005 59.65-61.0 m	190/244	1775	<.05	1630
506408*-		LMD 005 155.0-157.0 m	54.7	292	<.005	180
	LMD005082	LMD 005 155.0-157.0 m	121/132	489	<.05	270
506409*-		MKD 001 184.15-185.32 m	80.1	210	<.005	500
	MKD001124	MKD 001 184.15-185.32 m	230/239	408	<.05	1620
506410 *-		MKD 001 185.32-185.75 m	1700	476	0.013	7220
	MKD001125	MKD 001 185.32-185.75 m	2320/2340	921	<.05	>10000
506411*+		MKD 002 83.58-84.86 m	52.2	358	0.017	62

Author's Sample No.	SILEX Sample No.	Drill Hole Sample Interval	Silver (ppm) GravICP	Lead (ppm)	Gold (ppm)	Sb (ppm)
	MKD002044	MKD 002 83.58-84.86 m	36/38	542	0.28	63
506412*-		WWD 001 24.4-26.52 m	353	187	0.023	1755
	WWD001014	WWD 001 24.4-26.52 m	628/666	920	<.05	>1000
506413		WWD 001 26.52-29.30 m	51.5	202	0.018	898
	WWD001015	WWD 001 26.52-29.30 m	36/37.3	560	<.05	882
506414		WWD 002 50.0-52.0 m	83.6	159	0.006	363
	WWD002027	WWD 002 50.0-52.0 m	66/74.9	228	<.05	346
506415		WWD 002 131.0-133.0 m	24.4	351	<.005	369
	WWD002069	WWD 002 131.0-133.0 m	23/27.6	443	<.05	416
506416*+		WWD 003 67.18-68.0 m	77.1	291	0.019	1695
	WWD003038	WWD 003 67.18-68.0 m	27/41.4	334	<.05	1905

The results of the sampling by the author confirmed the presence of mineralization and in the relative value ranges that have been reported by the Company. Although there are some variations in the geochemical data for the check samples, this is considered by the author as being within an acceptable range considering that the samples taken were not identical to the Company samples. The data suggest that there is a strong potential "nugget effect" for silver at Malku Khota, and that significant silver and possibly gold values can occur as fracture coatings, in veinlets, and as discrete metallic grains in the sandstone pores with the potential for loss during the drilling and sampling process. The presence of native silver and gold grains in cavity fillings are demonstrated by the petrographic studies conducted on mineralized samples, as shown in Figure 14.

14.0 Interpretation and Conclusions

The Malku Khota property is located in the Cordillera Oriental, approximately 83 km south-southeast of Oruro in southwest Bolivia. At Malku Khota, silver occurs as disseminated mineralization in portions of a 200-300 m thick sandstone unit in the Ravelo Formation that are laterally extensive, and as narrow veins and stockwork structures that crosscut the disseminated silver-bearing sandstone units. The younger structurally controlled mineralization is possibly associated with a buried intrusion, and some of these veins were historically mined for gold and bismuth during the Spanish Colonial period. Disseminated silver mineralization at Malku Khota appears to be associated with large-scale basin dewatering or exhalative processes that occurred during the early Tertiary period. Metal-bearing waters followed basin structures and interacted

with the saline and sulphate-rich brines in the overlying Aroifilla Formation and metals were deposited as sulfides and exotic sulfosalts within the interstices of permeable sandstones of the Wara Wara and Malku Khota sandstone units. The mineralization observed in these stratigraphic units are laterally extensive and on a regional scale.

The data collected to date is believed to give a reliable indication of the widespread nature of the stratabound silver mineralization. The initial drill program has outlined large zones with silver mineralization which will require substantial amounts of infill drilling to develop a resource. A drill spacing of 50 to 100 m will likely be needed to do this.

At Malku Khota, the main mineralized sandstone units have been mapped for more than 15 km strike length across the project area, and the similar sandstone units have been correlated to extend for approximately 60 km to the north and south. Three main target areas have been identified on the property that are characterized by anomalous silver values greater than 10 gpt silver in surface rock chip samples, these are the Wara Wara, Malku Khota, and Limosna areas. Several high-grade pods and zones were historically mined for silver during the Spanish colonial period, and these are present in the Limosna area.

A secondary exploration target area is located in the Malku Khota area where numerous E-W striking veins and stockworks crosscut the sandstone units that were historically mined for gold and silver until the 1840's. The geochemical signature of the vein mineralization have a strong gold-bismuth association and a possible relationship to a buried Tertiary intrusion of probable Miocene-Pliocene age.

In addition, there are other areas to the north and south that may have potential after the controls to mineralization are better understood in the main Malku Khota areas. These auxiliary areas bear similar characteristics to the three main targets at Malku Khota with respect to host lithological units and structural style.

The three main target areas at Malku Khota present excellent exploration potential for the discovery of significant gold-silver mineralization at the property. The topography of the property at Malku Khota would be conducive because the primary host sandstone units form a dip-slope along the upper western side of the ridge with little stripping of overburden required for approximately 200 metres, to the elevation of the main road.

The completed Project Review meets the original objectives discussed in Section 2.2.

15.0 Recommendations

The results of the recent drilling are highly encouraging and demonstrate the presence of significant silver mineralization at the Malku Khota project. Continuation of the detailed geologic and structural mapping will be useful to further refine ideas concerning the role of host lithologies, genetic models for metal deposition, and any possible structural controls responsible for the high-grade silver mineralization. Of particular interest is the possibility of an E-W structural fabric that has been observed in the primary host rocks,

and their possible affiliation with a buried intrusion. Critical analysis and modeling of the geochemical data may also prove useful to help understand and develop a genetic model for the mineralizing systems, to unravel the potential significance of different stages of mineralization, and understand the role of supergene enrichment at the deposits. Additional drilling is recommended to further define and expand the known areas of silver mineralization, and in conjunction with an underground bulk sampling program, to provide the basis for understanding issues of grade variations and developing cost-effective metallurgical recovery methods to evaluate the potential economics of the deposits.

Exploration to date provides sufficient encouragement to recommend a substantial continuing exploration program involving drilling, tunneling and detailed metallurgical studies. The next stage of exploration could reasonably involve 10,000 to 20,000 m of drilling at least 2,000 m of tunneling and detailed metallurgical testing to determine tonnage and grade and metallurgical characteristics. The total cost of this program is expected to be in the US$2.0-US$4.0 million range. A twenty thousand metre drill program with associated geology, geochemistry, geophysics and metallurgy would cost as follows:

	US$(000)
Geology/Geophysics/Camp	$250
Geochemistry	$400
Drilling	$1,300
Roads and Trenching	$50
Tunneling	$100
Vehicles	$50
Land	$60
Other Costs	$250
Totals	$2,460

LIST OF FIGURES

LIST OF TABLES

References

Ahfeld, F. and Schneider-Scherbina, A., 1964, Los Yacimientos Minerales y de Hidrocarburos de Bolivia, Bolivia Departmento Nacional de Geologia, Boletin 5, p. 388.

Cobbing, E.J., 1985, The Tectonic Setting of the Peruvian Andes, *in* Pitcher, W.S., Atherton, M.P., Cobbing, E.J., and Beckinsale, R.D., eds., Magmatism at a Plate Edge – the Peruvian Andes: Glasglow and London, Blackie and Sons Ltd., p. 2-12.

Deconinck, J.F., Blanc-Valleron, M.M., Rouchey, J.M., Camoin, G., and Badaut-Trauth, D., 2000, Palaeoenvironmental and diagenetic control of the mineralogy of Upper Cretaceous-Lower Tertiary deposits of the Central Palaeo-Andean basin of Bolivia (Potosi area), Sedimentary Geology, v. 132, p. 263-278.

Dewey, J.F. and Bird, J.M., 1970, Mountain Belts and the New Global Tectonics: Journal of Geophysical Research, v. 75, p. 2625-2647.

Diaz-Martinez, E. and Choque Mamani, N., 1995, Paleozoico Superior y Cretacico del area de Huaranca (Sapahaqui-Rio La Paz), Cordillera Oriental de Bolivia, Revista Tecnica de Yacimientos Petroliferos Fiscales Bolivianos, v. 16, issue 1-2, p. 161-167.

Hansley, Paula, and Cookro, Theresa, 2006, Petrography of MK Sandstone Samples, prepared for General Minerals Corporation, 17 p. with photos.

Jaillard, E., and Sempere, T., 1991, Las secuencias sedimentarioas de la Formacion Miraflores y su significado cronoestratigrafico, Revista Tecnica de Yacimiento Petroliferos Fiscales Bolivianos, v. 12, issue, 2, p. 257-264.

Kley, J., 1996, Basement-involved blind thrusting in the eastern Cordillera Oriental, southern Bolivia: evidence from cross-sectional balancing, gravimetric and magnetotelluric data, Tectonophysics, v.259, Issue 1-3, p. 171-184.

Litherland, M., Annelis, R.N., Darbyshire, D.P.F., Fletcher, C.J.N., Hawkins, M.P., Klinck, B.A., Mitchell, W.I., O'Connor, E.A., Pitfield, P.E.J., Power, G., and Webb, B.C., 1989, The Proterozoic of Eastern Bolivia and its Relation to the Andean Mobile Belt: Precambrian Research, v. 43, p. 157-174.

Lozano, Carlos and Torres, Javier, 2005, Inter company memorandum entitled: Propuesta de perforacion en Malku Khota (Sector Limosna), SILEX Bolivia, S.A., dated 8/7/2005, 4 p.

Martinez, C. and Vargas, E, 1990, Sobre las deformaciones sinsedimentarias Mesozoicas de la region Macha-Pocoata-Colquechaca (norte de Potosi, Cordillera Oriental de Bolivia, Revista Tecnica de Yacimientos Petroliferos Fiscales Bolivianos, v. 11, issue 1, p. 13-20.

Mitchell, A.H. and Reading, H.G., 1969, Continental Margins, Geosynclines, and Ocean Floor Spreading: Journal of Geology, v. 77, p629-646.

Mueller, J.P., Jacobshagen, V., Wemmer, K., and Ahrendt, H., 1998, Crustal Shortening in the backarc of the Central Andes, Eastern Cordillera (S. Bolivia), Abstracts with Programs, Geological Society of America, v. 30, issue 7, p. 238.

Pitcher, W.S., and Cobbing, E.J., 1985, Phanerozoic Plutonism in the Peruvian Andes, *in* Pitcher, W.S., Atherton, M.P., Cobbing, E.J., and Beckinsale, R.D., eds., Magmatism at a Plate Edge – the Peruvian Andes: Glasglow and London, Blackie and Sons Ltd., p. 19-25.

Redwood, Stewart D.; MacIntyre, R. Mitchell, 1989, K-Ar dating of Miocene magmatism and related epithermal mineralization of the northeastern Altiplano of Bolivia, Economic Geology, v. 84, no. 3, p. 618-630.

Sempere, T., Butler, R.F., Richards, D.R., Marshall, L.G., Sharp, W., and Swisher, C.C.III, 1997, Stratigraphy and chronology of Upper Cretaceous-lower Paleogene strata in Bolivia and Northwest Argentina, Geological Society of America Bulletin, v. 109, p. 709-727.

Sempere, T., Herail. G., Oller, J., and Baby, P., 1989, Geologic Structure and Tectonic History of the Bolivian Orocline: International Geological Congress, 28th, Washington, D.C., Abstracts, v. 3, p. 72-73.

Sempere, Thiery, 1990, Cuadros Estratigraphicos de Bolivia Propuestas Nuevas: Convenio l'Office de la Recherche Scientifique et Technique de Outre-Mer/Yacimientos Petroliferos Fiscales Bolivianos Informe 20, 26 p.

Rouchey, J.M., Camoin, G., Casanova, J., and Deconinck, J.F., 1993, The central palaeo-Andean basin of Bolivia (Potosi area) during the late Cretaceous and early Tertiary: reconstruction of ancient saline lakes using sedimentological, paleoecological, and stable isotope records, Palaeogeography, Palaeoclimatology, Palaeoecology, v. 105, p. 179-198.

Sheffels, B.M., 1990, Lower Bound on the Amount of Crustal Shortening in the Central Bolivian Andes: Geology, v. 18, p. 812-815.

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Troeng, B. and Riera Kilibarda, C., 1996, Mapas tematicos de recursos minerals de Bolivia; Hoja Uncia, memoria explicative – Thematic maps of the mineral resources of Bolivia; Uncia Sheet, explanatory memoir, Boletin del Servicio Geologico de Bolivia.

U.S.G.S. Geological Survey, 1992, Geology and Mineral Resources of the Altiplano and Cordillera Occidental, Bolivia, USGS Bulletin 1975, p. 365.

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APPENDIX I

Certification of Qualification

Certificate of Qualification

I, Kurt T. Katsura, of P.O. Box 51346, Eugene, Oregon do hereby certify that:

1. I am a qualified person for the purposes of this Instrument 43-101, through my designation as a Licensed Registered Geologist in the State of Oregon RG # 1221 and work as a Consulting Geologist.
2. I hold degrees of Geology and I hold the degree of Bachelor of Science (1981) and a Master of Science (1988), both from the University of Oregon. I have been practicing my profession since 1982 as an exploration geologist for precious metals.
3. This Certificate applies to the report titled "Report on Malku Khota Property, Department of Potosi, Bolivia" dated May 12, 2006.
4. I have visited the property on April 2-3, 2004 and March 29-April 3, 2006 have reviewed previous geological data, geochemical results, and technical reports on the subject property.
5. I am independent of the Issuer and have not received and do not expect to receive any interest, either direct or indirect, in any properties of General Minerals Corporation and I do not beneficially own, either direct or indirect, any securities of General Minerals Corporation. I am independent of General Minerals Corporation.
6. I have read the National Instrument 43-101 and Form 43-101F1. This report has been written in compliance with the National Instrument 43-101 and Form 43-101F1.
7. I am responsible for all sections of this report.
8. This report is based on a review of data, observations made, and samples taken during my site visits to the Malku Khota Property.
9. I am not aware of any material fact of material change with respect to the subject matter of this report.
10. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

May 12, 2006

Eugene, Oregon
May 12, 2006

Kurt T. Katsura RG
Consulting Geologist

Date and Signature Page

The effective date of this report is May 12, 2006.


REGISTERED PROFESSIONAL
OREGON
KURT T. KATSURA
G1221
GEOLOGIST

Seal:

Kurt T. Katsura
May 12, 2006

Kurt T. Katsura Oregon RG # 1221

Consent of Professional
(Qualified Person)

British Columbia Securities Commission
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Toronto Stock Exchange
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M5X 1J2

General Minerals Corporation
580 Hornby Street, Suite 880
Vancouver, B.C.
V6C 3B6

Attention: Corporate Finance and Listings

Re: General Minerals Corporation (the "Company")

1. I, Kurt T. Katsura, am the author responsible for the preparation of the report entitled "Report on Malku Khota Property Department of Potosi, Bolivia", dated May 12, 2006 prepared on behalf of the Company (the "Report").

2. I hereby consent to:

   (a) the public filing of the Report on SEDAR and in the public files with the Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and with the Toronto Stock Exchange;

   (b) the use of and reliance upon the Report for disclosure in the Company's Press Release dated May 31, 2006 (the "Press Release");

   (c) the written disclosure of, the inclusion of extracts from, or a summary of, the Report in the Press Release; and

   (d) the use, inclusion, summarizing or quoting from the Report in any and all regulatory filings, acceptances or approvals in connection with any of the mineral properties which are the subject of the Report.

3. I hereby consent to the use of my name "Kurt T. Katsura" in the Press Release.

4. I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure in the Press Release.

Dated this 31st day of May, 2006

Kurt T. Katsura